Exhibit 99.1

Intercorp Financial Services Inc.

Fourth Quarter 2023 Earnings

Lima, Peru, February 12, 2024. Intercorp Financial Services Inc. (Lima Stock Exchange/NYSE: IFS) announced today its unaudited results for the fourth quarter 2023. These results are reported on a consolidated basis under IFRS in nominal Peruvian soles.

Intercorp Financial Services: FY23 revenues up 10% YoY, growth across all businesses

• 4Q23 earnings of S/ 286 million, up 47% QoQ

• Customer base growth continues across businesses

• Tight management of costs with 5% YoY decrease in 4Q23

• Sound capitalization levels

• Positive developments in digital and ESG indicators

Banking: Defiant year in banking activity

• Soft banking activity after tightening of credit standards

• Stable NIM throughout the year with cost of funds stabilizing on rates outlook

• Banking expenses declined 6% YoY, C/I ratio at 36.2% in 4Q23

• CoR at 5.2% in 4Q23 and 4.3% in FY23, strong coverage

• Increasing market relevance in targeted banking products

Insurance: FY23 earnings of S/ 292 million, ROE at 86.2%

• Full-year and quarterly results increased 14% and 76% YoY, respectively, mostly due to strong results from investments

• ROIP of 7.2% in 4Q23 compared to 6.0% in 3Q23 and 7.5% in 4Q22

• Market leader in annuities with a 26.4% share as of Nov23

• For periods prior to 2023, a reconstruction of results appropriate to the first adoption of IFRS17 has been performed for comparative purposes

Wealth Management: Positive quarter due to investment portfolio recovery

• Significant QoQ increase in revenues driven by investment results

• Continued growth in AUM: 2.0% QoQ and 8.7% YoY

• Sequential recovery of fee income continues, adding up to quarterly growth in NII

Payments: Revenues ramping up

• Payments acquirer fees increased 1.3% QoQ and 1.2% YoY

• Number of affiliated merchants and transactional volumes continue to expand

• Share of e-commerce transactions within Izipay grew from 15.8% to 16.2% YoY

Intercorp Financial Services

SUMMARY

2023 Performance

Intercorp Financial Services’ profits were S/ 1,079.3 million in 2023, a 35.7% decrease compared to 2022. The lower net profit was mainly a result of increases of more than two-fold in impairment loss on loans and 4.7% in other expenses. These factors were partially offset by increases of 7.6% in net interest and similar income, 3.6% in net fee income from financial services, 2.8% in other income, in addition to an improvement in insurance and translation results.

IFS’s ROE was 11.3% in 2023, lower than the 19.1% registered in 2022.

Intercorp Financial Services’ P&L statement

S/ million	2022	2023	%chg 23/22
Interest and similar income	5,871.3	7,120.4	21.3%
Interest and similar expenses	(1,661.7)	(2,592.4)	56.0%
Net interest and similar income	4,209.6	4,528.0	7.6%
Impairment loss on loans, net of recoveries	(830.6)	(1,981.8)	n.m.
Recovery (loss) due to impairment of financial investments	(12.8)	(7.5)	-41.2%
Net interest and similar income after impairment loss	3,366.3	2,538.7	-24.6%
Fee income from financial services, net	1,137.4	1,178.5	3.6%
Other income	542.5	557.8	2.8%
Insurance results	(252.9)	(178.4)	-29.4%
Other expenses	(2,627.1)	(2,750.2)	4.7%
Income before translation result and income tax	2,166.2	1,346.4	-37.8%
Translation result	(25.5)	8.4	n.m.
Income tax	(462.5)	(275.6)	-40.4%
Profit for the period	1,678.1	1,079.3	-35.7%
Attributable to IFS' shareholders	1,668.0	1,072.7	-35.7%
EPS	14.45	9.33
ROE	19.1%	11.3%
ROA	1.9%	1.2%
Efficiency ratio	36.4%	36.8%

(1) Figures for 2022 have been re-expressed for comparison purposes due to IFRS17 adoption.

Net interest and similar income grew S/ 318.4 million, or 7.6%, mainly due to an increase of S/ 414.8 million in our Banking business, partially offset by negative performances of S/ 85.9 million and S/ 19.2 million in our Insurance and Wealth Management businesses, respectively.

Impairment loss on loans, net of recoveries increased more than two-fold, explained by higher provision requirements in both retail and commercial loan books, associated with a deterioration of the macroeconomic outlook in Peru.

Growth of S/ 41.1 million in net fee income from financial services was mainly due to higher commissions across most products and services in our Banking business and higher fees from payments acquirer in our Payments business, where the number of merchants grew 25.0%. However, lower fees from funds management in our Wealth Management business partially compensated the positive performance.

Other income increased S/ 15.3 million, or 2.8%, reflecting a strong improvement in our Wealth Management business, attributed to mark-to-market valuation on proprietary investments, as well as positive performances in our Insurance and Banking businesses.

Insurance results, despite being negative, improved from S/ -252.9 million in 2022 to S/ -178.4 million in 2023.

The moderate increase in other expenses was mostly attributed to higher expenses in our Payments, Insurance and Banking businesses.

The efficiency ratio was 36.8% in 2023, compared to the 36.4% registered in 2022.

Intercorp Financial Services’ Statement of financial position

S/ million	12.31.22	09.30.23	12.31.23	%chg 12.31.23/ 09.30.23	%chg 12.31.23/ 12.31.22
Assets
Cash and due from banks and inter-bank funds	13,489.5	11,106.4	10,343.6	-6.9%	-23.3%
Financial investments	22,787.6	25,484.2	26,722.0	4.9%	17.3%
Loans, net of unearned interest	47,530.9	49,379.8	48,869.8	-1.0%	2.8%
Impairment allowance for loans	(2,027.9)	(2,301.9)	(2,349.4)	2.1%	15.9%
Property, furniture and equipment, net	791.4	797.3	804.8	1.0%	1.7%
Other assets	4,907.1	4,893.3	5,232.1	6.9%	6.6%
Total assets	87,478.6	89,359.0	89,622.9	0.3%	2.5%
Liabilities and equity
Deposits and obligations	48,530.7	49,074.9	49,188.2	0.2%	1.4%
Due to banks and correspondents and inter-bank funds	7,130.7	9,972.2	9,145.6	-8.3%	28.3%
Bonds, notes and other obligations	7,906.3	5,845.9	5,551.6	-5.0%	-29.8%
Insurance contract liabilities	11,227.8	11,551.5	12,205.6	5.7%	8.7%
Other liabilities	3,256.9	3,257.3	3,523.6	8.2%	8.2%
Total liabilities	78,052.4	79,701.8	79,614.8	-0.1%	2.0%
Equity, net
Equity attributable to IFS' shareholders	9,372.5	9,601.4	9,950.2	3.6%	6.2%
Non-controlling interest	53.8	55.9	57.9	3.6%	7.7%
Total equity, net	9,426.2	9,657.3	10,008.1	3.6%	6.2%
Total liabilities and equity net	87,478.6	89,359.0	89,622.9	0.3%	2.5%

(1) Figures as of 12.31.22 and 09.30.23 have been re-expressed for comparison purposes due to IFRS17 adoption.

4Q23 Performance

Intercorp Financial Services’ net profit was S/ 286.1 million in 4Q23, an increase of S/ 90.9 million QoQ, or 46.5%, but a decrease of S/ 162.8 million YoY, or 36.3%.

IFS’s annualized ROE was 11.6% in 4Q23, above the 8.2% reported in 3Q23, but below the 19.5% registered in 4Q22.

Intercorp Financial Services’ P&L statementu

S/ million	4Q22	3Q23	4Q23	%chg QoQ	%chg YoY
Interest and similar income	1,684.0	1,849.0	1,805.0	-2.4%	7.2%
Interest and similar expenses	(535.4)	(681.2)	(681.5)	0.0%	27.3%
Net interest and similar income	1,148.5	1,167.8	1,123.5	-3.8%	-2.2%
Impairment loss on loans, net of recoveries	(278.0)	(581.2)	(616.2)	6.0%	n.m.
Recovery (loss) due to impairment of financial investments	(8.2)	3.8	0.8	-79.4%	n.m.
Net interest and similar income after impairment loss	862.3	590.4	508.1	-13.9%	-41.1%
Fee income from financial services, net	323.2	290.5	287.8	-0.9%	-11.0%
Other income	136.9	105.3	224.4	n.m.	63.9%
Insurance results	(86.3)	(28.8)	(24.1)	-16.1%	-72.0%
Other expenses	(730.3)	(688.5)	(691.2)	0.4%	-5.4%
Income before translation result and income tax	505.9	268.8	304.9	13.4%	-39.7%
Translation result	48.8	(42.7)	18.4	n.m.	-62.4%
Income tax	(105.8)	(31.0)	(37.2)	20.0%	-64.9%
Profit for the period	448.9	195.2	286.1	46.5%	-36.3%
Attributable to IFS' shareholders	446.2	193.8	284.9	47.0%	-36.1%
EPS	3.87	1.69	2.49
ROE	19.5%	8.2%	11.6%
ROA	2.0%	0.9%	1.3%
Efficiency ratio	35.6%	36.6%	36.2%

(1) Figures for 4Q22 and 3Q23 have been re-expressed for comparison purposes due to IFRS17 adoption.

Quarter-on-quarter performance

Profits increased S/ 90.9 million QoQ, or 46.5%, mainly due to a S/ 119.9 million increase in other income and a positive performance in translation result. These effects were partially compensated by a S/ 44.3 million lower net interest and similar income, and an increase of S/ 35.0 million in loan loss provisions.

Other income increased S/ 119.9 million QoQ, or more than two-fold, mainly explained by growth of S/ 65.4 million in our Insurance business, S/ 13.3 million in our Payments business, S/ 1.2 million in our Banking business and a positive reversion in our Wealth Management business associated with a recovery of global market trends.

Net interest and similar income decreased S/ 44.3 million QoQ, or 3.8%. This was due to lower average yields on loans and due from banks in our Banking business, as well as a S/ 19.4 million decrease in our Insurance business caused by a downward trend in inflation rates, partially offset by a S/ 1.3 million increase in our Wealth Management business, in turn related to higher dividends received from proprietary portfolio investments.

Insurance results improved from S/ -28.8 million in 3Q23 to S/ -24.1 million in 4Q23, as a result of higher insurance income and lower insurance expenses related to annuities.

Impairment loss on loans, net of recoveries, increased S/ 35.0 million QoQ, or 6.0%, explained by higher provision requirements in both commercial and retail loan portfolios of our Banking business.

Other expenses increased S/ 2.7 million QoQ, or 0.4%, mainly as a result of higher administrative expenses related to additional customer acquisition, as well as higher depreciation and amortization charges in our Payments business, partially offset by lower expenses in our Banking business, mainly as a result of tight management of expenses.

Year-on-year performance

Profits decreased S/ 162.8 million YoY, or 36.3%, mainly due to an increase of S/ 338.2 million in impairment loss on loans, net of recoveries, in addition to decreases of S/ 35.4 million in net fee income from financial services, and S/ 25.0 million in net interest and similar income. These factors were partially offset by an S/ 87.5 million increase in other income, a S/ 39.1 million decrease in other expenses and a S/ 62.2 million improvement in insurance results.

Impairment loss on loans, net of recoveries increased S/ 338.2 million YoY, or more than two-fold, due to higher requirements in the retail and commercial loan portfolios of our Banking business.

Net fee income from financial services declined S/ 35.4 million YoY, or 11.0%, mainly attributed to lower commissions from credit card services, commissions from banking services, fees from collection services and higher fees paid to foreign banks in our Banking business. A higher service cost in our Payments business, as a result of increased transactional volumes, and a reduction in correspondent banking fees affected by a higher use of digital wallets, also contributed with the lower net fee income.

Net and similar income decreased S/ 25.0 million YoY, or 2.2%, attributed to a S/ 43.3 million decrease in our Insurance business, related to lower interest and similar income caused by a downward trend in inflation rates. This was partially compensated by a S/ 20.1 million YoY increase in our Banking business, mostly explained by higher returns on due from banks and loans.

Other income increased S/ 87.5 million YoY, or 63.9%, mainly due to positive developments in valuation gain from investment property, net gain on financial assets at fair value, and net gain on sale of financial investments in our Insurance business. A positive reversion of Inteligo’s mark-to-market valuations on proprietary portfolio investments also helped the growth in other income.

Other expenses decreased S/ 39.1 million YoY, or 5.4%, mainly due to a S/ 32.6 million decrease in our Banking business, in turn related to lower salaries and employee benefits, administrative expenses, among other charges.

Insurance results improved S/ 62.2 million YoY, as a result of higher insurance income and lower insurance expenses.

CONTRIBUTION BY SEGMENTS

The following table shows the contribution of Banking, Insurance, Wealth Management and Payments businesses to Intercorp Financial Services’ net profit. The performance of each of the four segments is discussed in detail in the following sections.

Intercorp Financial Services’ Profit by segment

S/ million	4Q22	3Q23	4Q23	%chg QoQ	%chg YoY
Banking	364.9	196.2	135.3	-31.0%	-62.9%
Insurance	78.2	35.5	137.4	n.m.	75.8%
Wealth Management	16.9	(17.7)	24.5	n.m.	45.0%
Payments	11.7	7.4	4.1	-44.8%	-65.0%
Corporate and eliminations	(22.9)	(26.3)	(15.3)	-41.8%	-33.2%
IFS profit for the period	448.9	195.2	286.1	46.5%	-36.3%

Interbank

SUMMARY

2023 Performance

Interbank’s profits were S/ 856.1 million in 2023, which represented a decrease of S/ 518.0 million YoY, or 37.7%.

The yearly performance was mainly attributed to increases of S/ 1,149.1 million in impairment loss on loans, net of recoveries, and S/ 19.1 million in other expenses. These factors were partially offset by increases of S/ 414.8 million in net interest and similar income, S/ 19.4 million in other income, and S/ 15.6 million in net fee income from financial services.

Interbank’s ROE was 11.2% in 2023, representing a lower profitability compared to the 19.8% reported in 2022.

Banking Segment’s P&L Statement

S/ million	2022	2023	%chg 23/22
Interest and similar income	4,774.4	6,076.0	27.3%
Interest and similar expense	(1,476.9)	(2,363.8)	60.0%
Net interest and similar income	3,297.4	3,712.2	12.6%
Impairment loss on loans, net of recoveries	(832.9)	(1,982.0)	n.m.
Recovery (loss) due to impairment of financial investments	(0.7)	0.0	n.m.
Net interest and similar income after impairment loss	2,463.8	1,730.2	(29.8)%
Fee income from financial services, net	797.7	813.3	2.0%
Other income	475.4	494.8	4.1%
Other expenses	(1,930.8)	(1,949.9)	1.0%
Income before translation result and income tax	1,806.1	1,088.5	(39.7)%
Translation result	(22.8)	(16.0)	(30.0)%
Income tax	(409.2)	(216.4)	(47.1)%
Profit for the period	1,374.1	856.1	(37.7)%
ROE	19.8%	11.2%
Efficiency ratio	40.4%	37.3%
NIM	4.9%	5.5%
NIM on loans	7.7%	8.3%

Net interest and similar income increased 12.6%, due to 27.3% higher interest and similar income, partially compensated by a 60.0% increase in interest and similar expense.

The higher interest and similar income was due to increases of more than two-fold in interest on due from banks and inter-bank funds, 25.4% in interest on loans, and 17.5% in interest on financial investments.

Interest on due from banks and inter-bank funds increased S/ 164.2 million, or more than two-fold, explained by a 190 basis point increase in the nominal average rate, from 1.3% in 2022 to 3.2% in 2023, partially offset by a 14.2% decrease in the average volume.

Interest on loans grew S/ 1,059.3 million, or 25.4%, due to increases of 180 basis points in the nominal average rate and 5.7% in the average volume.

The higher average rate on loans, from 9.4% in 2022 to 11.2% in 2023, was due to yield increases in the commercial and consumer portfolios, and mortgages to a lesser extent.

The higher average volume of loans was attributed to growth of 13.4% in retail loans, partially offset by a 3.9% decrease in commercial loans. In the retail portfolio, the higher average volume was mainly due to increases of 17.3% in consumer loans and 7.2% in mortgages. The reduction in commercial loans was attributed to decreases of 7.3% in working capital loans and 4.8% in trade finance loans, partially offset by growth of 16.4% in leasing operations.

Interest on financial investments increased S/ 78.1 million, or 17.5%, due to growth of 60 basis points in the average yield and 4.6% in the average volume. The higher average yield, from 4.2% in 2022 to 4.8% in 2023, was due to higher returns on CDBCR and corporate bonds, partially offset by lower returns on sovereign bonds. The higher average volume was a result of increases in balances of CDBCR and sovereign bonds, partially compensated by lower positions in global and corporate bonds.

As a result of the above, the nominal average yield on interest-earning assets expanded 170 basis points, from 7.2% in 2022 to 8.9% in 2023.

The 60.0% higher interest and similar expense was due to increases of more than two-fold in interest on due to banks and correspondents, and 83.9% in interest on deposits and obligations, partially compensated by a 30.4% decrease in interest on bonds, notes and other obligations.

Interest on due to banks and correspondents increased as a result of a 250 basis point increase in the average cost, from 2.9% in 2022 to 5.4% in 2023, as well as an 11.8% increase in the average volume. The higher average cost was due to higher rates in funding provided by correspondent banks abroad and BCRP, partially compensated by lower rates in inter-bank funds. The higher average volume was related to higher balances in funding from correspondent banks abroad, COFIDE and inter-bank funds, partially offset by lower funding provided by BCRP.

Interest on deposits increased S/ 756.4 million, or 83.9%, explained by a 160 basis point increase in the average cost, from 2.0% in 2022 to 3.6% in 2023, as a result of higher rates paid to institutional, commercial and retail deposits, associated with higher reference rates globally. The 3.0% increase in the average volume was explained by higher balances of institutional and retail deposits, partially compensated by lower balances of commercial deposits.

The lower interest on bonds, notes and other obligations was mostly explained by a 27.5% reduction in the average volume, attributable to the maturity and repayment of a senior international bond, as well as local subordinated bonds throughout the year.

The average cost of funding increased 150 basis points, from 2.5% in 2022 to 4.0% in 2023, in line with the higher average cost of deposits and on due to banks and correspondents.

As a result of the above, net interest margin was 5.5% in 2023, 60 basis points higher than the 4.9% reported in 2022.

Impairment loss on loans, net of recoveries increased S/ 1,149.1 million, or more than two-fold when compared to the previous year. The increase in provision expenses was mainly related to higher requirements in the retail and commercial loan books, associated with a deterioration of the macroeconomic outlook in Peru.

The S/ 15.6 million, or 2.0% increase in net fee income from financial services was mainly due to higher commissions across most products and services.

Other income grew S/ 19.4 million, or 4.1%, mainly due to an increase in net gain on valuation of securities.

Other expenses increased S/ 19.1 million, or 1.0%, mainly as a result of higher expenses in technology, as well as marketing expenses related to credit cards.

The efficiency ratio was 37.3% in 2023, an improvement compared to the 40.4% registered in 2022.

Results before translation result and income tax were S/ 1,088.5 million in 2023, a decrease of 39.7% compared to the result registered in 2022. This effect was partially offset by a lower effective tax rate.

As a result of the above, profits for the period were S/ 856.1 million, lower compared to the net profit of S/ 1,374.1 million registered in 2022.

4Q23 Performance

Interbank’s profits were S/ 135.3 million in 4Q23, a decrease of S/ 60.9 million, or 31.0%, and a reduction of S/ 229.6 million YoY, or 62.9%. The quarterly performance was mainly attributed to an increase of S/ 35.0 million in impairment loss on loans, net of recoveries, a S/ 26.5 million decrease in net interest and similar income, as well as a higher effective tax rate. These factors were partially offset by a decrease of S/ 15.3 million in other expenses, a S/ 1.2 million increase in other income and a S/ 0.9 million growth in net fee income from financial services.

The annual performance in net profit was explained by growth of S/ 338.0 million in impairment loss on loans, net of recoveries, as well as decreases of S/ 11.8 million in net fee income from financial services and S/ 9.3 million in other income. These effects were partially compensated by a S/ 32.6 million decrease in other expenses and a S/ 20.1 million increase in net interest and similar income, as well as a lower effective tax rate.

Interbank’s ROE was 6.8% in 4Q23, below the 10.2% and 20.2% registered in 3Q23 and 4Q22, respectively.

Banking Segment’s P&L Statement

S/ million	4Q22	3Q23	4Q23	%chg QoQ	%chg YoY
Interest and similar income	1,396.4	1,590.9	1,556.0	-2.2%	11.4%
Interest and similar expense	(479.5)	(627.3)	(619.0)	-1.3%	29.1%
Net interest and similar income	916.9	963.5	937.0	-2.8%	2.2%
Impairment loss on loans, net of recoveries	(278.2)	(581.2)	(616.2)	6.0%	n.m.
Recovery (loss) due to impairment of financial investments	(0.4)	(0.0)	(0.2)	n.m.	-42.4%
Net interest and similar income after impairment loss	638.3	382.3	320.6	-16.1%	-49.8%
Fee income from financial services, net	211.4	198.7	199.6	0.5%	-5.6%
Other income	130.7	120.2	121.4	1.0%	-7.1%
Other expenses	(507.8)	(490.5)	(475.2)	-3.1%	-6.4%
Income before translation result and income tax	472.7	210.6	166.3	-21.0%	-64.8%
Translation result	(15.5)	6.8	(5.9)	n.m.	-62.1%
Income tax	(92.2)	(21.2)	(25.1)	18.7%	-72.8%
Profit for the period	364.9	196.2	135.3	-31.0%	-62.9%
ROE	20.2%	10.2%	6.8%
Efficiency ratio	37.9%	36.5%	36.2%
NIM	5.4%	5.6%	5.5%
NIM on loans	8.2%	8.5%	8.2%

INTEREST-EARNING ASSETS

Interbank’s interest-earning assets reached S/ 66,092.5 million as of December 31, 2023, a slight reduction of 0.7% QoQ, but an increase of 2.2% YoY.

The quarterly decrease in interest-earning assets was explained by reductions of 4.8% in cash and due from banks and inter-bank funds, and 1.0% in loans, partially offset by an increase of 4.0% in financial investments.

The YoY growth in interest-earning assets was attributed to increases of 24.8% in financial investments and 2.9% in loans, partially compensated by a 19.6% decrease in cash and due from banks and inter-bank funds.

Interest-earning assets

S/ million	12.31.22	09.30.23	12.31.23	%chg 12.31.23/ 09.30.23	%chg 12.31.23/ 12.31.22
Cash and due from banks and inter-bank funds	11,348.4	9,579.5	9,123.4	-4.8%	-19.6%
Financial investments	9,586.3	11,508.2	11,964.2	4.0%	24.8%
Loans	43,725.3	45,482.2	45,004.8	-1.0%	2.9%
Total interest-earning assets	64,660.1	66,569.9	66,092.5	-0.7%	2.2%

Loan portfolio

S/ million	12.31.22	09.30.23	12.31.23	%chg 12.31.23/ 09.30.23	%chg 12.31.23/ 12.31.22
Performing loans
Retail	23,339.5	25,186.0	24,785.9	-1.6%	6.2%
Commercial	20,252.3	20,028.9	19,869.8	-0.8%	-1.9%
Total performing loans	43,591.8	45,214.9	44,655.8	-1.2%	2.4%
Restructured and refinanced loans	322.9	403.8	462.0	14.4%	43.1%
Past due loans	1,365.8	1,571.4	1,652.2	5.1%	21.0%
Total gross loans	45,280.5	47,190.1	46,769.9	-0.9%	3.3%
Add (less)
Accrued and deferred interest	472.3	593.9	584.2	-1.6%	23.7%
Impairment allowance for loans	(2,027.5)	(2,301.7)	(2,349.3)	2.1%	15.9%
Total direct loans, net	43,725.3	45,482.2	45,004.8	-1.0%	2.9%

The evolution of performing loans continued to be affected by the disbursement and maturity or prepayment of commercial loans under the Reactiva Peru Program. As of December 31, 2023, these performing loans amounted S/ 625.8 million, compared to balances of S/ 773.2 million as of September 30, 2023 and S/ 2,020.3 million as of December 31, 2022.

Performing loans declined 1.2% QoQ, as retail loans decreased 1.6% and commercial loans 0.8%. Excluding the effect of the Reactiva Peru Program in the comparing periods, total performing loans and commercial loans would have also decreased 0.9% and 0.1% QoQ, respectively.

Retail loans decreased 1.6% due to a 3.3% reduction in consumer loans, partially offset by a 1.3% increase in mortgages. Consumer loans decreased due to lower balances of cash loans and credit cards, partially offset by 2.5% growth in payroll deduction loans.

The quarterly reduction in commercial loans was a result of lower working capital loans, in addition to lower trade finance loans in the corporate segment, as well as lower working capital loans in the SME and mid-sized segment. These effects were partially compensated by higher leasing operations in the corporate and mid-sized segment, as well as higher trade financial loans in the mid-sized segment.

Performing loans grew 2.4% YoY explained by a 6.2% increase in retail loans, partially offset by a 1.9% reduction in commercial loans. Excluding the effect of the Reactiva Peru Program in the comparing periods, performing loans and commercial loans would have increased 5.9% and 5.6% YoY, respectively.

The YoY growth in retail loans was due to increases of 6.5% in consumer loans and 5.7% in mortgages. The increase in consumer loans resulted from higher balances of payroll deduction loans and personal loans, partially compensated by lower balances of credit cards.

The annual reduction in commercial loans was mainly explained by lower balances of Reactiva Peru loans in the form of lower trade finance loans in the corporate segment, as well as lower working capital loans across all segments. These factors were partially offset by higher leasing operations in the corporate and mid-sized segment.

As of 4Q23, 3Q23 and 4Q22, Interbank’s rescheduled portfolio of Reactiva Peru loans amounted to S/ 730.5 million, S/ 896.0 million and S/ 1,476.4 million, respectively, representing 94.8% of total balances of Reactiva Peru loans in 4Q23, 94.7% in 3Q23 and 64.6% in 4Q22.

It is worth mentioning that these loans are guaranteed in large part by the Peruvian government. As of December 31, 2023, Interbank activated the guarantee coverage for an amount of S/ 807.2 million.

Breakdown of retail loans

S/ million	12.31.22	09.30.23	12.31.23	%chg 12.31.23/ 09.30.23	%chg 12.31.23/ 12.31.22
Consumer loans:
Credit cards & other loans	9,689.5	10,599.6	9,951.0	-6.1%	2.7%
Payroll deduction loans(1)	4,629.1	5,172.5	5,301.7	2.5%	14.5%
Total consumer loans	14,318.7	15,772.1	15,252.7	-3.3%	6.5%
Mortgages	9,020.8	9,413.9	9,533.2	1.3%	5.7%
Total retail loans	23,339.5	25,186.0	24,785.9	-1.6%	6.2%
(1)
Payroll deduction loans to public sector employees.

FUNDING STRUCTURE

Funding structure

S/ million	12.31.22	09.30.23	12.31.23	%chg 12.31.23/ 09.30.23	%chg 12.31.23/ 12.31.22
Deposits and obligations	44,597.9	45,652.6	46,053.6	0.9%	3.3%
Due to banks and correspondents and inter-bank funds	6,756.6	9,522.5	8,789.0	-7.7%	30.1%
Bonds, notes and other obligations	6,571.5	4,508.6	4,253.2	-5.7%	-35.3%
Total	57,926.0	59,683.8	59,095.8	-1.0%	2.0%
% of funding
Deposits and obligations	77.0%	76.4%	77.9%
Due to banks and correspondents and inter-bank funds	11.7%	16.0%	14.9%
Bonds, notes and other obligations	11.3%	7.6%	7.2%

Interbank's funding base was still influenced by the funds provided by the Central Bank, associated with the bank’s involvement in the Reactiva Peru Program. As of December 31, 2023, the balance of such special funding was S/ 540.2 million, compared to S/ 690.2 million as of September 30, 2023 and S/ 1,909.4 million as of December 31, 2022.

The bank’s total funding base declined 1.0% QoQ, compared to the 0.7% decrease of interest-earnings assets. This was explained by reductions of 7.7% in due to banks and correspondents and inter-bank funds, 5.7% in bonds, notes and other obligations, partially offset by a 0.9% increase in deposits and obligations. Excluding the effect of the Reactiva Peru Program’s funds, the bank’s total funding base would have also decreased 0.7% QoQ, while due to banks and correspondents and inter-bank funds would have decreased 6.6%.

The quarterly reduction in due to banks and correspondents and inter-bank funds was mainly the result of lower long-term funding provided by the Central Bank, as well as lower inter-bank funds. These effects were partially compensated by higher long-term and short-term funding provided by correspondent banks abroad, as well as higher short-term funding provided by COFIDE.

The QoQ decline in bonds, notes and other obligations was mainly attributable to the maturity and repayment of a subordinated local bond for US$ 50.0 million in December 2023, as well as the effect of a lower exchange rate over the balances of dollar-denominated obligations.

The quarterly growth in deposits and obligations was mainly due to increases of 4.0% in commercial deposits and 2.5% in retail deposits, partially offset by a 10.8% reduction in institutional deposits.

The bank’s total funding base grew 2.0% YoY, similar to the 2.2% increase of interest-earning assets. This was explained by increases of 30.1% in due to banks and correspondents and inter-bank funds, 3.3% in deposits and obligations, partially offset by a 35.3% decrease in bonds, notes and other obligations. Excluding the effect of the Reactiva Peru Program’s funds, the bank’s total funding base and due to banks and correspondents and inter-bank funds would have increased 4.5% and 70.2% YoY, respectively.

The YoY increase in due to banks and correspondents and inter-bank funds was mainly the result of higher long-term funding provided by correspondent banks abroad, higher short-term and long-term funding from COFIDE, as well as higher short-term inter-bank funds. These factors were partially compensated by lower long-term funding provided by the Central Bank.

The annual increase in deposits was mainly attributed to increases of 4.3% in retail deposits, 3.4% in institutional deposits and 0.9% in commercial deposits.

The annual decrease in bonds, notes and other obligations was mainly attributable to the maturity and repayment of a senior international bond for US$ 485.0 million in early 2023, as well as local subordinated bonds for S/ 150.0 million and US$ 50.0 million, in January and December 2023, respectively.

As of December 31, 2023, the proportion of deposits and obligations to total funding was 77.9%, higher than the 77.0% reported as of December 31, 2022. Likewise, the proportion of institutional deposits to total deposits remained stable in the comparing periods, at 12.7%.

Breakdown of deposits

S/ million	12.31.22	09.30.23	12.31.23	%chg 12.31.23/ 09.30.23	%chg 12.31.23/ 12.31.22
By customer service:
Retail	23,670.0	24,079.9	24,683.7	2.5%	4.3%
Commercial	14,864.8	14,420.9	15,002.6	4.0%	0.9%
Institutional	5,650.5	6,553.5	5,844.8	-10.8%	3.4%
Other	412.6	598.3	522.5	-12.7%	26.6%
Total	44,597.9	45,652.6	46,053.6	0.9%	3.3%
By type:
Demand	12,020.7	12,458.8	12,474.3	0.1%	3.8%
Savings	20,911.8	16,854.2	17,756.3	5.4%	-15.1%
Time	11,659.1	16,324.7	15,816.4	-3.1%	35.7%
Other	6.2	14.9	6.6	-55.8%	6.4%
Total	44,597.9	45,652.6	46,053.6	0.9%	3.3%

NET INTEREST AND SIMILAR INCOME

Net interest and similar income

S/ million	4Q22	3Q23	4Q23	%chg QoQ		%chg YoY
Interest and similar income	1,396.4	1,590.9	1,556.0	(2.2)%		11.4%
Interest and similar expense	(479.5)	(627.3)	(619.0)	(1.3)%		29.1%
Net interest and similar income	916.9	963.5	937.0	(2.8)%		2.2%
NIM	5.4%	5.6%	5.5%	-10	bps	10	bps

Interest and similar income

S/ million	4Q22	3Q23	4Q23	%chg QoQ		%chg YoY
Interest and similar income
Due from banks and inter-bank funds	64.6	80.1	74.2	(7.3)%		14.9%
Financial investments	134.8	136.4	143.1	4.9%		6.2%
Loans	1,197.0	1,374.4	1,338.7	(2.6)%		11.8%
Total Interest and similar income	1,396.4	1,590.9	1,556.0	(2.2)%		11.4%
Average interest-earning assets	67,534.0	68,470.1	68,656.7	0.3%		1.7%
Average yield on assets (annualized)	8.3%	9.3%	9.1%	-20	bps	80	bps

Interest and similar expense

S/ million	4Q22	3Q23	4Q23	%chg QoQ		%chg YoY
Interest and similar expense
Deposits and obligations	(313.1)	(435.9)	(431.4)	(1.0)%		37.8%
Due to banks and correspondents and inter-bank funds	(78.6)	(129.0)	(126.8)	(1.7)%		61.4%
Bonds, notes and other obligations	(87.8)	(62.5)	(60.8)	(2.7)%		(30.8)%
Total Interest and similar expense	(479.5)	(627.3)	(619.0)	(1.3)%		29.1%
Average interest-bearing liabilities	59,068.2	59,379.2	59,389.8	0.0%		0.5%
Average cost of funding (annualized)	3.2%	4.2%	4.2%	0	bps	100	bps

QoQ Performance

Net interest and similar income decreased 2.8% QoQ due to a 2.2% reduction in interest and similar income, partially compensated by a 1.3% decrease in interest and similar expense.

The lower interest and similar income was attributed to decreases of 7.3% in interest on due from banks and inter-bank funds and 2.6% in interest on loans, partially offset by a 4.9% increase in interest on financial investments.

Interest on due from banks and inter-bank funds declined S/ 5.9 million QoQ, or 7.3%, explained by a 10 basis point decrease in the nominal average rate, from 3.3% in 3Q23 to 3.2% in 4Q23, as well as a 3.7% reduction in the average volume.

Interest on loans decreased S/ 35.7 million QoQ, or 2.6%, as a result of a 30 basis point decrease in the average yield, partially offset by a 0.6% increase in the average loan portfolio.

The lower average rate on loans, from 11.6% in 3Q23 to 11.3% in 4Q23, was the result of a 70 basis point decrease in retail loans and a 20 basis point decrease in commercial loans.

The higher average volume of loans was attributed to growth of 4.8% in commercial loans and 0.3% in retail loans. In the commercial portfolio, average volumes increased 9.0% in leasing operations, partially compensated by decreases of 2.9% in working capital loans and 1.4% in trade finance loans. In the retail portfolio, average volumes increased 1.5% in mortgages, but decreased 0.4% in consumer loans.

Interest on financial investments grew S/ 6.7 million QoQ, or 4.9%, due to increases of 2.4% in the average volume and 10 basis points in the average yield, from 4.8% in 3Q23 to 4.9% in 4Q23.

The nominal average yield on interest-earning assets decreased 20 basis points QoQ, from 9.3% in 3Q23 to 9.1% in 4Q23, in line with the lower returns on loans and due from banks.

The lower interest and similar expense was due to decreases of 2.7% in interest on bonds, notes and other obligations, 1.7% in interest on due to banks and correspondents and inter-bank funds, and 1.0% in interest on deposits and obligations.

The decrease in interest on bonds, notes and other obligations was mostly attributed to a 1.1% reduction in the average volume, associated with the maturity and repayment of a subordinated local bond for US$ 50.0 million in December 2023.

Interest on due to banks and correspondents decreased S/ 2.2 million QoQ, or 1.7%, explained by a 1.7% decrease in the average volume, while the average cost remained stable at 5.5%. The lower average volume was explained by lower long-term funding provided by the Central Bank, as well as lower inter-bank funds.

The quarterly reduction in interest on deposits and obligations was due to a marginally lower average cost, at 3.8% in 4Q23, while the average volume remained relatively stable. By currency, average balances of soles-denominated deposits grew 1.8%, while average dollar-denominated deposits decreased 2.0%.

The average cost of funding remained stable at 4.2% in 4Q23, as a consequence of the relatively stable cost of all components of interest-bearing liabilities.

As a result of the above, net interest margin was 5.5% in 4Q23, 10 basis points lower than the 5.6% reported in 3Q23.

YoY Performance

Net interest and similar income grew 2.2% YoY due to a 11.4% increase in interest and similar income, partially offset by growth of 29.1% in interest and similar expense.

The higher interest and similar income was due to increases of 14.9% in interest on due from banks and inter-bank funds, 11.8% in interest on loans and 6.2% in interest on financial investments.

Interest on due from banks and inter-bank funds grew S/ 9.6 million YoY, or 14.9%, explained by growth of 90 basis points in the average yield, from 2.3% in 4Q22 to 3.2% in 4Q23, despite a 16.8% reduction in the average volume. The lower average volume was due to lower deposits at the Central Bank.

Interest on loans increased S/ 141.7 million YoY, or 11.8%, explained by growth of 80 basis points in the average yield and 4.6% in the average volume.

The increase in the average rate on loans, from 10.5% in 4Q22 to 11.3% in 4Q23, was mainly due to higher yields on commercial, mortgage and consumer loans to a lesser extent.

The higher average volume of loans was attributed to growth of 10.8% in retail loans, partially offset by a 2.3% reduction in commercial loans. In the retail portfolio, average volumes grew due to increases of 13.7% in consumer loans and 6.1% in mortgages. In the commercial portfolio, the lower average volume was mainly attributed to decreasing volumes in trade finance loans and working capital loans, partially offset by higher leasing operations.

Interest on financial investments increased S/ 8.3 million YoY, or 6.2%, due to growth of 8.6% in the average volume, partially offset by a 10 basis point decrease in the average yield, from 5.0% in 4Q22 to 4.9% in 4Q23. Growth in the average volume was explained by higher positions in CDBCR and sovereign bonds, partially compensated by lower average balances of corporate and global bonds. The reduction in the average yield was the result of lower returns on CDBCR.

The nominal average yield on interest-earning assets increased 80 basis points, from 8.3% in 4Q22 to 9.1% in 4Q23, in line with the higher returns on due from banks and loans.

The higher interest and similar expense was due to increases of 61.4% in interest on due to banks and correspondents and inter-bank funds, 37.8% in interest on deposits and obligations, while interest on bonds, notes and other obligations decreased 30.8%.

Interest on due to banks and correspondents grew S/ 48.2 million YoY, or 61.4%, as a result of increases of 24.7% in the average volume and 120 basis point in the average cost, from 4.3% in 4Q22 to 5.5% in 4Q23. The higher average volume was explained by higher funding provided by correspondent banks abroad and COFIDE.

Interest on deposits and obligations increased S/ 118.3 million YoY, or 37.8%, explained by a 100 basis point increase in the average cost, from 2.8% in 4Q22 to 3.8% in 4Q23, in addition to a 1.8% growth in the average volume. By currency, average balances of soles-denominated deposits grew 4.5% while average dollar-denominated deposits decreased 3.1%.

The lower interest on bonds, notes and other obligations was mainly explained by a 34.4% decrease in the average volume, attributable to the maturity and repayment of a senior international bond for US$ 485.0 million in early 2023, as well as local subordinated bonds for S/ 150.0 million in January 2023 and US$ 50.0 million in December 2023.

The average cost of funding increased 100 basis points, from 3.2% in 4Q22 to 4.2% in 4Q23, as a consequence of the higher cost of due to banks and correspondents, as well as deposits.

As a result of the above, net interest margin was 5.5% in 4Q23, 10 basis points higher than the 5.4% reported in 4Q22.

IMPAIRMENT LOSS ON LOANS, NET OF RECOVERIES

Impairment loss on loans, net of recoveries increased 6.0% QoQ and more than two-fold YoY.

The quarterly performance was explained by higher provision requirements in the commercial and retail loan book. In the commercial portfolio, the increase in provisions was driven by higher requirements across all segments. In the retail portfolio, the increase in provisions was mainly driven by higher requirements in credit cards and consumer loans.

The annual increase in provisions was explained by higher requirements in the retail loan book and commercial loan book. Higher requirements in the retail loan book were mostly related to consumer loans, partially offset by lower requirements in credit cards. The increase in commercial loan provisions was due to higher requirements in the SME, corporate and mid-sized segment.

As a result of the above, the annualized ratio of impairment loss on loans to average loans was 5.2% in 4Q23, higher than the 5.0% and the 2.5% reported in 3Q23 and 4Q22, respectively.

Impairment loss on loans, net of recoveries

S/ million	4Q22	3Q23	4Q23	%chg QoQ		%chg YoY
Impairment loss on loans, net of recoveries	(278.2)	(581.2)	(616.2)	6.0%		n.m.
Impairment loss on loans/average gross loans	2.5%	5.0%	5.2%	20	bps	270	bps
S3 NPL ratio (at end of period)	2.6%	3.1%	3.2%	10	bps	60	bps
S3 NPL coverage ratio (at end of period)	173.5%	160.6%	156.8%	-380	bps	-1670	bps
Impairment allowance for loans	2,027.5	2,301.7	2,349.3	2.1%		15.9%

The Stage 3 NPL ratio increased 10 basis points QoQ and 60 basis points YoY, to 3.2% in 4Q23. The quarterly growth was due to a 50 basis point increase in retail loans’ NPL, while the NPL ratio for commercial loans decreased 30 basis points. The higher Stage 3 NPL ratio YoY was explained by a 100 basis point increase in retail loans’ NPL, as well as a stable performance in the commercial loans’ NPL.

Furthermore, the S3 NPL coverage ratio was 156.8% as of December 31, 2023, lower than the 160.6% reported as of September 30, 2023, and the 173.5% registered as of December 31, 2022.

FEE INCOME FROM FINANCIAL SERVICES, NET

Net fee income from financial services increased S/ 0.9 million QoQ, or 0.5%, mainly explained by higher fees from maintenance and mailing of accounts, transfer fees and commissions on debit card services, commissions from banking services, as well as lower expenses. These factors were partially offset by lower commissions from credit card services and fees from collection services.

Net fee income from financial services decreased S/ 11.8 million YoY, or 5.6%, mainly due to lower commissions from credit card services, commissions from banking services, fees from collection services and higher fees paid to foreign banks. These effects were partially compensated by higher fees from maintenance and mailing of accounts, transfer fees and commissions on debit card services, as well as lower expenses related to the sale of insurance.

Fee income from financial services, net

S/ million	4Q22	3Q23	4Q23	%chg QoQ	%chg YoY
Income
Commissions from credit card services	121.0	114.4	112.8	-1.4%	-6.7%
Commissions from banking services	84.9	77.9	80.3	3.1%	-5.4%
Maintenance and mailing of accounts, transfer fees and commissions on debit card services	73.1	76.1	78.8	3.6%	7.8%
Fees from indirect loans	17.7	17.3	17.8	3.2%	0.5%
Collection services	16.1	14.2	13.8	-2.8%	-14.0%
Other	9.4	10.6	7.0	-33.9%	-25.5%
Total income	322.2	310.4	310.6	0.1%	-3.6%
Expenses
Insurance	(21.8)	(17.2)	(16.8)	-2.9%	-23.2%
Fees paid to foreign banks	(5.9)	(6.9)	(6.8)	-1.1%	14.4%
Other	(83.0)	(87.7)	(87.5)	-0.2%	5.5%
Total expenses	(110.7)	(111.8)	(111.0)	-0.7%	0.3%
Fee income from financial services, net	211.4	198.7	199.6	0.5%	-5.6%

OTHER INCOME

Other income grew S/ 1.2 million QoQ, mainly explained by higher net gain on foreign exchange transactions and on financial assets at fair value through profit or loss, partially compensated by lower net gain on sale of financial investments.

Other income decreased S/ 9.3 million YoY mainly explained by lower contribution of extraordinary concepts, as well as lower net gain on foreign exchange transactions and on financial assets at fair value through profit or loss. These effects were partially offset by lower net loss on sale of financial investments.

Other income

S/ million	4Q22	3Q23	4Q23		%chg QoQ	%chg YoY
Net gain on foreign exchange transactions and on financial assets at fair value through profit or loss	108.7	95.1	102.5	(1)	7.8%	-5.6%
Net gain on sale of financial investments	(9.8)	1.0	(1.8)		n.m.	-82.0%
Other	31.7	24.0	20.6		-14.3%	-35.1%
Total other income	130.7	120.2	121.4		1.0%	-7.1%

(1)
Includes S/ 88.8 million of net gain on foreign exchange transactions and S/ 13.7 million of net gain (loss) on financial assets at fair value though profit or loss (derivatives).

OTHER EXPENSES

Other expenses decreased S/ 15.3 million QoQ, or 3.1%, and S/ 32.6 million YoY, or 6.4%.

The quarterly decrease in other expenses was mainly explained by lower salaries and employee benefits, administrative expenses, partially offset by higher depreciation and amortization charges.

The annual decrease was the result of lower salaries and employee benefits, administrative expenses, among other charges. These effects were partially compensated by higher depreciation and amortization charges.

The efficiency ratio was 36.2% in 4Q23, an improvement compared to the 36.5% reported in 3Q23 and the 37.9% registered in 4Q22.

Other expenses

S/ million	4Q22	3Q23	4Q23	%chg QoQ		%chg YoY
Salaries and employee benefits	(155.6)	(149.4)	(138.7)	-7.2%		-10.9%
Administrative expenses	(253.9)	(250.1)	(247.2)	-1.2%		-2.7%
Depreciation and amortization	(67.6)	(69.0)	(69.5)	0.8%		2.9%
Other	(30.6)	(22.0)	(19.9)	-9.7%		-35.1%
Total other expenses	(507.8)	(490.5)	(475.2)	-3.1%		-6.4%
Efficiency ratio	37.9%	36.5%	36.2%	-30	bps	-170	bps

REGULATORY CAPITAL

The ratio of regulatory capital to risk weighted assets (RWA) was 15.5% as of December 31, 2023, above the 15.0% reported as of September 30, 2023 and the 15.1% registered as of December 31, 2022.

In 4Q23, risk-weighted assets (APR) decreased 1.2% QoQ due to lower capital requirements for credit risk and market risk, partially compensated by higher requirements for operational risk. Lower RWA for credit risk were attributed to lower RWA for loans, due to a decrease in these, as well as lower RWA for other assets and financial investments.

Total regulatory capital increased 1.6% QoQ, mainly attributed to the increase in profits for the year, as well as a lower unrealized loss (UL) of available for sale investments, when compared with 3Q23.

The annual performance of the total capital ratio was due to a 1.8% decrease in RWA, as well as 0.6% growth in regulatory capital. The decrease in RWA was due to lower capital requirements for credit risk and market risk in a lesser extent, partially offset by higher capital requirements for operational risk. Lower RWA for credit risk were due to lower RWA for other assets and financial investments, partially compensated by higher RWA for loans.

The YoY performance in regulatory capital was mainly a result of the additional capitalization of 2022 results and profits for the period. These effects were partially compensated by the recognition of the entire UL as a deduction and not only as the excess over the profits for the period, as it was stipulated before, as well as a lower capital treatment of local subordinated debt and the deduction of intangible assets, due to the implementation of the new SBS regulation on solvency.

Also, it is worth mentioning that, in December 2022, the SBS issued the Official Document No. 03952-2022, by which it established that, from March 1, 2023, the minimum regulatory capital ratio requirement would remain at 8.5% and would follow an adequation schedule until March 2024, date in which the minimum regulatory capital ratio requirement will reach 10.0%. However, in June 2023, the SBS issued a modification of the resolution published in December 2022, by which it modifies the adequation schedule until September 2024, new date in which the minimum regulatory capital ratio requirement will reach 10.0%.

As of December 31, 2023, Interbank’s total capital ratio of 15.5% was significantly higher than the global requirements plus buffers and capital assigned to cover additional risks, by disposition of the SBS. The minimum regulatory requirement was 9.0% as of December 31, 2023. Additionally, Core Equity Tier 1 (CET1) was 11.8% under the new methodology required by the SBS, compared to the 11.2% registered as of September 30, 2023 and the 12.0% reported as of December 31, 2022, the latter being calculated under the previous methodology. It is important to mention that under the new SBS regulation, CET1 is the main component of the Tier I capital ratio.

Regulatory capital

S/ million	12.31.22	09.30.23	12.31.23	%chg 12.31.23/ 09.30.23		%chg 12.31.23/ 12.31.22
Tier I capital	7,016.4	7,195.9	7,461.7	3.7%		6.3%
Tier II capital	2,738.4	2,460.5	2,349.8	(4.5)%		(14.2)%
Total regulatory capital	9,754.8	9,656.4	9,811.5	1.6%		0.6%
Risk-weighted assets (RWA)	64,690.1	64,277.5	63,494.9	(1.2)%		(1.8)%
Total capital ratio	15.1%	15.0%	15.5%	50	bps	40	bps
Tier I capital / RWA	10.8%	11.2%	11.8%	60	bps	100	bps
CET1(1)	12.0%	11.2%	11.8%	60	bps	-20	bps

(1) Under the new SBS regulation on solvency, in effect from January 1st, 2023 onwards, CET1 is part of the Total capital ratio, in line with Basel III guidelines.

Interseguro

SUMMARY

2023 Performance

Interseguro adopted IFRS17 requirements starting January 1st, 2023. As permitted by this regulation, for periods prior to 2023, we hereby present a reconstruction of results appropriate to the first adoption of IFRS17 for comparative purposes.

Interseguro’s profits reached S/ 292.1 million in 2023, a S/ 36.6 million or 14.3% increase compared to the previous year.

The full-year performance was mainly due to a S/ 77.0 million increase in other income, mostly explained by gains on financial assets at fair value, in addition to a S/ 74.5 million improvement in insurance results. These factors were partially offset by a decrease of S/ 85.9 million in net interest and similar income, as well as an increase of S/ 32.4 million in other expenses.

Insurance Segment’s P&L Statement

S/ million	2022	2023	%chg 23/22
Interest and similar income	940.9	851.6	-9.5%
Interest and similar expenses	(130.0)	(126.7)	-2.6%
Net Interest and similar income	810.8	724.9	-10.6%
Recovery (loss) due to impairment of financial investments	(0.0)	(7.9)	n.m.
Net Interest and similar income after impairment loss	810.8	717.1	-11.6%
Fee income from financial services, net	(7.2)	(13.4)	87.6%
Insurance results	(252.9)	(178.4)	-29.5%
Other income	45.9	122.9	n.m.
Other expenses	(342.2)	(374.6)	9.5%
Income before translation result and income tax	254.5	273.6	7.5%
Translation result	1.0	18.4	n.m.
Profit for the period	255.5	292.1	14.3%
ROE	92.4%	86.2%
Efficiency ratio	9.0%	13.0%

(1) Figures for 2022 have been re-expressed for comparison purposes due to IFRS17 adoption.

Net interest and similar income was S/ 724.9 million in 2023, a decrease of S/ 85.9 million compared to 2022, mainly explained by a S/ 89.9 million reduction in interest and similar income.

Loss due to impairment of financial investments was S/ -7.9 million, compared to a negligible impairment in the previous year.

Other income was S/ 122.9 million, a S/ 77.0 million increase compared to 2022, mainly due to higher gains on financial assets at fair value.

Insurance results were S/ -178.4 million in 2023, a S/ 74.5 million improvement against 2022, mainly attributed to the effect of a downward trend in inflation rates over annuities.

Other expenses were S/ 374.6 million in 2023, a S/ 32.4 million increase when compared to the previous year, mainly explained by higher salaries and employee’s benefits, as well as increased administrative expenses.

4Q23 Performance

Interseguro’s profits reached S/ 137.4 million in 4Q23, which represented an increase of S/ 101.9 million QoQ and S/ 59.2 million YoY.

The quarterly growth was mainly due to increases of S/ 65.4 million in other income and S/ 55.2 million in translation result, partially offset by a S/ 19.4 million decrease in net interest and similar income.

The annual performance in net profit was mainly explained by improvements of S/ 62.2 million in insurance results and S/ 60.6 million in other income. However, these factors were partially offset by decreases of S/ 43.7 million in net interest and similar income, and S/ 27.8 million in translation result.

As a result, Interseguro’s ROE was 138.9% in 4Q23, higher than the 48.1% reported in 3Q23 and the 89.9% registered in 4Q22.

Insurance Segment’s P&L Statement

S/ million	4Q22	3Q23	4Q23	%chg QoQ	%chg YoY
Interest and similar income	245.1	212.5	196.9	-7.3%	-19.7%
Interest and similar expenses	(37.0)	(28.7)	(32.6)	13.3%	-12.0%
Net interest and similar income	208.1	183.8	164.4	-10.6%	-21.0%
Recovery (loss) due to impairment of financial investments	(4.3)	3.3	0.9	-71.7%	n.m.
Net interest and similar income after impairment loss	203.8	187.1	165.3	-11.6%	-18.9%
Fee income from financial services, net	(1.6)	(2.5)	(3.5)	39.7%	n.m.
Insurance results	(86.3)	(28.7)	(24.1)	-16.1%	-72.0%
Other income	15.2	10.4	75.8	n.m.	n.m.
Other expenses	(98.6)	(93.4)	(93.9)	0.4%	-4.8%
Income before translation result and income tax	32.5	72.8	119.5	64.2%	n.m.
Translation result	45.7	(37.3)	17.9	n.m.	-60.9%
Profit for the period	78.2	35.5	137.4	n.m.	75.8%
ROE	89.9%	48.1%	138.9%
Efficiency ratio	2.6%	12.9%	15.0%

(1) Figures for 4Q22 and 3Q23 have been re-expressed for comparison purposes due to IFRS17 adoption.

RESULTS FROM INVESTMENTS

Results from Investments (1)

S/ million	4Q22	3Q23	4Q23	%chg QoQ	%chg YoY
Interest and similar income	245.1	212.6	197.9	n.m.	75.8%
Interest and similar expenses	(22.7)	(24.9)	(18.8)	-24.4%	-17.4%
Net interest and similar income	222.4	187.8	179.1	-4.6%	-19.5%
Recovery (loss) due to impairment of financial investments	(4.3)	3.3	0.9	-71.7%	n.m.
Net Interest and similar income after impairment loss	218.1	191.0	180.0	-5.8%	-17.4%
Net gain (loss) on sale of financial investments	2.7	4.7	17.4	n.m.	n.m.
Net gain (loss) on financial assets at fair value through profit or loss	7.3	(47.6)	24.2	n.m.	n.m.
Rental income	15.1	16.5	16.3	-1.6%	7.8%
Gain on sale of investment property	0.0	0.0	0.0	n.m.	n.m.
Valuation gain (loss) from investment property	(9.6)	34.9	14.0	-59.8%	n.m.
Other(1)	(4.1)	0.5	(5.5)	n.m.	36.0%
Other income	11.4	9.0	66.3	n.m.	n.m.
Results from investments	229.5	200.0	246.3	23.2%	7.3%

(1) Only includes transactions related to investments.

NET INTEREST AND SIMILAR INCOME

Net interest and similar income related to investments was S/ 179.1 million in 4Q23, a decrease of S/ 8.7 million QoQ, or 4.6%, and S/ 43.3 million YoY, or 19.5%.

The quarterly performance was mainly explained by a decrease of S/ 14.7 million in interest and similar income caused by a downward trend in inflation rates. This was partially offset by a decrease of S/ 6.1 million in interest and similar expenses.

The negative yearly performance was also attributed to lower interest and similar income, caused by a downward trend in inflation rates.

RECOVERY (LOSS) DUE TO IMPAIRMENT OF FINANCIAL INVESTMENTS

Recovery due to impairment of financial investments was S/ 0.9 million in 4Q23, compared to a recovery of S/ 3.3 million in 3Q23 and to a loss of S/ -4.3 million in 4Q22.

OTHER INCOME

Other income related to investments was S/ 66.3 million in 4Q23, an increase of S/ 57.3 million QoQ and S/ 54.9 million YoY.

The quarterly growth was mainly explained by a S/ 71.8 million improvement in net gain on financial assets at fair value. This effect was partially compensated by a S/ 20.9 million decrease in valuation gain from investment property.

The annual performance in other income was mainly due to positive developments in valuation gain from investment property of S/ 23.6 million, in net gain on financial assets at fair value of S/ 16.9 million, and in net gain on sale of financial investments of S/ 14.7 million.

INSURANCE RESULTS

Insurance Results

S/ million	4Q22	3Q23	4Q23	%chg QoQ	%chg YoY
Insurance Income	168.4	181.3	181.7	0.2%	7.9%
Insurance Expenses	(254.7)	(210.1)	(205.9)	-2.0%	-19.2%
Insurance Results	(86.3)	(28.7)	(24.1)	-16.1%	-72.0%

INSURANCE INCOME

Insurance Income

S/ million	4Q22	3Q23	4Q23	%chg QoQ	%chg YoY
Annuities	68.9	68.8	71.0	3.1%	3.1%
Individual Life	21.7	24.5	23.2	(5.1)%	6.9%
Retail Insurance	77.8	88.0	87.5	(0.6)%	12.5%
Total Insurance Income	168.4	181.3	181.7	0.2%	7.9%

Insurance income was S/ 181.7 million in 4Q23, an increase of S/ 0.4 million QoQ, or 0.2%, and S/ 13.3 million YoY, or 7.9%.

The quarterly performance was mainly explained by growth of S/ 2.2 million in annuities, partially offset by a decrease of S/ 1.3 million in individual life.

The yearly increase was explained by growth of S/ 9.7 million in retail insurance, S/ 2.1 million in annuities and S/ 1.5 million in individual life.

INSURANCE EXPENSES

Insurance Expenses

S/ million	4Q22	3Q23	4Q23	%chg QoQ	%chg YoY
Annuities	(267.4)	(220.0)	(203.0)	-7.7%	-24.1%
Individual Life	(7.1)	27.9	(5.5)	n.m.	-22.4%
Retail Insurance	19.9	(18.0)	2.7	n.m.	-86.5%
Total Insurance Expenses	(254.7)	(210.1)	(205.9)	-2.0%	-19.2%

Insurance expenses were S/ 205.9 million in 4Q23, a decrease of S/ 4.2 million QoQ, or 2.0%, and S/ 48.8 million YoY, or 19.2%.

The quarterly performance was mainly explained by decreases in expenses of S/ 17.0 million in annuities and S/ 20.7 million in retail insurance, partially compensated by an increase in expenses of S/ 33.4 million in individual life.

The yearly decrease was explained by decreases in expenses of S/ 64.4 million in annuities and S/ 1.6 million in individual life, partially offset by an increase in expenses of S/ 17.2 million in retail insurance.

OTHER EXPENSES

Other Expenses

S/ million	4Q22	3Q23	4Q23	%chg QoQ	%chg YoY
Salaries and employee benefits	6.4	(26.0)	(31.9)	22.9%	n.m.
Administrative expenses	(11.1)	(17.3)	(23.9)	37.7%	n.m.
Depreciation and amortization	(5.5)	(4.8)	(6.9)	45.2%	26.4%
Expenses related to rental income	(0.2)	(1.2)	(1.8)	53.9%	n.m.
Other	(88.2)	(44.2)	(29.4)	-33.6%	-66.7%
Other expenses	(98.6)	(93.4)	(93.9)	0.4%	-4.8%

Other expenses increased by S/ 0.5 million QoQ, or 0.4%, and decreased by S/ 4.7 million YoY, or 4.8%.

Inteligo

SUMMARY

2023 Performance

Inteligo’s profits were S/ 36.2 million in 2023, a positive performance compared to the loss of S/ -141.4 million reported in 2022. This was mainly attributable to investment portfolio recovery, from reported losses of S/ -244.5 million in 2022 to S/ -40.2 million in 2023, due to a lower mark-to-market loss on proprietary portfolio investments.

Partially offsetting the annual improvement in other income, the company registered an 18.4% decrease in net interest and similar income, mainly as a result of higher interest expenses, and a 10.5% contraction in net fee income from financial services, due to lower fees from funds management.

From a business development perspective, Inteligo’s prospection process continued to show positive results in terms of new account openings and assets under management growth in Private Wealth Management and mutual funds. Consequently, Inteligo’s AUM grew 8.7% on a yearly basis.

Inteligo's ROE was 4.0% in 2023, a positive result compared to 2022.

Wealth Management Segment’s P&L Statement

S/ million	2022	2023	%chg 23/22
Interest and similar income	155.1	183.9	18.6%
Interest and similar expenses	(50.3)	(98.4)	95.5%
Net interest and similar income	104.8	85.6	(18.4)%
Impairment loss of loans, net of recoveries	2.4	0.2	(92.8)%
Recovery (loss) due to impairment of financial investments	(12.0)	0.3	n.m.
Net interest and similar income after impairment loss	95.2	86.1	(9.6)%
Fee income from financial services, net	163.3	146.2	(10.5)%
Other income	(244.5)	(40.2)	(83.6)%
Other expenses	(145.5)	(153.6)	5.6%
Income before translation result and income tax	(131.5)	38.5	n.m.
Translation result	(7.1)	0.8	n.m.
Income tax	(2.8)	(3.1)	10.4%
Profit for the period	(141.4)	36.2	n.m.
ROE	n.m	4.0%
Efficiency ratio	n.m	78.9%

When compared to the previous year, Inteligo’s net interest and similar income decreased 18.4% or S/ 19.2 million, while net fee income from financial services declined S/ 17.1 million or 10.5%.

Other income represented a loss of S/ -40.2 million, a S/ 204.3 million improvement when compared to the bigger loss reported in 2022, mainly attributable to better mark-to-market valuations on investments.

Other expenses increased by S/ 8.1 million, or 5.6% in 2023, when compared with 2022.

4Q23 Performance

Inteligo’s net profit was S/ 24.5 million in 4Q23, a positive development when compared to the loss reported in 3Q23 and an increase of S/ 7.6 million or 45.0% YoY.

The quarterly performance was mainly attributable to mark-to-market gains on proprietary portfolio investments. Other effects that explained the QoQ growth were increases of 6.4% in net interest and similar income, and 3.3% in net fee income from financial services, partially compensated by an increase of 30.6% in other expenses.

On an annual comparison, mark-to-market results on proprietary portfolio investments reverted from a negative of S/ -5.1 million in 4Q22 to a positive result of S/ 13.2 million in 4Q23. This was partially offset by decreases of 16.4% in net interest and similar income, and 2.1% in net fee income from financial services.

From a business development perspective, Inteligo’s prospection process continued to show positive results in terms of new account openings and assets under management growth in Private Wealth Management and mutual funds. Consequently, Inteligo’s AUM increased 2.0% QoQ and 8.7% YoY as of December 31, 2023.

Inteligo’s ROE was 10.9% in 4Q23, positive compared to 3Q23 and higher than the 7.6% reported in 4Q22.

Wealth Management Segment’s P&L Statement

S/ million	4Q22	3Q23	4Q23	%chg QoQ	%chg YoY
Interest and similar income	41.9	43.6	49.0	12.4%	16.9%
Interest and similar expenses	(18.0)	(24.8)	(29.0)	17.0%	60.9%
Net interest and similar income	23.9	18.7	20.0	6.4%	-16.4%
Impairment loss of loans, net of recoveries	0.2	0.0	0.0	-49.4%	-90.5%
Recovery (loss) due to impairment of financial investments	(3.5)	0.6	0.1	-82.9%	n.m.
Net interest and similar income after impairment loss	20.6	19.3	20.1	3.8%	-2.4%
Fee income from financial services, net	37.4	35.4	36.6	3.3%	-2.1%
Other income	(5.1)	(35.7)	13.2	n.m.	n.m.
Other expenses	(38.5)	(35.1)	(45.9)	30.6%	19.1%
Income before translation result and income tax	14.3	(16.1)	24.0	n.m.	67.8%
Translation result	3.0	(0.6)	1.3	n.m.	-57.7%
Income tax	(0.4)	(1.0)	(0.7)	-25.5%	91.0%
Profit for the period	16.9	(17.7)	24.5	n.m.	45.0%
ROE	7.6%	n.m	10.9%
Efficiency ratio	67.8%	n.m	64.2%

ASSETS UNDER MANAGEMENT & DEPOSITS

AUM reached S/ 23,181.5 million in 4Q23, a S/ 460.9 million or 2.0% increase QoQ and a S/ 1,864.1 million or 8.7% increase YoY, mostly explained by inflows in mutual funds and Private Wealth Management.

Client deposits were S/ 3,311.7 million in 4Q23, a S/ 322.3 million or 8.9% reduction QoQ and a S/ 787.1 million or 19.2% decrease YoY, mainly driven by the adjustment of market rates.

NET INTEREST AND SIMILAR INCOME

Net interest and similar income

S/ million	4Q22	3Q23	4Q23	%chg QoQ	%chg YoY
Interest and similar income
Due from banks and inter-bank funds	7.9	7.3	11.3	53.9%	42.4%
Financial Investments	9.1	12.5	14.2	13.6%	56.1%
Loans	24.9	23.8	23.5	-1.0%	-5.5%
Total interest and similar income	41.9	43.6	49.0	12.4%	16.9%
Interest and similar expenses
Deposits and obligations	(16.8)	(23.1)	(27.0)	16.8%	60.5%
Due to banks and correspondents	(1.2)	(1.7)	(2.1)	19.1%	65.6%
Total interest and similar expenses	(18.0)	(24.8)	(29.0)	17.0%	60.9%
Net interest and similar income	23.9	18.7	20.0	6.4%	-16.4%

Inteligo’s net interest and similar income was S/ 20.0 million in 4Q23, a S/ 1.3 million, or 6.4% increase when compared with 3Q23, mainly explained by higher dividends received from proprietary portfolio investments and higher levels of excess liquidity during the quarter.

Net interest and similar income decreased S/ 3.9 million YoY, or 16.4%, as a result of a higher interest expense on deposits, which was attributed to the increases in the reference interest rate of the US Federal Reserve, partially offset by higher interest income, in both financial investments and due from banks.

FEE INCOME FROM FINANCIAL SERVICES

Fee income from financial services, net

S/ million	4Q22	3Q23	4Q23	%chg QoQ	%chg YoY
Income
Brokerage and custody services	2.9	2.8	2.5	-8.7%	-12.1%
Funds management	34.8	33.0	34.4	4.1%	-1.4%
Total income	37.7	35.8	36.9	3.1%	-2.2%
Expenses
Brokerage and custody services	(0.2)	(0.2)	(0.2)	-2.8%	-1.4%
Others	(0.2)	(0.2)	(0.1)	-22.6%	-28.2%
Total expenses	(0.3)	(0.3)	(0.3)	-12.7%	-15.4%
Fee income from financial services, net	37.4	35.4	36.6	3.3%	-2.1%

Net fee income from financial services was S/ 36.6 million in 4Q23, an increase of S/ 1.2 million or 3.3% when compared to the previous quarter, mainly explained by higher fees from the wealth management segment.

On a YoY basis, net fee income from financial services decreased S/ 0.8 million, or 2.1%, mainly due to lower fees from funds management. This was explained by a lower frequency of client transactions, in turn driven by the persistent volatility in the financial markets and the high interest rates in money market products.

OTHER INCOME

Other income

S/ million	4Q22	3Q23	4Q23	%chg QoQ	%chg YoY
Net gain on sale of financial investments	(37.7)	0.2	(3.5)	n.m.	-90.7%
Net trading gain (loss)	33.6	(34.4)	18.3	n.m.	-45.6%
Other	(1.1)	(1.5)	(1.6)	4.9%	50.4%
Total other income	(5.1)	(35.7)	13.2	n.m.	n.m.

Inteligo’s other income reached S/ 13.2 million in 4Q23, compared to losses of S/ -35.7 million in 3Q23 and S/ -5.1 million in 4Q22. This performance was mainly attributable to positive mark-to-market valuations on proprietary portfolio investments.

OTHER EXPENSES

Other expenses

S/ million	4Q22	3Q23	4Q23	%chg QoQ	%chg YoY
Salaries and employee benefits	(21.5)	(20.7)	(27.4)	32.4%	27.9%
Administrative expenses	(12.6)	(10.0)	(13.5)	35.2%	7.2%
Depreciation and amortization	(4.0)	(3.7)	(3.8)	2.0%	-4.4%
Other	(0.5)	(0.7)	(1.1)	67.2%	n.m.
Total other expenses	(38.5)	(35.1)	(45.9)	30.6%	19.1%
Efficiency ratio	67.8%	n.m	64.2%

Other expenses reached S/ 45.9 million in 4Q23, an increase of S/ 10.8 million or 30.6% QoQ and of S/ 7.4 million or 19.1% YoY, mainly explained by higher salaries and employee benefits.

Izipay

SUMMARY

2023 Performance

Izipay’s profits were S/ 33.1 million in 2023, a decrease of S/ 18.1 million or 35.4% compared to the previous year.

The bottom-line performance was mainly explained by 2.0% growth in net fee income from financial services, in turn attributed to higher income from payments acquirer, as a result of increases in the number of merchants and monetary transactions of 25.0% and 12.6%, respectively. This was partially offset by a 12.9% increase in other expenses, mainly due to higher administrative expenses given the rise in business activity.

Izipay’s ROE was 14.0% in 2023, lower than the 26.7% reported in 2022.

Payments Segment’s P&L Statement (1)

S/ million	2022	2023	%chg 23/22
Interest and similar income	1.6	9.3	n.m.
Interest and similar expenses	(1.8)	(4.9)	n.m.
Net interest and similar income	(0.2)	4.3	n.m.
Fee income from financial services, net	338.9	345.6	2.0%
Payments acquirer	636.9	707.7	11.1%
Correspondent banking	44.8	36.4	(18.7)%
Credit cards processor	31.4	30.5	(3.0)%
Service Cost	(374.2)	(429.0)	14.6%
Other income	39.6	45.9	16.0%
Other expenses	(294.6)	(332.7)	12.9%
Income before translation result and income tax	83.6	63.2	(24.5)%
Translation result	(0.6)	(2.3)	n.m.
Income tax	(31.8)	(27.7)	(12.8)%
Profit for the period	51.2	33.1	(35.4)%
ROE	26.7%	14.0%
Efficiency ratio	66.8%	78.3%

(1) Proforma for 1Q22.

4Q23 Performance

Izipay’s profits were S/ 4.1 million in 4Q23, which represented a decrease of 44.8% QoQ and 65.0% YoY.

The quarterly decrease in profits was attributed to increases in other expenses of S/ 13.3 million and in service cost of S/ 3.3 million, in addition to a negative reversion of translation result. These factors were partially offset by increases of S/ 13.3 million in other income and S/ 2.4 million in payment acquirer fees.

The annual performance in net profit was mainly explained by a decrease of 8.5% in net fee income from financial services, in turn related to lower correspondent banking´s transactions that were affected by a higher use of digital wallets, in addition to a higher service cost due to increases in acquirer license fees. Other important effect that impacted the annual result was the growth in other expenses of 12.6%, or S/ 10.8 million, mainly associated with higher administrative expenses.

Izipay’s ROE was 6.6% in 4Q23, lower than the 12.3% and 22.3% reported in 3Q23 and 4Q22, respectively.

Payments Segment’s P&L Statement (1)

S/ million	4Q22	3Q23	4Q23	%chg QoQ	%chg YoY
Interest and similar income	0.9	2.5	3.0	20.9%	n.m.
Interest and similar expenses	(0.4)	(1.3)	(1.2)	-3.0%	n.m.
Net interest and similar income	0.5	1.2	1.8	46.3%	n.m.
Fee income from financial services, net	92.8	86.6	84.9	-2.0%	-8.5%
Payments acquirer	180.9	180.7	183.1	1.3%	1.2%
Correspondent banking	11.6	9.1	8.0	-12.5%	-31.1%
Credit cards processor	8.8	7.5	7.8	4.8%	-11.4%
Service Cost	(108.5)	(110.7)	(114.0)	3.0%	5.0%
Other income	13.9	8.5	21.8	n.m.	56.9%
Other expenses	(85.8)	(83.3)	(96.6)	16.0%	12.6%
Income before translation result and income tax	21.4	13.0	11.9	-8.6%	-44.5%
Translation result	(2.0)	1.2	(1.5)	n.m.	-22.9%
Income tax	(7.6)	(6.7)	(6.2)	-7.4%	-18.7%
Profit for the period	11.7	7.4	4.1	-44.8%	-65.0%
ROE	22.3%	12.3%	6.6%
Efficiency ratio	70.6%	81.3%	82.0%

FEE INCOME FROM FINANCIAL SERVICES

Fee income from financial services, net

.	4Q22	3Q23	4Q23	%chg QoQ	%chg YoY
Income
Payments acquirer	180.9	180.7	183.1	1.3%	1.2%
Correspondent banking	11.6	9.1	8.0	-12.5%	-31.1%
Credit cards processor	8.8	7.5	7.8	4.8%	-11.4%
Total income	201.4	197.3	198.9	0.8%	-1.2%
Expenses
Service Cost	(108.5)	(110.7)	(114.0)	3.0%	5.0%
Total expenses	(108.5)	(110.7)	(114.0)	3.0%	5.0%
Fee income from financial services, net	92.8	86.6	84.9	-2.0%	-8.5%

Net fee income from financial services was S/ 84.9 million in 4Q23, a decrease of S/ 1.7 million or 2.0% QoQ, mainly explained by a 3.0% higher service cost due to increased transactional volumes, as well as a decrease in correspondent banking fees of 12.5%. These effects were partially compensated by increases of 1.3% in payments acquirer fees and 4.8% in income from credit cards processor.

On a YoY basis, net fee income from financial services decreased S/ 7.9 million, or 8.5%, mainly due to an increase of S/ 5.5 million in service cost, as a result of higher transactional volumes. Other effect that impacted the annual result was a reduction in correspondent banking fees of 31.1%, in turn due to a 23.4% decrease in such transactions that were affected by a higher use of digital wallets.

OTHER EXPENSES

Other expenses

S/ million	4Q22	3Q23	4Q23	%chg QoQ	%chg YoY
Salaries and employee benefits	(17.6)	(19.1)	(19.5)	2.4%	11.0%
Administrative expenses	(46.6)	(44.8)	(54.0)	20.6%	16.0%
Depreciation and amortization	(11.6)	(14.4)	(15.3)	6.3%	32.8%
Other	(10.1)	(5.0)	(7.7)	54.0%	-23.7%
Total other expenses	(85.8)	(83.3)	(96.6)	16.0%	12.6%
Efficiency ratio	70.6%	81.3%	82.0%

Other expenses reached S/ 96.6 million in 4Q23, an increase of S/ 13.3 million or 16.0% QoQ, explained by higher administrative expenses related to additional customer acquisition, as well as higher depreciation and amortization charges.

On a yearly basis, other expenses grew S/ 10.8 million or 12.6%, mainly as a result of an increase in administrative expenses driven by higher customer acquisition, in addition to higher depreciation charges as a result of growth in the operations.

Intercorp Financial Services Inc. and Subsidiaries

Interim consolidated financial statements as of December 31, 2023 and 2022, January 1, 2022 and for the years ended December 31, 2023 and 2022

Interim consolidated financial statements as of December 31, 2023 and 2022, January 1, 2022 and for the years ended December 31, 2023 and 2022

Content

Interim consolidated financial statements

Interim consolidated statement of financial position	3

Interim consolidated statement of income

Interim consolidated statement of other comprehensive income

Interim consolidated statement of changes in equity

Interim consolidated statement of cash flows

Notes to the interim consolidated financial statements

Interim consolidated statement of financial position

As of December 31, 2023 and 2022 and January 1, 2022

			Restated	Restated
	Note	31.12.2023	31.12.2022	01.01.2022
		S/(000)	S/(000)	S/(000)
			(Note 3.3.3)	(Note 3.3.3)
Assets
Cash and due from banks	4(a)
Non-interest bearing		3,059,226	4,012,293	3,931,419
Interest bearing		6,038,794	8,712,874	12,488,242
Restricted funds		720,691	468,244	684,804
		9,818,711	13,193,411	17,104,465
Inter-bank funds	4(e)	524,915	296,119	30,002
Financial investments	5	26,721,991	22,787,598	24,547,294
Loans, net:	6
Loans, net of unearned interest		48,869,807	47,530,853	45,070,500
Impairment allowance for loans		(2,349,425)	(2,027,855)	(2,064,917)
		46,520,382	45,502,998	43,005,583
Investment property	7	1,298,892	1,287,717	1,224,454
Property, furniture and equipment, net		804,832	791,432	815,118
Due from customers on acceptances		40,565	45,809	152,423
Intangibles and goodwill, net		1,687,120	1,633,202	1,044,749
Other accounts receivable and other assets, net	8	2,125,148	1,743,963	1,834,483
Insurance and reinsurance contract assets	9	24,392	30,577	52,978
Deferred Income Tax asset, net		55,936	165,787	142,367
Total assets		89,622,884	87,478,613	89,953,916
Liabilities and equity
Deposits and obligations	10
Non-interest bearing		7,960,318	8,684,678	9,270,255
Interest bearing		41,227,916	39,846,030	39,627,689
		49,188,234	48,530,708	48,897,944
Inter-bank funds	4(e)	119,712	30,012	—
Due to banks and correspondents	11	9,025,930	7,100,646	8,522,849
Bonds, notes and other obligations	12	5,551,629	7,906,303	8,389,672
Due from customers on acceptances		40,565	45,809	152,423
Insurance contract liabilities	9	12,205,641	11,227,845	12,787,958
Other accounts payable, provisions and other liabilities	8	3,407,360	3,129,164	2,468,242
Deferred Income Tax liability, net		75,712	81,899	—
Total liabilities		79,614,783	78,052,386	81,219,088
Equity, net	13
Equity attributable to IFS’s shareholders:
Capital stock		1,038,017	1,038,017	1,038,017
Treasury stock		(84,309)	(3,363)	(3,363)
Capital surplus		532,771	532,771	532,771
Reserves		6,000,000	6,000,000	5,200,000
Unrealized results, net		(457,793)	(554,421)	(302,477)
Retained earnings		2,921,531	2,359,464	2,219,902
		9,950,217	9,372,468	8,684,850
Non-controlling interest		57,884	53,759	49,978
Total equity, net		10,008,101	9,426,227	8,734,828
Total liabilities and equity, net		89,622,884	87,478,613	89,953,916

The accompanying notes are an integral part of these interim consolidated financial statements.

Interim consolidated statement of income

For the years ended December 31, 2023 and 2022

			Restated
	Note	31.12.2023	31.12.2022
		S/(000)	S/(000)
			(Note 3.3.3)
Interest and similar income	15	7,120,411	5,871,302
Interest and similar expenses	15	(2,592,366)	(1,661,689)
Net interest and similar income		4,528,045	4,209,613
Impairment loss on loans, net of recoveries	6(d.1) and (d.2)	(1,981,818)	(830,551)
Loss due to impairment of financial investments	5(c)	(7,500)	(12,752)
Net interest and similar income after impairment loss		2,538,727	3,366,310
Fee income from financial services, net	16	1,178,462	1,137,386
Net gain on foreign exchange transactions		306,431	380,154
Net gain (loss) on sale of financial investments		6,431	(14,285)
Net gain (loss) on financial assets at fair value through profit or loss		15,181	(308,256)
Net gain on investment property	7(b)	73,072	84,631
Other income	17	156,700	400,181
		1,736,277	1,679,811
Result from insurance activities, before expenses	18	(178,392)	(252,854)
Other expenses
Salaries and employee benefits		(897,275)	(870,480)
Administrative expenses		(1,288,862)	(1,179,788)
Depreciation and amortization		(379,038)	(336,226)
Other expenses	17	(184,992)	(240,644)
		(2,750,167)	(2,627,138)
Income before translation result and Income Tax		1,346,445	2,166,129
Translation result		8,427	(25,478)
Income Tax	14(f)	(275,596)	(462,537)
Net profit for the year		1,079,276	1,678,114
Attributable to:
IFS’s shareholders		1,072,728	1,668,026
Non-controlling interest		6,548	10,088
		1,079,276	1,678,114
Earnings per share attributable to IFS’s shareholders, basic and diluted (stated in Soles)	19	9.327	14.452
Weighted average number of outstanding shares (in thousands)	19	115,012	115,418

The accompanying notes are an integral part of these interim consolidated financial statements.

Interim consolidated statement of other comprehensive income

For the years ended December 31, 2023 and 2022

		Restated
	31.12.2023	31.12.2022
	S/(000)	S/(000)
		(Note 3.3.3)
Net profit for the year	1,079,276	1,678,114
Other comprehensive income that will not be reclassified to the consolidated statement of income in subsequent periods:
Gains (losses) on valuation of equity instruments at fair value through other comprehensive income	16,220	(21,924)
Income Tax	(157)	218
Total unrealized gain (loss) that will not be reclassified to the consolidated statement of income in subsequent periods	16,063	(21,706)
Other comprehensive income to be reclassified to the consolidated statement of income in subsequent periods:
Net movement of debt instruments at fair value through other comprehensive income	1,134,509	(1,833,856)
Income Tax	(3,645)	8,250
	1,130,864	(1,825,606)
Insurance reserves at fair value	(970,191)	1,714,334
Net movement of cash flow hedges	(29,112)	(62,954)
Income Tax	6,336	8,670
	(22,776)	(54,284)
Translation of foreign operations	(21,970)	(50,165)
Total unrealized gain (loss) to be reclassified to the consolidated statement of income in subsequent periods	115,927	(215,721)
Other comprehensive income for the year	131,990	(237,427)
Total comprehensive income for the year, net of Income Tax	1,211,266	1,440,687
Attributable to:
IFS’s shareholders	1,202,789	1,432,395
Non-controlling interest	8,477	8,292
	1,211,266	1,440,687

The accompanying notes are an integral part of these interim consolidated financial statements.

Interim consolidated statement of changes in equity

For the years ended December 31, 2023 and 2022

						Attributable to IFS’s shareholders
								Unrealized results, net
	Number of shares						Instruments that will not be reclassified to the consolidated statement of income	Instruments that will be reclassified to the consolidated statement of income
	Issued	In treasury	Capital stock	Treasury stock	Capital surplus	Reserves	Equity instruments at fair value	Debt instruments at fair value	Insurance reserve at fair value	Cash flow hedges reserve	Translation of foreign operations	Retained earnings	Total	Non-controlling interest	Total equity, net
	(in thousands)	(in thousands)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balances as of December 31, 2021	115,447	(29)	1,038,017	(3,363)	532,771	5,200,000	(8,787)	(599,626)	134,150	44,878	261,085	2,904,912	9,504,037	51,325	9,555,362
Changes due to first adoption of IFRS 17 "Insurance Contract", Note 3.3.3	—	—	—	—	—	—	—	—	(134,177)	—	—	(685,010)	(819,187)	(1,347)	(820,534)
Balances as of January 1, 2022 - Restated	115,447	(29)	1,038,017	(3,363)	532,771	5,200,000	(8,787)	(599,626)	(27)	44,878	261,085	2,219,902	8,684,850	49,978	8,734,828
Net profit for the year	—	—	—	—	—	—	—	—	—	—	—	1,668,026	1,668,026	10,088	1,678,114
Other comprehensive income	—	—	—	—	—	—	(21,663)	(1,821,183)	1,711,520	(54,140)	(50,165)	—	(235,631)	(1,796)	(237,427)
Total comprehensive income	—	—	—	—	—	—	(21,663)	(1,821,183)	1,711,520	(54,140)	(50,165)	1,668,026	1,432,395	8,292	1,440,687
Declared and paid dividends, Note 13(a)	—	—	—	—	—	—	—	—	—	—	—	(751,532)	(751,532)	—	(751,532)
Transfer of retained earnings to reserves, Note 13(e)	—	—	—	—	—	800,000	—	—	—	—	—	(800,000)	—	—	—
Dividends paid to non-controlling interest of Subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	(4,511)	(4,511)
Sale of equity instruments at fair value through other comprehensive income	—	—	—	—	—	—	(16,313)	—	—	—	—	16,313	—	—	—
Others	—	—	—	—	—	—	—	—	—	—	—	6,755	6,755	—	6,755
Balances as of December 31, 2022 - Restated	115,447	(29)	1,038,017	(3,363)	532,771	6,000,000	(46,763)	(2,420,809)	1,711,493	(9,262)	210,920	2,359,464	9,372,468	53,759	9,426,227

Net profit for the year	—	—	—	—	—	—	—	—	—	—	—	1,072,728	1,072,728	6,548	1,079,276
Other comprehensive income	—	—	—	—	—	—	16,055	1,127,246	(968,599)	(22,671)	(21,970)	—	130,061	1,929	131,990
Total comprehensive income	—	—	—	—	—	—	16,055	1,127,246	(968,599)	(22,671)	(21,970)	1,072,728	1,202,789	8,477	1,211,266
Declared and paid dividends, Note 13(a)	—	—	—	—	—	—	—	—	—	—	—	(511,788)	(511,788)	—	(511,788)
Purchase of treasury stock, Note 13(b)	—	(938)	—	(80,946)	—	—	—	—	—	—	—	—	(80,946)	—	(80,946)
Dividends paid to non-controlling interest of Subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	(4,242)	(4,242)
Sale of equity instruments at fair value through other comprehensive income	—	—	—	—	—	—	(33,433)	—	—	—	—	33,433	—	—	—
Others	—	—	—	—	—	—	—	—	—	—	—	(32,306)	(32,306)	(110)	(32,416)
Balances as of December 31, 2023	115,447	(967)	1,038,017	(84,309)	532,771	6,000,000	(64,141)	(1,293,563)	742,894	(31,933)	188,950	2,921,531	9,950,217	57,884	10,008,101

The accompanying notes are an integral part of these interim consolidated financial statements.

Interim consolidated statement of cash flows

For the years ended December 31,2023 and 2022

		Restated
	31.12.2023	31.12.2022
	S/(000)	S/(000)
		(Note 3.3.3)
Cash flows from operating activities
Net profit for the year	1,079,276	1,678,114
Plus (minus) adjustments to net profit
Impairment loss on loans, net of recoveries	1,981,818	830,551
Loss due to impairment of financial investments	7,500	12,752
Depreciation and amortization	379,038	336,226
Provision for sundry risks	4,138	12,661
Deffered Income Tax	102,244	(442)
Net (gain) loss on sale of financial investments	(6,431)	14,285
Net (gain) loss of financial assets at fair value through profit or loss	(15,181)	308,256
Net gain for valuation of investment property	(7,111)	(19,146)
Profit from sale of property, furniture and equipment	(15,300)	(11,780)
Fair value adjustment on the participation held by Interbank in Izipay, Note 1(d)	—	(222,513)
Exchange difference	(8,427)	25,478
Increase in accrued interest receivable	(167,468)	(168,454)
Increase in accrued interest payable	194,285	121,324
Net changes in assets and liabilities
Net increase in loan portfolio	(2,883,998)	(3,204,130)
Net (increase) decrease in other accounts receivable and other assets	(338,916)	331,287
Net (increase) decrease in restricted funds	(246,775)	225,659
Increase (decrease) in deposits and obligations	503,544	(467,213)
Increase (decrease) in due to banks and correspondents	1,837,830	(1,460,227)
Increase in other accounts payable, provisions and other liabilities	394,303	164,148
Decrease of investments at fair value through profit or loss	323,109	481,087
Net cash provided by (used in) operating activities	3,117,478	(1,012,077)

The accompanying notes are an integral part of these interim consolidated financial statements.

Interim consolidated statements of cash flows (continued)

		Restated
	31.12.2023	31.12.2022
	S/(000)	S/(000)
		(Note 3.3.3)
Cash flows from investing activities
Purchase of investments at fair value through other comprehensive income and at amortized cost	(3,143,163)	(857,589)
Purchase of property, furniture and equipment	(145,765)	(135,036)
Purchase of intangible assets	(280,387)	(227,270)
Purchase of investment property	(16,902)	(34,760)
Sale of property, furniture and equipment	32,667	54,313
Purchase of subsidiaries, net of cash received	—	(193,215)
Net cash used in investing activities	(3,553,550)	(1,393,557)
Cash flows from financing activities
Dividends paid	(511,788)	(751,532)
Payments of bonds, notes and other obligations	(2,189,747)	(137,900)
Net decrease in receivable inter-bank funds	(228,796)	(266,117)
Net increase in payable inter-bank funds	89,700	30,482
Purchase of treasury stock, net	(80,946)	—
Dividend payments to non-controlling interest	(4,242)	(4,174)
Lease payments	(310,622)	(146,982)
Net cash used in financing activities	(3,236,441)	(1,276,223)
Net decrease in cash and cash equivalents	(3,672,513)	(3,681,857)
Translation gain (loss) on cash and cash equivalents	38,948	(26,678)
Cash and cash equivalents at the beginning of the year	12,707,776	16,416,311
Cash and cash equivalents at the end of the year	9,074,211	12,707,776

The accompanying notes are an integral part of these interim consolidated financial statements.

Notes to the interim consolidated financial statements

As of December 31, 2023 and 2022

1. Business activity, current context and acquisition of Subsidiaries

(a) Business activity -

Intercorp Financial Services Inc. and Subsidiaries (henceforth "IFS", “the Company” or “the Group”), is a limited liability holding company incorporated in the Republic of Panama on September 19, 2006, and is a Subsidiary of Intercorp Peru Ltd. (henceforth “Intercorp Peru”), a holding Company incorporated in 1997 in the Commonwealth of the Bahamas. As of December 31, 2023, Intercorp Peru holds directly and indirectly 71.44 percent of the issued capital stock of IFS, equivalent to 71.20 percent of the outstanding capital stock of IFS (70.65 percent of the issued capital stock, equivalent to 70.64 percent of the outstanding capital stock as of December 31, 2022).

IFS’s legal domicile is located at Av. Carlos Villarán 140 Urb. Santa Catalina, La Victoria, Lima, Peru.

As of December 31, 2023 and 2022, IFS holds 99.30 percent of the capital stock of Banco Internacional del Peru S.A.A. – Interbank (henceforth “Interbank”), 99.84 percent of the capital stock of Interseguro Compañía de Seguros S.A. (henceforth “Interseguro”), 100 percent of the capital stock of Inteligo Group Corp. (henceforth “Inteligo”) and 100 percent of Procesos de Medios de Pago and its subsidiary Izipay S.A.C (henceforth "Izipay"), acquired in April 2022, see (d).

The operations of Interbank, Interseguro and Izipay are concentrated in Peru, while the operations of Inteligo and its Subsidiaries (Interfondos S.A. Sociedad Administradora de Fondos, Inteligo Sociedad Agente de Bolsa S.A. and Inteligo Bank Ltd.) are mainly concentrated in Peru and Panama.

The main activities of IFS’s Subsidiaries and their assets, liabilities, equity, operating income, net income, balances and other relevant information are presented in Note 2.

As explained in Note 3.3.3, the consolidated financial statements as of December 31, 2022, January 1, 2022 and for the years then ended have been restated as a result of IFRS 17 "Insurance Contract" first adoption and are part of the accompanying interim consolidated financial statements, which have been approved by the Audit Committee and Board Meeting in sessions held on February 08 and 12, 2024, respectively. On the other hand, the audited consolidated financial statements as of December 31, 2022 (henceforth, Annual Consolidated Financial Statements) were approved by the General Shareholders’ Meeting held on March 31, 2023.

(b) Political context in Peru –

On December 7, 2022, Pedro Castillo, President of Peru, announced the dissolution of Peruvian Congress and the establishment of an emergency government which, as he assured, would rule through decree until a new Parliament with constitutive powers would write a new Constitution. Due to this announcement, the Congress debated and voted in favor of a presidential vacancy motion that ended up in his destitution. He was immediately succeeded by the vice-president, Dina Boluarte, who was designated President of the Republic of Peru.

(c) Pandemic Covid-19 –

(c.1) State of National and Sanitary Emergency

In March 2020, the World Health Organization declared “Covid-19” as a global pandemic, with a significant impact on the world economy. In Peru, the Government declared a State of National and Sanitary Emergency with a series of measures that affected both businesses and the population at large. The reopening of economic activities began since mid-2020, through the establishment of targeted measures by region and new rules of social coexistence.

During 2022, the Peruvian government derogated the National State of Emergency, while the National State of Health Emergency was derogated at the end of May 2023. It is worth mentioning that, since the first quarter of 2022, economic activities in the country are being carried out with normality and at levels before the pandemic.

(c.2) Economic measures adopted by the Peruvian Government

The Peruvian government implemented extraordinary measures to secure the continuity of the economy’s payment chain. The main measures implemented in the financial system were related to facilities for loans rescheduling (payment deferrals), suspension of counting of past due days, partial or total withdrawal of deposits for severance indemnity (“CTS” by its Spanish acronym), Repo operations with the Banco Central de Reserva del Peru (“BCRP” by its Spanish acronym) and the launching of credit programs guaranteed by the Peruvian Government, such as “Reactiva Peru”.

Given the nature of the adopted measures, they had effects mainly on Interbank. During 2020, and in response to the Covid-19 crisis, Interbank offered its clients several payment rescheduling options. As of December 31, 2023 and 2022, the balance of rescheduled loans amounted to S/3,513,905,000 and S/5,048,978,000, respectively.

On the other hand, under the program “Reactiva Peru”, Interbank granted loans for S/6,617,142,000. As of December 31, 2023, the balance of loans granted under this program amounts to S/848,886,000, including accrued interest for S/46,277,000. As of this date, the amount covered by the guarantee of the Peruvian Government was S/675,492,000 (as of December 31, 2022, the balance was S/2,357,201,000, including accrued interest for S/57,254,000; while the amount covered by the guarantee of the Peruvian Government was S/2,040,379,000). It should be noted that during 2023 and 2022, Interbank made rescheduling for the “Reactiva Peru” program for an amount of approximately S/25,918,000 and S/133,046,000, respectively. As of December 31, 2023 and 2022, the balance of rescheduled loans under the “Reactiva Peru” program amounts to approximately S/730,508,000 and S/1,473,770,000, respectively.

Additionally, during 2022, the government authorized the one-off withdrawal of the entirety of the CTS, with the purpose of covering the workers’ economic needs caused by the Covid-19 pandemic. As part of this benefit, approximately 308,000 clients withdrew the approximate sum of S/1,061,734,000 during the year 2023 (261,000 clients withdrew the approximate sum of S/767,470,000 during the year 2022).

(d) Acquisition of Procesos de Medios de Pago S.A. and Subsidiary Izipay S.A.C. (“Izipay”)

Until March 2022, the Group (through its subsidiary Interbank) held 50 percent of Izipay. In April 2022, IFS acquired the remaining 50 percent of Izipay's capital stock, thus completing the 100 percent of its capital stock. The amount paid by IFS amounted to US$83,775,000 (equivalent to approximately S/312,647,000). The economic activity of the acquired companies is explained in greater detail in Note 2(g).

The acquisition made by IFS was recorded using the “Step acquisition” accounting method, pursuant to IFRS 3 “Business Combinations”. According to this method, the acquirer company must readjust to fair value the previously held equity interest in the acquiree entities. Additionally, assets and liabilities must be recorded at their fair values estimated at the acquisition date, including the identified intangible assets and the resulting goodwill that were not recorded in the statements of financial position of each acquired entity.

As a result of the acquisition and pursuant to the accounting regulation in force, the previous participation was adjusted to its fair value with an effect of S/222,513,000 and recorded in the Company results in September 2022 and which is presented in the item “Other income and (expenses)” of the interim consolidated statement of income, see Note 17.

2. Subsidiaries

IFS’s Subsidiaries are the following:

(a) Banco Internacional del Peru S.A.A. - Interbank and Subsidiaries -

Interbank is incorporated in Peru and is authorized by the Superintendence of Banking, Insurance and Private Pension Funds (henceforth “SBS”, by its Spanish acronym) to operate as a universal bank in accordance with Peruvian legislation. The Bank's operations are governed by the General Act of the Banking and Insurance System and Organic Act of the SBS – Act No. 26702 and its amendments (henceforth “the Banking and Insurance Act”), that establishes the requirements, rights, obligations, restrictions and other operating conditions that financial and insurance entities must comply within Peru.

As of December 31, 2023, Interbank had 153 offices (164 offices as of December 31, 2022). Additionally, it holds approximately 100 percent of the shares of the following Subsidiaries:

Entity	Activity

Internacional de Títulos Sociedad Titulizadora S.A. - Intertítulos S.T.	Manages securitization funds.
Compañía de Servicios Conexos Expressnet S.A.C.	Services related to credit card transactions or products related to the brand “American Express”.

(b) Interseguro Compañía de Seguros S.A. and Subsidiary -

Interseguro is incorporated in Peru and its operations are governed by the Banking and Insurance Act. It is authorized by the SBS to issue life and general risk insurance contracts.

Interseguro holds participations in Patrimonio Fideicometido D.S.093-2002-EF, Interproperties Peru (henceforth “Patrimonio Fideicometido – Interproperties Peru”), that is a structured entity, incorporated in April 2008, and in which several investors (related parties to the Group) contributed investment properties. Each investor or investors have ownership of and specific control over the contributed investment property. The fair values of the properties contributed by Interseguro that were included in this structured entity as of December 31, 2023 and 2022, amounted to S/85,272,000 and S/93,994,000, respectively; see Note 7. For accounting purposes and under IFRS 10 “Consolidated Financial Statements” the assets included in said structure are considered “silos”, because they are ring-fenced parts of the wider structured entity (the Patrimonio Fideicometido - Interproperties Peru). IFS has ownership and decision-making power over these properties and the Group has the exposure or rights to their returns; therefore, IFS consolidates the silos containing the investment properties that it controls.

(c) Inteligo Group Corp. and Subsidiaries -

Inteligo is an entity incorporated in the Republic of Panama. As of December 31, 2023 and 2022, it holds 100 percent of the shares of the following Subsidiaries:

Entity	Activity

Inteligo Bank Ltd.

It is incorporated in The Commonwealth of the Bahamas and has a branch established in the Republic of Panama that operates under an international license issued by the Superintendence of Banks of the Republic of Panama. Its main activity is to provide private and institutional banking services, mainly to Peruvian citizens.

Inteligo Sociedad Agente de Bolsa S.A.	Brokerage firm incorporated in Peru.
Inteligo Peru Holding S.A.C.

Financial holding company incorporated in Peru in December 2018.

As of December 31, 2023 and 2022, it holds 99.99 percent interest in Interfondos S.A. Sociedad Administradora de Fondos, company that manages mutual funds and investment funds.

Inteligo USA, Inc.	Incorporated in the United States of America in January 2019 provides investment consultancy and related services.

(d) Negocios e Inmuebles S.A. -

This entity was acquired by IFS as part of the purchase of Seguros Sura and Hipotecaria Sura in year 2017. As of December 31, 2023 and 2022, Negocios e Inmuebles S.A., holds 8.50 percent of Interseguro’s capital stock.

(e) San Borja Global Opportunities S.A.C. -

Its corporate purpose is the marketing of products and services through Internet, telephony or related and it operates under the name of Shopstar (online marketplace) dedicated to the sale of products from different stores locally.

(f) IFS Digital S.A.C. -

Entity incorporated in August 2020, which its corporate purpose is to perform any type of investments and related services.

(g) Procesos de Medios de Pago and Izipay (Izipay) –

Both companies were acquired in April 2022, as indicated in Note 1(d). Procesos de Medios de Pago is dedicated to the development, management and operation of the shared service of transaction processing of credit and debit cards, through the acquirer role for the brands MasterCard, Visa and other private brands; also, it renders the processing service, through the issuer role, to entities of the financial system. Izipay is dedicated to the facilitation of payments and services, offering its services of technological, operating and safety infrastructure through the affiliation of commercial stores, as well as installation and maintenance of infrastructure for transactions through the electronic commerce modality, interconnected with the networks of payment methods processors.

As explained in Note 1(d), in April 2022, IFS acquired control of Izipay, becoming it its Subsidiary. Since then Izipay consolidates its financial information together with IFS. The investment that Interbank held in Izipay until March 31, 2022, is presented as investments in associates in the accompanying interim consolidated financial statements.

3. Significant accounting policies and first adoption of International Financial Reporting Standard No. 17 "Insurance Contracts"

3.1 Basis of presentation and use of estimates –

The interim consolidated financial statements as of December 31, 2023 and 2022, have been prepared in accordance with IAS 34 “Interim Financial Reporting”.

The interim consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the IFS’s Audited Consolidated Financial Statements as of December 31, 2022 and 2021 (henceforth “Annual Consolidated Financial Statements”), given into account Note 3.3.3 below.

The accompanying interim consolidated financial statements have been prepared on the historical cost basis, except for investment property, derivative financial instruments, financial investments at fair value through profit or loss and through other comprehensive income, which have been measured at fair value. The interim consolidated financial statements are presented in Soles, which is the functional currency of the Group, and all values are rounded to the nearest thousand (S/(000)), except when otherwise indicated.

The preparation of the interim consolidated financial statements, in accordance with the International Financial Reporting Standards (henceforth “IFRS”) as issued by the International Accounting Standards Board (IASB), requires Management to make estimations and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of significant events in the notes to the interim consolidated financial statements.

In that sense, the estimates and criteria are continually assessed and are based on historical experience, as well as other factors, including expectations of future events that are believed to be reasonable under the current circumstances. Existing circumstances and assumptions about future developments, however, may change due to markets’ behavior or circumstances arising beyond the control of the Group. Such changes are reflected in the assumptions when they occur. Actual results could differ from those estimates. The most significant estimates comprised in the accompanying interim consolidated financial statements are related to the calculation of the impairment of the portfolio of loan and financial investments, the measurement of the fair value of the financial investments and investment property, the assessment of the impairment of goodwill, the liabilities for insurance contracts and measurement of the fair value of derivative financial instruments; also, there are other estimates such as provisions for litigation, the estimated useful life of intangible assets and property, furniture and equipment, the estimation of deferred Income Tax and the determination of the terms and estimation of the interest rate of the lease contracts.

3.2 Basis of consolidation –

The interim consolidated financial statements of IFS comprise the financial statements of Intercorp Financial Services Inc. and Subsidiaries. The method adopted by IFS to consolidate financial information with its Subsidiaries is described in Note 3.3 to the Annual Consolidated Financial Statements and has not changed since then.

Some amounts of the interim consolidated statement of income as of December 31, 2022, have been reclassified in order to make them comparable with the presentation as of December 31, 2023 (see also Note 3.3). In Management’s opinion, the reclassifications made in the consolidated financial statements as of December 31, 2022, are not significant considering the interim consolidated financial statements as a whole.

3.3 First adoption of the International Financial Reporting Standard No. 17 "Insurance Contracts" (henceforth IFRS 17)

Since January 1, 2023, Interseguro adopted IFRS 17, which replaces IFRS 4 "Insurance Contracts".

The nature of the changes in accounting policies is presented below:

a)
Changes in classification and measurement –

The adoption of IFRS 17 has not changed the classification of the Group’s insurance contracts. However, it establishes specific principles for the recognition and measurement of insurance contracts held by the Group.

The key principles of IFRS 17 consider that the Group:

-
Identifies insurance contracts as those under which the entity accepts significant insurance risk from another party (the policyholder) by agreeing to compensate the policyholder if a specified uncertain future event (the insured event) adversely affects the policyholder.
-
Recognizes and separates in insurance contracts investment components and goods or services components from insurance services and records them according to other standards.
-
Divides insurance contracts into groups that it recognizes and measures:
-
A risk-adjusted present value of the future cash flows (fulfillment cash flow, or “FCF”) that incorporates all available information about the fulfilment cash flows in a way that is consistent with observable market information.

Plus:

-
An amount representing the unearned profit in the group of contracts (the contractual service margin, or “CSM”).
-
Recognizes profit from a group of insurance contracts over each period the Group provides insurance contract services, as the Group is released from risk. If a group of contracts is expected to be onerous (i.e., loss-making) over the remaining coverage period, the Group recognizes the loss immediately.

b)
Changes in disclosures –

Following are the transition disclosures as well as qualitative and quantitative information on the valuation of the groups of insurance contracts, and assumptions and inputs used:

b.1) Transition methodology –

The Group decided to apply the transition methodology under Fair Value, which consists of obtaining the amount under which a liability portfolio could be transferred to a third party. This amount was compared with the balance of the estimate of technical provisions (Best Estimate Liability – “BEL”) and Risk Adjustment existing at the transition date, and the result was the CSM as of said date. Also, it was determined the future benefit provided by the insurance contracts (Contractual Service Margin – CSM), and will be decommitted to the statement of income to the extent that the Group renders its services to the insured. The CSM balance at the date of transition into IFRS 17 was applied retrospectively for the policies in force at said date.

(b.1.1) Calculation methodology

The calculation methodology that the Group has applied to determine the Fair Value amount of its portfolios in force as of the date of transition into IFRS 17 is the valuation technique of present value. In this sense, the following calculation components are taken into account:

- Estimation of the future cash flows for the asset or liability subject to valuation.

- Expectations of possible variations in the amount and the cash flows calendar that represent the uncertainty inherent to cash flows.

- Time value of money, represented by the interest rate on risk-free monetary assets that present maturity dates or lives that coincide with the periods covered by the cash flows and do not involve neither uncertainty regarding the calendar nor risk of default for the holder (i.e., risk-free interest rate).

- Price to bear the uncertainty inherent to cash flows (i.e., a risk premium).

- Other factors that market participants may take into account considering the circumstances.

- For a liability, the risk of default related to said liability, including the credit risk of the entity (i.e., the debtor).

Since the effective date of this standard, the Group has been refining the calculation methodology and making minor adjustments for better accuracy. In this sense, adjustments to the historical data have been made.

As a result of the first adoption of IFRS 17, the impact on the net equity of the Company as of January 1, 2022 (transition date), amounted to S/820,534,000, as shown below:

	IFRS 4	Reclassifications for first adoption of IFRS 17	Adjustments for first adoption of IFRS 17	IFRS 17
	Balance	Total	Total	Balance
	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and due from banks	17,104,465	—	—	17,104,465
Inter-bank funds	30,002	—	—	30,002
Financial investments	24,547,294	—	—	24,547,294
Loans, net of unearned interest	45,070,500	—	—	45,070,500
Impairment allowance for loans	(2,064,917)	—	—	(2,064,917)
Loans, net	43,005,583	—	—	43,005,583
Investment property	1,224,454	—	—	1,224,454
Property, furniture and equipment, net	815,118	—	—	815,118
Due from customers on acceptances	152,423	—	—	152,423
Intangibles and goodwill, net	1,044,749	—	—	1,044,749
Other accounts receivable and other assets, net	1,887,454	—	(52,971)	1,834,483
Insurance and reinsurance contract assets	—	—	52,978	52,978
Deferred Income Tax asset, net	142,367	—	—	142,367
Total assets	89,953,909	—	7	89,953,916
Liabilities
Deposits and obligations	48,897,944	—	—	48,897,944
Due to banks and correspondents	8,522,849	—	—	8,522,849
Bonds, notes and other obligations	8,389,672	—	—	8,389,672
Due from customers on acceptances	152,423	—	—	152,423
Insurance contract liabilities	11,958,058	9,359	820,541	12,787,958
Other accounts payable, provisions and other liabilities	2,477,601	(9,359)	—	2,468,242
Total liabilities	80,398,547	—	820,541	81,219,088
Equity, net
Equity attributable to IFS’s shareholders:
Capital stock	1,038,017	—	—	1,038,017
Treasury stock	(3,363)	—	—	(3,363)
Capital surplus	532,771	—	—	532,771
Reserves	5,200,000	—	—	5,200,000
Unrealized results, net	(168,300)	—	(134,177)	(302,477)
Retained earnings	2,904,912	—	(685,010)	2,219,902
	9,504,037	—	(819,187)	8,684,850
Non-controlling interest	51,325	—	(1,347)	49,978
Total equity, net	9,555,362	—	(820,534)	8,734,828
Total liabilities and equity, net	89,953,909	—	7	89,953,916

As a result of the first adoption of IFRS 17, the impact on the net equity of the Company as of December 31, 2022, amounted to S/619,724,000, as is made up as follows:

	IFRS 4	Reclassifications for first adoption of IFRS 17	Adjustments for first adoption of IFRS 17	IFRS 17
	Balance	Total	Total	Balance
	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and due from banks	13,193,411	—	—	13,193,411
Inter-bank funds	296,119	—	—	296,119
Financial investments	22,787,598	—	—	22,787,598
Loans, net of unearned interest	47,530,853	—	—	47,530,853
Impairment allowance for loans	(2,027,855)	—	—	(2,027,855)
Loans, net	45,502,998	—	—	45,502,998
Investment property	1,287,717	—	—	1,287,717
Property, furniture and equipment, net	791,432	—	—	791,432
Due from customers on acceptances	45,809	—	—	45,809
Intangibles and goodwill, net	1,633,202	—	—	1,633,202
Other accounts receivable and other assets, net	1,778,559	—	(34,596)	1,743,963
Insurance and reinsurance contract assets	—	—	30,577	30,577
Deferred Income Tax asset, net	165,787	—	—	165,787
Total assets	87,482,632	—	(4,019)	87,478,613
Liabilities
Deposits and obligations	48,530,708	—	—	48,530,708
Inter-bank funds	30,012	—	—	30,012
Due to banks and correspondents	7,100,646	—	—	7,100,646
Bonds, notes and other obligations	7,906,303	—	—	7,906,303
Due from customers on acceptances	45,809	—	—	45,809
Insurance contract liabilities	10,602,372	9,768	615,705	11,227,845
Other accounts payable, provisions and other liabilities	3,138,932	(9,768)	—	3,129,164
Deferred Income Tax liability, net	81,899	—	—	81,899
Total liabilities	77,436,681	—	615,705	78,052,386
Equity, net
Equity attributable to IFS’s shareholders:
Capital stock	1,038,017	—	—	1,038,017
Treasury stock	(3,363)	—	—	(3,363)
Capital surplus	532,771	—	—	532,771
Reserves	6,000,000	—	—	6,000,000
Unrealized results, net	(613,280)	—	58,859	(554,421)
Retained earnings	3,037,030	—	(677,566)	2,359,464
	9,991,175	—	(618,707)	9,372,468
Non-controlling interest	54,776	—	(1,017)	53,759
Total equity, net	10,045,951	—	(619,724)	9,426,227
Total liabilities and equity, net	87,482,632	—	(4,019)	87,478,613

The reconciliation between the book values according to IFRS 4 and the balances reported according to IFRS 17 is presented below, for the year ended December 31, 2022:

	IFRS 4	Adjustments for first adoption of IFRS 17	IFRS 17
	Balance	Total	Balance
	S/(000)	S/(000)	S/(000)
Interest and similar income	5,871,302	—	5,871,302
Interest and similar expenses	(1,662,098)	409	(1,661,689)
Net interest and similar income	4,209,204	409	4,209,613
Impairment loss on loans, net of recoveries	(830,551)	—	(830,551)
Recovery due to impairment of financial investments	(12,752)	—	(12,752)
Net interest and similar income after impairment loss	3,365,901	409	3,366,310
Fee income from financial services, net	1,137,386	—	1,137,386
Net gain on foreign exchange transactions	380,154	—	380,154
Net loss on sale of financial investments	(14,285)	—	(14,285)
Net loss on financial assets at fair value through profit or loss	(308,256)	—	(308,256)
Net gain on investment property	84,631	—	84,631
Other income	400,202	(21)	400,181
	1,679,832	(21)	1,679,811
Insurance premiums and claims
Net premiums earned	668,197	(668,197)	—
Net claims and benefits incurred for life insurance contracts and others	(859,991)	859,991	—
	(191,794)	191,794	—

Result from insurance activities, before expenses	—	(252,854)	(252,854)

Other expenses
Salaries and employee benefits	(852,050)	(18,430)	(870,480)
Administrative expenses	(1,179,788)	—	(1,179,788)
Depreciation and amortization	(336,226)	—	(336,226)
Other expenses	(315,845)	75,201	(240,644)
	(2,683,909)	56,771	(2,627,138)
Income before translation result and Income Tax	2,170,030	(3,901)	2,166,129
Exchange difference	(36,836)	11,358	(25,478)
Income Tax	(462,537)	—	(462,537)
Net profit for the year	1,670,657	7,457	1,678,114
Attributable to:
IFS’s shareholders	1,660,581	7,445	1,668,026
Non-controlling interest	10,076	12	10,088
	1,670,657	7,457	1,678,114
Earnings per share attributable to IFS’s shareholders, basic and diluted (stated in Soles)	14.388	—	14.452
Weighted average number of outstanding shares (in thousands)	115,418	—	115,418

4. Cash and due from banks and inter-bank funds

(a) The detail of cash and due from banks is as follows:

	31.12.2023	31.12.2022
	S/(000)	S/(000)
Cash and clearing (b)	2,248,845	2,865,251
Deposits in the BCRP (b)	5,215,762	6,918,526
Deposits in banks (c)	1,609,604	2,923,999
Accrued interest	23,809	17,391
	9,098,020	12,725,167
Restricted funds (d)	720,691	468,244
Total	9,818,711	13,193,411

Cash and cash equivalents presented in the consolidated statements of cash flows do not include the restricted funds and accrued interest.

(b) In accordance with rules in force, Interbank is required to maintain a legal reserve to honor its obligations with the public. This reserve is comprised of funds kept in Interbank and in the BCRP and is made up as follows:

	31.12.2023	31.12.2022
	S/(000)	S/(000)
Legal reserve (*)
Deposits in the BCRP	4,593,592	6,055,726
Cash in vaults	2,005,760	2,719,277
Subtotal legal reserve	6,599,352	8,775,003
Non-mandatory reserve
Overnight deposit in BCRP (**)	622,170	762,800
Cash and clearing	243,029	145,903
Term deposits in BCRP (***)	—	100,000
Subtotal non-mandatory reserve	865,199	1,008,703
Cash balances not subject to legal reserve	56	71
Total	7,464,607	9,783,777

(*) The legal reserve funds maintained in the BCRP are non-interest bearing, except for the part that exceeds the minimum reserve required that accrued interest at a nominal annual rate. According to the information note “Interest rate of the reserve funds in the Central Reserve Bank of Peru”, starting in February 2022, the rate used for the calculation of interest was the Secured Overnight Financing Rate (“SOFR”). As of December 31, 2023 and 2022, the excess in foreign currency accrued interest at an annual average rate of 4.86 and 3.79 percent, respectively. During 2023 and 2022, Interbank did not maintain excess reserves in national currency.

In Group Management’s opinion, Interbank has complied with the requirements established by the rules in force related to the computation of the legal reserve.

(**) As of December 31, 2023, corresponds to an overnight deposit in foreign currency for US$130,000,000 (approximately equivalent to S/482,170,000) and an overnight deposit in local currency for S/140,000,000 in the BCRP, with maturity in the first days of January 2024 and accrued interest at an annual interest rate of 5.33 and 4.0 percent, respectively (one overnight deposit in foreign currency for US$200,000,000, approximately equivalent to

S/762,800,000, in the BCRP, with maturity in the first days of January 2023 and accrued interest at an annual interest rate of 4.39 percent, as of December 31, 2022).

(***) As of December 31, 2022, corresponded to a term deposit in local currency that Interbank maintained in the BCRP, matured in the first days of January 2023, and accrued interest at an annual interest rate of 7.50 percent.

(c) Deposits in domestic banks and abroad are mainly in Soles and US Dollars, they are freely available and accrue interest at market rates.

(d) The Group maintains restricted funds related to:

	31.12.2023	31.12.2022
	S/(000)	S/(000)
Inter-bank transfers (*)	694,118	431,052
Derivative financial instruments, Note 8(b)	24,725	34,784
Others	1,848	2,408
Total	720,691	468,244

(*) Funds held at BCRP to guarantee transfers made through the Electronic Clearing House ("CCE", by its Spanish acronym).

(e) Inter-bank funds

These are loans made between financial institutions with maturity, in general, minor than 30 days and do not have specific guarantees. As of December 31, 2023, Inter-bank funds assets and liabilities accrue interest at an annual rate of 6.75 percent in local currency and 5.5 percent in foreign currency (annual rate of 7.50 percent in local currency for Inter-bank funds assets and liabilities, as of December 31, 2022).

5. Financial investments

(a) This caption is made up as follows, as of December 31, 2023 and 2022:

	31.12.2023	31.12.2022
	S/(000)	S/(000)
Financial investments
Debt instruments measured at fair value through other comprehensive income (b) and (c)	20,912,184	16,716,517
Investments at amortized cost (d)	3,383,014	3,231,139
Investments at fair value through profit or loss (e)	1,556,540	1,932,993
Equity instruments measured at fair value through other comprehensive income (f)	444,878	512,884
Total	26,296,616	22,393,533
Accrued income
Debt instruments measured at fair value through other comprehensive income (b)	334,385	322,425
Investments at amortized cost (d)	90,990	71,640
Total	26,721,991	22,787,598

(b) Following is the detail of debt instruments measured at fair value through other comprehensive income:

		Unrealized gross amount				Annual effective interest rates
	Amortized			Estimated		S/		US$
	cost	Gains	Losses (c)	fair value	Maturity	Min	Max	Min	Max
	S/(000)	S/(000)	S/(000)	S/(000)		%	%	%	%
As of December 31, 2023
Corporate, leasing and subordinated bonds (*)	9,443,384	83,511	(865,654)	8,661,241	Jan-24 / Feb-97	2.22	14.52	4.00	18.00
Sovereign Bonds of the Republic of Peru	8,320,671	13,599	(558,282)	7,775,988	Aug-24 / Feb-55	0.95	6.82	—	—
Negotiable Certificates of Deposit issued by the Central Reserve Bank of Peru	3,445,361	3,638	(15)	3,448,984	Jan-24 / Sep-24	5.60	6.66	—	—
Global Bonds of the Republic of Peru	498,897	—	(35,564)	463,333	Jul-25 / Dec-32	—	—	4.76	5.23
Bonds guaranteed by the Peruvian Government	475,542	7,810	(9,722)	473,630	Oct-24 / Oct-33	2.81	4.65	7.39	7.92
Sovereign Bonds of the United States of America	76,556	26	(3,252)	73,330	Jan-24 / Feb-32	—	—	3.87	5.00
Global Bonds of the Republic of Mexico	17,769	—	(2,091)	15,678	Feb-34	—	—	5.51	5.51
Total	22,278,180	108,584	(1,474,580)	20,912,184
Accrued interest				334,385
Total				21,246,569

		Unrealized gross amount				Annual effective interest rates
	Amortized			Estimated		S/		US$
	cost	Gains	Losses (c)	fair value	Maturity	Min	Max	Min	Max
	S/(000)	S/(000)	S/(000)	S/(000)		%	%	%	%
As of December 31, 2022
Corporate, leasing and subordinated bonds (*)	8,707,969	9,477	(1,143,244)	7,574,202	Jan-23 / Feb-97	1.60	13.26	5.10	13.14
Sovereign Bonds of the Republic of Peru	7,878,445	590	(1,270,254)	6,608,781	Sep-23 / Feb-55	1.89	8.14	—	—
Variable interest Certificates of Deposit issued by the Central Reserve Bank of Peru	1,434,752	89	(5)	1,434,836	Jan-23 / Mar-23	7.29	7.46	—	—
Bonds guaranteed by the Peruvian Government	512,316	1,698	(26,286)	487,728	Oct-24 / Oct-33	3.48	6.01	6.86	8.25
Global Bonds of the Republic of Peru	508,813	—	(55,527)	453,286	Jul-25 / Dec-32	—	—	5.18	5.60
Global Bonds of the Republic of Colombia	82,836	—	(2,026)	80,810	Mar-23 / Feb-24	—	—	6.07	6.23
Negotiable Certificates of Deposit issued by the Central Reserve Bank of Peru	44,234	—	(366)	43,868	Mar-23	2.28	2.28	—	—
Other	39,627	—	(6,621)	33,006	Nov-31 / Feb-34	—	—	3.85	6.06
Total	19,208,992	11,854	(2,504,329)	16,716,517
Accrued interest				322,425
Total				17,038,942

(*) As of December 31, 2023 and 2022, Inteligo holds corporate bonds from several entities for approximately S/101,215,000 and S/116,603,000, respectively, which guarantee loans with Bank J. Safra Sarasin, see Note 11(a).

(c) The Group, according to the business model applied to these debt instruments, has the capacity to hold these investments for a sufficient period that allows the early recovery of the fair value, up to the maximum period for the early recovery or the due date.

Following is the movement of the provision for expected credit loss for these debt instruments, measured at fair value through other comprehensive income:

	31.12.2023	31.12.2022
	S/(000)	S/(000)
Expected credit loss at the beginning of the period	53,974	41,108
New assets originated or purchased	1,689	3,132
Assets derecognized or matured	(993)	(462)
Effect on the expected credit loss due to the change of stage during the year	3,770	15,548
Loss (reversal) for impairment	9,440	(3,651)
Others	(6,503)	(1,817)
Period movement	7,403	12,750
Effect of foreign exchange variation	(331)	116
Expected credit loss at the end of the period	61,046	53,974

(d) As of December 31, 2023, investments at amortized cost corresponds to Sovereign Bonds of the Republic of Peru issued in Soles, for an amount of S/3,393,962,000 and term deposits issued mainly in Soles, for an amount of S/80,042,000, including accrued interest (as of December 31, 2022 corresponds to sovereign bonds of the Republic of Peru issued in Soles, for an amount of S/3,302,779,000).

As of December 31, 2023, the sovereign bonds of the Republic of Peru and time deposits have maturity dates that range from March 2024 to August 2037, have accrued interest at effective annual rates ranging from 3.10 percent and 8.80 percent, and estimated fair value amounting to approximately S/3,357,715,000 (as of December 31, 2022, their maturity dates ranged from September 2023 to August 2037, accrued interest at effective annual rates between 4.29 percent and 6.64 percent, and its estimated fair value amounted to approximately S/2,949,507,000).

As of December 31, 2023 and 2022, Interbank keeps loans with the BCRP and with foreign banks that are guaranteed with these sovereign bonds, classified as restricted, for approximately S/2,504,840,000 and S/2,310,536,000, respectively; see Note 11(a).

(e) The composition of financial instruments at fair value through profit or loss is as follows:

	31.12.2023	31.12.2022
	S/(000)	S/(000)
Equity instruments
Local and foreign mutual funds and investment funds participations	1,169,491	1,517,075
Listed shares	253,203	315,820
Non-listed shares	122,482	74,430
Debt instruments
Indexed Certificates of Deposit	6,075	—
Corporate, leasing and subordinated bonds	5,289	25,668
Total	1,556,540	1,932,993

As of December 31, 2023 and 2022, investments at fair value through profit or loss include investments held for trading for approximately S/194,033,000 and S/209,549,000, respectively; and those assets that are necessarily measured at fair value through profit or loss for approximately S/1,362,507,000 and S/1,723,444,000, respectively.

(f) As of December 31, 2023 and 2022, the composition of equity instruments measured at fair value through other comprehensive income is as follow:

	31.12.2023	31.12.2022
	S/(000)	S/(000)
Listed shares (g)	407,636	474,588
Non-listed shares	37,242	38,296
Total	444,878	512,884

As of December 31, 2023 and 2022, it corresponds mainly to investments in shares in the biological sciences, distribution of machinery, energy, telecommunications, financial and massive consumption sectors that are listed on the domestic and foreign markets.

(g) Below are the debt instruments measured at fair value through other comprehensive income and at amortized cost according to the stages indicated by IFRS 9 as of December 31, 2023 and 2022:

	31.12.2023
Debt instruments measured at fair value through other comprehensive income and at amortized cost	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Sovereign Bonds of the Republic of Peru	11,083,297	—	—	11,083,297
Corporate, leasing and subordinated bonds	7,909,368	750,175	1,698	8,661,241
Negotiable Certificates of Deposit issued by the BCRP	3,448,984	—	—	3,448,984
Bonds guaranteed by the Peruvian government	473,630	—	—	473,630
Global Bonds of the Republic of Peru	463,333	—	—	463,333
Treasury Bonds of the United States of America	73,330	—	—	73,330
Others	91,383	—	—	91,383
Total	23,543,325	750,175	1,698	24,295,198

	31.12.2022
Debt instruments measured at fair value through other comprehensive income and at amortized cost	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Sovereign Bonds of the Republic of Peru	9,839,920	—	—	9,839,920
Corporate, leasing and subordinated bonds	6,709,273	864,511	418	7,574,202
Variable interest Certificates of Deposit issued by the BCRP	1,434,836	—	—	1,434,836
Bonds guaranteed by the Peruvian government	487,728	—	—	487,728
Global Bonds of the Republic of Peru	453,286	—	—	453,286
Global Bonds of the Republic of Colombia	—	80,810	—	80,810
Negotiable Certificates of Deposit issued by the BCRP	43,868	—	—	43,868
Others	33,006	—	—	33,006
Total	19,001,917	945,321	418	19,947,656

6. Loans, net

(a) This caption is made up as follows:

	31.12.2023	31.12.2022
	S/(000)	S/(000)
Direct loans
Loans (*)	35,789,130	35,977,734
Credit cards and other loans (**)	6,023,769	6,239,314
Discounted notes	1,567,411	894,588
Leasing	1,495,290	1,174,542
Factoring	1,244,795	1,011,496
Advances and overdrafts	14,617	38,763
Refinanced loans	461,995	322,941
Past due and under legal collection loans	1,652,151	1,365,972
	48,249,158	47,025,350
Plus (minus)
Accrued interest from performing loans	657,355	527,615
Unearned interest and interest collected in advance	(36,706)	(22,112)
Impairment allowance for loans (d)	(2,349,425)	(2,027,855)
Total direct loans, net	46,520,382	45,502,998
Indirect loans	4,743,480	4,487,347

(*) As of December 31, 2023 and 2022, Interbank maintains repo operations of loans represented in securities according to the BCRP’s definition. In consequence, loans provided as guarantee amount to S/540,158,000 and S/1,909,375,000, respectively, and the related liability is presented in the caption “Due to banks and correspondents” of the interim consolidated statement of financial position; see Note 11(b).

(**) As of December 31, 2023 and 2022, it includes non-revolving consumer loans related to credit card lines for approximately S/3,149,149,000 and S/3,225,874,000, respectively.

(b) The classification of the direct loan portfolio is as follows:

	31.12.2023	31.12.2022
	S/(000)	S/(000)
Commercial loans (c.1)	21,155,476	21,412,126
Consumer loans (c.1)	16,325,460	14,967,799
Mortgage loans (c.1)	9,834,398	9,286,944
Small and micro-business loans (c.1)	933,824	1,358,481
Total	48,249,158	47,025,350

Following is the balance of loans under the “Reactiva Peru” program as of December 31, 2023 and 2022:

	31.12.2023	31.12.2022
	S/(000)	S/(000)
Commercial loans	563,184	1,704,203
Small and micro-business loans	239,425	595,744
Total	802,609	2,299,947

For purposes of estimating the impairment loss in accordance with IFRS 9, the Group's loans are segmented into groups with similar risk characteristics. In this sense, the Group determined 3 types of portfolio: Retail Banking (consumer and mortgage loans), Commercial Banking (commercial loans) and Small Business Banking (loans to small and micro-business).

(c) The following table shows the credit quality and maximum exposure to credit risk based on the Group's internal credit rating as of December 31, 2023 and 2022. The amounts presented do not consider impairment.

	31.12.2023				31.12.2022
Direct loans, (c.1)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	35,098,364	1,068,674	—	36,167,038	35,613,991	1,111,421	—	36,725,412
Standard grade	2,832,251	1,510,897	—	4,343,148	4,282,904	835,217	—	5,118,121
Sub-standard grade	1,367,503	1,450,751	—	2,818,254	776,603	940,391	—	1,716,994
Past due but not impaired	1,949,892	1,460,138	—	3,410,030	1,124,557	1,150,139	—	2,274,696
Impaired
Individually	—	—	36,257	36,257	—	—	45,907	45,907
Collectively	—	—	1,474,431	1,474,431	—	—	1,144,220	1,144,220
Total direct loans	41,248,010	5,490,460	1,510,688	48,249,158	41,798,055	4,037,168	1,190,127	47,025,350

	31.12.2023				31.12.2022
Contingent Credits: Guarantees and stand by letters, import and export letters of credit (substantially, all indirect loans correspond to commercial loans)	Stage 1 S/(000)	Stage 2 S/(000)	Stage 3 S/(000)	Total S/(000)	Stage 1 S/(000)	Stage 2 S/(000)	Stage 3 S/(000)	Total S/(000)
Not impaired
High grade	3,988,999	457,518	—	4,446,517	3,945,307	402,336	—	4,347,643
Standard grade	32,433	214,806	—	247,239	12,083	39,541	—	51,624
Sub-standard grade	2,823	31,101	—	33,924	2,051	59,953	—	62,004
Past due but not impaired	—	—	—	—	—	—	—	—
Impaired	—	—	—
Individually	—	—	6,181	6,181	—	—	9,330	9,330
Collectively	—	—	9,619	9,619	—	—	16,746	16,746
Total indirect loans	4,024,255	703,425	15,800	4,743,480	3,959,441	501,830	26,076	4,487,347

(c.1) The following tables show the credit quality and maximum exposure to credit risk for each classification of the direct loans:

	31.12.2023				31.12.2022
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Commercial loans	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	14,979,356	855,890	—	15,835,246	16,213,146	914,480	—	17,127,626
Standard grade	1,347,961	1,013,803	—	2,361,764	1,991,637	230,180	—	2,221,817
Sub-standard grade	450,577	314,063	—	764,640	380,679	171,648	—	552,327
Past due but not impaired	1,431,064	364,603	—	1,795,667	704,067	398,185	—	1,102,252
Impaired
Individually	—	—	36,257	36,257	—	—	45,907	45,907
Collectively	—	—	361,902	361,902	—	—	362,197	362,197
Total direct loans	18,208,958	2,548,359	398,159	21,155,476	19,289,529	1,714,493	408,104	21,412,126

	31.12.2023				31.12.2022
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Consumer loans	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	11,475,514	199,501	—	11,675,015	11,331,807	181,066	—	11,512,873
Standard grade	945,060	452,811	—	1,397,871	1,139,837	579,625	—	1,719,462
Sub-standard grade	717,526	755,121	—	1,472,647	60,415	542,841	—	603,256
Past due but not impaired	217,712	829,119	—	1,046,831	153,865	526,042	—	679,907
Impaired
Individually	—	—	—	—	—	—	—	—
Collectively	—	—	733,096	733,096	—	—	452,301	452,301
Total direct loans	13,355,812	2,236,552	733,096	16,325,460	12,685,924	1,829,574	452,301	14,967,799

	31.12.2023				31.12.2022
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Mortgage loans	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	8,093,031	13,283	—	8,106,314	7,490,495	1,033	—	7,491,528
Standard grade	433,968	17,124	—	451,092	667,599	15,411	—	683,010
Sub-standard grade	193,340	348,274	—	541,614	334,967	200,226	—	535,193
Past due but not impaired	261,100	200,873	—	461,973	205,728	132,958	—	338,686
Impaired
Individually	—	—	—	—	—	—	—	—
Collectively	—	—	273,405	273,405	—	—	238,527	238,527
Total direct loans	8,981,439	579,554	273,405	9,834,398	8,698,789	349,628	238,527	9,286,944

	31.12.2023				31.12.2022
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Small and micro-business loans	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	550,463	—	—	550,463	578,543	14,842	—	593,385
Standard grade	105,262	27,159	—	132,421	483,831	10,001	—	493,832
Sub-standard grade	6,060	33,293	—	39,353	542	25,676	—	26,218
Past due but not impaired	40,016	65,543	—	105,559	60,897	92,954	—	153,851
Impaired
Individually	—	—	—	—	—	—	—	—
Collectively	—	—	106,028	106,028	—	—	91,195	91,195
Total direct loans	701,801	125,995	106,028	933,824	1,123,813	143,473	91,195	1,358,481

(d) The balances of the direct and indirect loan portfolio and the movement of the respective allowance for expected credit loss, calculated according to IFRS 9, is as follows:

(d.1) Direct loans

	31.12.2023				31.12.2022
Changes in the allowance for expected credit losses for direct loans, see (d.1.1)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year balances	608,558	737,286	682,011	2,027,855	956,456	404,881	703,580	2,064,917
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	624,484	—	—	624,484	503,454	—	—	503,454
Assets matured or derecognized (excluding write-offs)	(147,086)	(66,329)	(25,445)	(238,860)	(173,872)	(237,110)	(302,861)	(713,843)
Transfers to Stage 1	106,745	(104,939)	(1,806)	—	166,755	(163,090)	(3,665)	—
Transfers to Stage 2	(327,728)	339,051	(11,323)	—	(259,226)	268,700	(9,474)	—
Transfers to Stage 3	(163,156)	(269,881)	433,037	—	(74,178)	(88,551)	162,729	—
Impact on the expected credit loss for credits that change stage in the period (*)	(90,594)	259,309	1,407,191	1,575,906	(129,388)	176,416	340,244	387,272
Others (**)	(65,775)	(60,358)	163,834	37,701	(382,355)	375,448	666,581	659,674
Total	(63,110)	96,853	1,965,488	1,999,231	(348,810)	331,813	853,554	836,557
Write-offs	—	—	(1,813,670)	(1,813,670)	—	—	(1,021,539)	(1,021,539)
Recovery of written–off loans	—	—	138,886	138,886	—	—	155,070	155,070
Foreign exchange effect	(206)	(227)	(2,444)	(2,877)	912	592	(8,654)	(7,150)
Expected credit loss at the end of period	545,242	833,912	970,271	2,349,425	608,558	737,286	682,011	2,027,855

(*) During 2023 and 2022, the Group applied its expert judgement with the purpose of reflecting the effects of the political and economic uncertainty that were not considered in the forward-looking model, therefore a higher expected loss was recorded.

(**) Corresponds mainly to: (i) the variation between the amortized cost of the loan at the beginning and the end of the period (variation in the provision recorded for partial amortizations that did not represent a reduction or derecognized of the loan), (ii) variations in credit risk that did not generate transfers to other stages; and (iii) the execution of contingent loans (conversion of indirect debt into direct debt).

(d.1.1) The following tables show the movement of the allowance for expected credit losses for each classification of the direct loan portfolio:

	31.12.2023				31.12.2022
Commercial loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year	45,474	47,311	154,299	247,084	100,874	60,100	182,467	343,441
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	47,129	—	—	47,129	33,506	—	—	33,506
Assets derecognized or matured (excluding write-offs)	(26,668)	(10,113)	(2,924)	(39,705)	(18,984)	(37,865)	(92,529)	(149,378)
Transfers to Stage 1	2,920	(2,687)	(233)	—	41,140	(40,152)	(988)	—
Transfers to Stage 2	(27,598)	30,826	(3,228)	—	(15,952)	16,311	(359)	—
Transfers to Stage 3	(10,620)	(16,046)	26,666	—	(6,603)	(48,516)	55,119	—
Impact on the expected credit loss for credits that change stage in the period (*)	(1,988)	7,333	40,748	46,093	(31,403)	4,752	16,864	(9,787)
Others (**)	23,154	8,006	6,579	37,739	(57,822)	91,880	63,218	97,276
Total	6,329	17,319	67,608	91,256	(56,118)	(13,590)	41,325	(28,383)
Write-offs	—	—	(62,960)	(62,960)	—	—	(68,362)	(68,362)
Recovery of written–off loans	—	—	5,189	5,189	—	—	5,942	5,942
Foreign exchange effect	(192)	(160)	(1,751)	(2,103)	718	801	(7,073)	(5,554)
Expected credit loss at the end of period	51,611	64,470	162,385	278,466	45,474	47,311	154,299	247,084

(*) During 2023 and 2022, the Group applied its expert judgement with the purpose of reflecting the effects of the political and economic uncertainty that were not considered in the forward-looking model, therefore a higher expected loss was recorded.

(**) Corresponds mainly to: (i) the variation between the amortized cost of the loan at the beginning and the end of the period (variation in the provision recorded for partial amortizations that did not represent a reduction or derecognized of the loan), (ii) variations in credit risk that did not generate transfers to other stages; and (iii) the execution of contingent loans (conversion of indirect debt into direct debt).

	31.12.2023				31.12.2022
Consumer loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year	534,005	657,474	430,902	1,622,381	802,421	263,219	336,041	1,401,681
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	552,847	—	—	552,847	438,109	—	—	438,109
Assets derecognized or matured (excluding write-offs)	(98,984)	(54,036)	(10,863)	(163,883)	(141,201)	(144,553)	(100,740)	(386,494)
Transfers to Stage 1	95,173	(93,918)	(1,255)	—	44,453	(43,487)	(966)	—
Transfers to Stage 2	(282,373)	287,164	(4,791)	—	(229,316)	234,062	(4,746)	—
Transfers to Stage 3	(135,476)	(231,432)	366,908	—	(59,129)	(13,433)	72,562	—
Impact on the expected credit loss for loans that change stage in the period (*)	(81,051)	221,421	1,263,515	1,403,885	(35,112)	163,681	293,678	422,247
Others (**)	(117,534)	(73,259)	162,060	(28,733)	(286,212)	198,393	580,849	493,030
Total	(67,398)	55,940	1,775,574	1,764,116	(268,408)	394,663	840,637	966,892
Write-offs	—	—	(1,647,576)	(1,647,576)	—	—	(886,200)	(886,200)
Recovery of written–off loans	—	—	123,679	123,679	—	—	140,438	140,438
Foreign exchange effect	(1)	(53)	(162)	(216)	(8)	(408)	(14)	(430)
Expected credit loss at the end of period	466,606	713,361	682,417	1,862,384	534,005	657,474	430,902	1,622,381

(*) During 2023 and 2022, the Group applied its expert judgement with the purpose of reflecting the effects of the political and economic uncertainty that were not considered in the forward-looking model, therefore a higher expected loss was recorded.

(**) Corresponds mainly to: (i) the variation between the amortized cost of the loan at the beginning and the end of the period (variation in the provision recorded for partial amortizations that did not represent a reduction or derecognized of the loan), (ii) variations in credit risk that did not generate transfers to other stages; and (iii) the execution of contingent loans (conversion of indirect debt into direct debt).

	31.12.2023				31.12.2022
Mortgage loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year	4,236	12,285	45,101	61,622	12,669	42,681	99,850	155,200
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	3,949	—	—	3,949	1,473	—	—	1,473
Assets derecognized or matured (excluding write-offs)	(181)	(833)	(10,625)	(11,639)	(435)	(763)	(10,957)	(12,155)
Transfers to Stage 1	6,414	(6,414)	—	—	6,103	(6,103)	—	—
Transfers to Stage 2	(2,052)	5,115	(3,063)	—	(778)	4,871	(4,093)	—
Transfers to Stage 3	(1,915)	(2,423)	4,338	—	(467)	(1,254)	1,721	—
Impact on the expected credit loss for credits that change stage in the period (*)	(5,956)	15,996	20,982	31,022	(5,871)	4,342	11,518	9,989
Others (**)	2,312	2,040	2,018	6,370	(8,663)	(31,688)	(49,097)	(89,448)
Total	2,571	13,481	13,650	29,702	(8,638)	(30,595)	(50,908)	(90,141)
Write-offs	—	—	(3,580)	(3,580)	—	—	(2,267)	(2,267)
Recovery of written–off loans	—	—	—	—	—	—	—	—
Foreign exchange effect	(13)	(13)	(520)	(546)	205	199	(1,574)	(1,170)
Expected credit loss at the end of period	6,794	25,753	54,651	87,198	4,236	12,285	45,101	61,622

(*) During 2023 and 2022, the Group applied its expert judgement with the purpose of reflecting the effects of the political and economic uncertainty that were not considered in the forward-looking model, therefore a higher expected loss was recorded.

(**) Corresponds mainly to: (i) the variation between the amortized cost of the loan at the beginning and the end of the period (variation in the provision recorded for partial amortizations that did not represent a reduction or derecognized of the loan), (ii) variations in credit risk that did not generate transfers to other stages; and (iii) the execution of contingent loans (conversion of indirect debt into direct debt).

	31.12.2023				31.12.2022
Small and micro-business loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year	24,843	20,216	51,709	96,768	40,492	38,881	85,222	164,595
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	20,559	—	—	20,559	30,366	—	—	30,366
Assets derecognized or matured (excluding write-offs)	(21,253)	(1,347)	(1,033)	(23,633)	(13,252)	(53,929)	(98,635)	(165,816)
Transfers to Stage 1	2,238	(1,920)	(318)	—	75,059	(73,348)	(1,711)	—
Transfers to Stage 2	(15,705)	15,946	(241)	—	(13,180)	13,456	(276)	—
Transfers to Stage 3	(15,145)	(19,980)	35,125	—	(7,979)	(25,348)	33,327	—
Impact on the expected credit loss for loans that change stage in the period (*)	(1,599)	14,559	81,946	94,906	(57,002)	3,641	18,184	(35,177)
Others (**)	26,293	2,855	(6,823)	22,325	(29,658)	116,863	71,611	158,816
Total	(4,612)	10,113	108,656	114,157	(15,646)	(18,665)	22,500	(11,811)
Write-offs	—	—	(99,554)	(99,554)	—	—	(64,710)	(64,710)
Recovery of written–off loans	—	—	10,018	10,018	—	—	8,690	8,690
Foreign exchange effect	—	(1)	(11)	(12)	(3)	—	7	4
Expected credit loss at the end of period	20,231	30,328	70,818	121,377	24,843	20,216	51,709	96,768

(*) During 2023 and 2022, the Group applied its expert judgement with the purpose of reflecting the effects of the political and economic uncertainty that were not considered in the forward-looking model, therefore a higher expected loss was recorded.

(**) Corresponds mainly to: (i) the variation between the amortized cost of the loan at the beginning and the end of the period (variation in the provision recorded for partial amortizations that did not represent a reduction or derecognized of the loan), (ii) variations in credit risk that did not generate transfers to other stages; and (iii) the execution of contingent loans (conversion of indirect debt into direct debt).

(d.2) Indirect loans (substantially, all indirect loans correspond to commercial loans)

	31.12.2023				31.12.2022
Changes in the allowance for expected credit losses for indirect loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year balances	8,354	18,205	8,936	35,495	8,594	18,492	13,243	40,329
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	4,770	—	—	4,770	5,615	—	—	5,615
Assets derecognized or matured	(1,988)	(4,205)	(631)	(6,824)	(4,838)	(2,016)	(6,241)	(13,095)
Transfers to Stage 1	180	(180)	—	—	109	(109)	—	—
Transfers to Stage 2	(1,986)	3,626	(1,640)	—	(854)	854	—	—
Transfers to Stage 3	(1)	(50)	51	—	(57)	(171)	228	—
Impact on the expected credit loss for credits that change stage in the period (*)	(57)	(837)	684	(210)	(47)	585	623	1,161
Others (**)	(2,521)	(12,600)	(28)	(15,149)	(274)	(467)	1,054	313
Total	(1,603)	(14,246)	(1,564)	(17,413)	(346)	(1,324)	(4,336)	(6,006)
Foreign exchange effect	(127)	(20)	(3)	(150)	106	1,037	29	1,172
Expected credit loss at the end of period, Note 8(a)	6,624	3,939	7,369	17,932	8,354	18,205	8,936	35,495

(*) During 2023 and 2022, the Group applied its expert judgement with the purpose of reflecting the effects of the political and economic uncertainty that were not considered in the forward-looking model, therefore a higher expected loss was recorded.

(**) Corresponds mainly to: (i) the variation between the amortized cost of the loan at the beginning and the end of the period (variation in the provision recorded for partial amortizations that did not represent a reduction or derecognized of the loan), (ii) variations in credit risk that did not generate transfers to other stages; and (iii) the execution of contingent loans (conversion of indirect debt into direct debt).

7. Investment property

(a) This caption is made up as follows:

	31.12.2023	31.12.2022	Acquisition or construction year	Valuation methodology as of December 31, 2023 and 2022
	S/(000)	S/(000)
Land
San Isidro – Lima	269,194	264,868	2009	Appraisal
San Martín de Porres – Lima	77,970	88,182	2015	Appraisal
Nuevo Chimbote	34,724	33,747	2021	Appraisal
Santa Clara – Lima	27,229	26,352	2017	Appraisal
Sullana	23,751	22,689	2012	Appraisal
Others	8,987	8,716	-	Appraisal/Cost
	441,855	444,554
Completed investment property - “Real Plaza” shopping malls
Talara	28,991	43,728	2015	DCF
	28,991	43,728
Buildings
Ate Vitarte – Lima	160,208	149,720	2006	DCF/Appraisal
Piura	131,144	123,508	2008/2020	DCF/Appraisal
Orquídeas - San Isidro – Lima	128,593	138,643	2017	DCF
Chorrillos – Lima	94,184	81,516	2017	DCF
Paseo del Bosque	87,168	96,194	2021	DCF
Chimbote	47,054	45,069	2015	DCF
Maestro-Huancayo	34,978	32,342	2017	DCF
Cusco	28,167	27,513	2017	DCF
Panorama – Lima	22,136	20,669	2016	DCF
Trujillo	16,225	15,815	2016	DCF
Cercado de Lima – Lima	15,908	14,543	2017	DCF
Pardo y Aliaga – Lima	14,790	16,755	2008	DCF
Others	47,491	37,148	-	DCF
	828,046	799,435

Total	1,298,892	1,287,717

DCF: Discounted cash flow

i) As of December 31, 2023 and 2022, there are no liens on investment property.

(b) Below is the composition of the net result on investment properties as of December 31, 2023 and 2022:

	31.12.2023	31.12.2022
	S/(000)	S/(000)
Income from rental of investment property	65,961	65,485
Gain on valuation of investment property	7,111	19,146
Net result	73,072	84,631

(c) The annual movement of investment property for the years ended December 31, 2023 and 2022, is as follows:

	31.12.2023	31.12.2022
	S/(000)	S/(000)
Beginning of period balances	1,287,717	1,224,454
Additions	16,902	34,760
Gain on valuation	7,111	19,146
Transfers, net	(12,838)	9,357
Balances as of December 31, 2023	1,298,892	1,287,717

8. Other accounts receivable and other assets, net, and other accounts payable, provisions and other liabilities

(a) These captions are comprised of the following:

		Restated
	31.12.2023	31.12.2022
	S/(000)	S/(000)
Other accounts receivable and other assets
Financial instruments
Other accounts receivable, net	730,150	633,926
POS Commission accounts receivable	415,820	110,906
Accounts receivable related to derivative financial instruments (b)	158,101	515,800
Operations in process	83,640	112,195
Accounts receivable from sale of investments	63,466	37,987
Others	15,640	24,753
	1,466,817	1,435,567
Non-financial instruments
Payments in advance of Income Tax	360,012	26,759
Deferred charges	101,551	92,865
Deffered cost of POS affiliation and registration	92,511	95,265
Tax credit for General Sales Tax - IGV	32,482	17,623
Realizable assets, received as payment and seized through legal actions	28,933	27,266
Investments in associates	22,548	22,728
POS equipment supplies (*)	14,854	18,698
Others	5,440	7,192
	658,331	308,396
Total	2,125,148	1,743,963

		Restated
	31.12.2023	31.12.2022
	S/(000)	S/(000)
Other accounts payable, provisions and other liabilities
Financial instruments
Contract liability with investment component	883,268	873,500
Other accounts payable	855,067	726,983
Third party compensation (**)	763,039	386,136
Operations in process	226,428	184,584
Accounts payable related to derivative financial instruments (b)	145,395	297,038
Accounts payable for acquisitions of investments	106,955	53,905
Workers’ profit sharing and salaries payable	105,734	154,460
Lease liabilities	90,513	112,581
Allowance for indirect loan losses, Note 6(d.2)	17,932	35,495
Accounts payable to reinsurers and coinsurers	7,260	5,648
	3,201,591	2,830,330
Non-financial instruments
Taxes payable	80,331	138,819
Provision for other contingencies	70,671	79,304
Registration for use of POS	21,962	17,029
Deferred income (***)	23,490	57,001
Others	9,315	6,681
	205,769	298,834
Total	3,407,360	3,129,164

(*) Corresponds to the Points of Sale (“POS”) required for the rendering of the service. Their supplies are recorded at cost.

(**) Corresponds mainly to outstanding balances payable to affiliated businesses, for the consumptions made by the cards users, net of the respective fee charged by Izipay, which are mainly settled the day after the transaction.

(***) Corresponds mainly to deferred fees for indirect loans (mainly guarantee letters) and transactions recorded by Izipay, related to accrual of installments with affiliated businesses.

(b) Below is the fair value of derivative financial instruments, recorded as assets or liabilities, including their notional amounts as of December 31, 2023 and 2022:

	Assets	Liabilities	Notional amount	Effective part recognized in other comprehensive income during the period	Maturity	Hedged instruments	Caption of the consolidated statement of financial position where the hedged item has been recognized
As of December 31, 2023	S/(000)	S/(000)	S/(000)	S/(000)
Derivatives held for trading (*) -
Forward exchange contracts	36,595	29,517	4,875,692	—	Between January 2024 and December 2025	-	-
Interest rate swaps	40,350	25,196	1,530,493	—	Between March 2024 and June 2036	-	-
Currency swaps	20,982	44,897	1,370,799	—	Between January 2024 and April 2028	-	-
Options	1,172	1,174	279,047	—	Between January 2024 and December 2024	-	-
	99,099	100,784	8,056,031	—
Derivatives held as hedges - Cash flow hedges:
Cross currency swaps (CCS)	56,044	—	556,950	(3,309)	October 2027	Senior bond	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	—	6,708	111,270	(578)	August 2024	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	—	9,442	111,270	(277)	October 2024	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	—	5,245	74,260	(2,401)	October 2027	Senior bond	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	—	5,041	74,260	(1,923)	October 2027	Senior bond	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	—	811	74,180	(619)	February 2025	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	—	3,020	241,085	(1,374)	January 2025 and June 2025	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	—	3,138	37,090	(88)	November 2024	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	2,958	7,383	1,112,700	(10,199)	October 2026	Corporate bonds	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	—	3,823	185,450	(1,234)	May 2025	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	—	—	—	(669)	-	Corporate bonds	Bonds, notes and obligations outstanding
	59,002	44,611	2,578,515	(22,671)
	158,101	145,395	10,634,546	(22,671)

	Assets	Liabilities	Notional amount	Effective part recognized in other comprehensive income during the year	Maturity	Hedged instruments	Caption of the consolidated statement of financial position where the hedged item has been recognized
As of December 31, 2022	S/(000)	S/(000)	S/(000)	S/(000)
Derivatives held for trading -
Forward exchange contracts	58,201	27,556	6,328,060	—	Between January 2023 and December 2023	-	-
Currency swaps	77,045	141,823	2,672,533	—	Between January 2023 and March 2029	-	-
Interest rate swaps	67,737	38,551	2,424,566	—	Between January 2023 and June 2036	-	-
Cross currency swaps	—	75,489	224,485	—	January 2023	-	-
Options	99	463	80,151	—	Between January 2023 and December 2023	-	-
	203,082	283,882	11,729,795	—
Derivatives held as hedges - Cash flow hedges:
Cross currency swaps (CCS)	237,438	—	1,681,974	(20,199)	January 2023	Corporate bonds	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	75,280	—	573,000	(33,565)	October 2027	Senior bond	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	—	3,916	114,420	360	August 2024	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	—	6,295	114,420	(355)	October 2024	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	—	931	57,210	(225)	January 2025	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	—	2,014	38,140	(156)	November 2024	Due to banks	Due to banks and correspondents
	312,718	13,156	2,579,164	(54,140)
	515,800	297,038	14,308,959	(54,140)

(i) As of December 31, 2023 and 2022, certain derivative financial instruments hold some collateral deposits; see Note 4(d).

(ii) For the designated hedging derivatives mentioned in the table above, changes in fair values of hedging instruments completely offset the changes in fair values of hedged items; therefore, there has been no hedge ineffectiveness as of December 31, 2023 and 2022. During 2023 and 2022, there were no discontinued hedges accounting.

(iii) Derivatives held for trading are traded mainly to satisfy clients’ needs. The Group may also take positions with the expectation of profiting from favorable movements in prices or rates. Also, this caption includes any derivatives which do not comply with IFRS 9 hedging accounting requirements.

9. Assets and Liabilities for insurance and reinsurance contracts

(a) The composition of these items is presented below:

	31.12.2023			31.12.2022
	Assets	Liabilities	Asset, net	Assets	Liabilities	Asset, net
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Reinsurance contracts held
Life insurance contracts
Claims	14,489	1,895	12,594	27,283	3,476	23,807
New policies	11,798	—	11,798	6,770	—	6,770
Total reinsurance contracts held	26,287	1,895	24,392	34,053	3,476	30,577

	31.12.2023			31.12.2022
	Assets	Liabilities	Liability, net	Assets	Liabilities	Liability, net
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Insurance contracts issued
Life insurance contracts
Claims	—	11,840,181	11,840,181	—	10,679,493	10,679,493
New policies	13,036	378,496	365,460	—	548,352	548,352
Total insurance contracts issued	13,036	12,218,677	12,205,641	—	11,227,845	11,227,845

(b) The movement of reinsurance contract assets is presented below:

	Liabilities for remaining coverage	Liabilities Claims incurred contracts not measured by Premium Allocation Approach	Liabilities Claims incurred contracts measured by Premium Allocation Approach		Total
			Fulfilment Cash Flows	Risk Adjustment
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balance at 01.01.2022	(867)	48,513	5,175	157	52,978
Movement of insurance service liabilities	(8,067)	(16,098)	769	(51)	(23,447)
Net cash flow and other changes	4,163	(2,813)	(145)	91	1,296
Exchange difference	(250)	—	—	—	(250)
Balance at 31.12.2022	(5,021)	29,602	5,799	197	30,577
Movement of insurance service liabilities	(11,833)	6,220	(1,234)	(41)	(6,888)
Net cash flow and other changes	12,505	(11,591)	(198)	—	716
Exchange difference	39	(25)	(25)	(2)	(13)
Balance at 31.12.2023	(4,310)	24,206	4,342	154	24,392

(c) Below is the movement of insurance contract liabilities:

	Remaining coverage liabilities		Liabilities Claims incurred contracts not measured by Premium Allocation Approach	Liabilities Claims incurred contracts measured by Premium Allocation Approach		Total
	Excluding loss component	Loss component		Fulfilment Cash Flows	Risk Adjustment
	S/(000)		S/(000)	S/(000)	S/(000)	S/(000)
Balance at 01.01.2022	12,063,440	509,792	169,976	43,508	1,242	12,787,958
Movement of insurance service liabilities	(1,804,250)	187,832	369,437	87,085	1,648	(1,158,248)
Net cash flow and other changes	311,265	—	(381,499)	(84,967)	—	(155,201)
Exchange difference	(233,419)	(11,994)	(910)	(349)	8	(246,664)
Balance at 31.12.2022	10,337,036	685,630	157,004	45,277	2,898	11,227,845
Movement of insurance service liabilities	884,845	17,225	433,877	106,256	(1,566)	1,440,637
Net cash flow and other changes	193,895	(47)	(429,456)	(108,084)	—	(343,692)
Exchange difference	(114,625)	(3,736)	(520)	(213)	(55)	(119,149)
Balance at 31.12.2023	11,301,151	699,072	160,905	43,236	1,277	12,205,641

10. Deposits and obligations

(a) This caption is made up as follows:

	31.12.2023	31.12.2022
	S/(000)	S/(000)
Saving deposits	17,756,097	20,911,746
Demand deposits	13,376,375	13,824,824
Time deposits	17,288,629	12,866,602
Compensation for service time (c)	760,551	921,288
Other obligations	6,582	6,248
Total	49,188,234	48,530,708

(b) Interest rates applied to deposits and obligations are determined based on the market interest rates.

(c) In May 2022, through Act No. 31480 “Act Authorizing the Withdrawal of Severance Indemnities to Cover Economic Needs Caused by the Covid-19 Pandemic”, the Peruvian government authorized clients, until December 31, 2023, to withdraw the 100 percent of these deposits. As part of this benefit, approximately 308,000 clients withdrew approximately S/1,061,734,000 during the year 2023 (261,000 clients withdrew approximately S/767,470,000, during the year 2022).

(d) As of December 31, 2023 and 2022, approximately S/18,668,431,000 and S/18,368,816,000, respectively, are covered by the Deposit Insurance Fund.

11. Due to banks and correspondents

(a) This caption is comprised of the following:

	31.12.2023	31.12.2022
	S/(000)	S/(000)
By type -
Central Reserve Bank of Peru (b)	4,635,715	4,481,138
Promotional credit lines	2,014,600	1,863,482
Loans received from foreign entities	1,943,609	339,446
Loans received from Peruvian entities	309,525	357,770
	8,903,449	7,041,836
Interest and commissions payable	122,481	58,810
	9,025,930	7,100,646
By term -
Short term	4,855,632	2,433,459
Long term	4,170,298	4,667,187
Total	9,025,930	7,100,646

(b) As part of the exceptional measures implemented to mitigate the financial and economic impact generated by the Covid-19 pandemic, see Note 1(c.2), the BCRP issued a series of regulations related to the loans repurchase agreements. In this sense, as of December 31, 2022, Interbank took in repurchase agreements of loan portfolio for an amount of S/42,461,000, which was aimed to the “Reactiva Peru” program. As of December 31, 2023 and 2022, Interbank maintains this type of reporting operations guaranteed by a loan portfolio for approximately S/540,158,000 and S/1,909,375,000, respectively. See Note 6(a).

12. Bonds, notes and other obligations

(a) This caption is comprised of the following:

Issuance	Issuer	Annual interest rate	Interest payment	Maturity	Amount issued	31.12.2023	31.12.2022
					(000)	S/(000)	S/(000)
Local issuances
Subordinated bonds – second program
Third (A series)	Interbank	7.50%	Semi-annually	2023	US$50,000	—	190,616
Second (A series)	Interbank	5.81%	Semi-annually	2023	S/150,000	—	149,998
						—	340,614
Subordinated bonds – third program
Third - single series	Interseguro	4.84%	Semi-annually	2030	US$25,000	92,725	95,350
First - single series	Interseguro	6.00%	Semi-annually	2029	US$20,000	74,102	76,213
Second - single series	Interseguro	4.34%	Semi-annually	2029	US$20,000	74,180	76,280
						241,007	247,843
Corporate bonds – second program
Fifth (A series)	Interbank	3.41% + VAC (*)	Semi-annually	2029	S/150,000	150,000	150,000
Total local issuances						391,007	738,457
International issuances
Subordinated bonds	Interbank	4.000%	Semi-annually	2030	US$300,000	1,107,228	1,137,691
Corporate bonds	Interbank	5.000%	Semi-annually	2026	S/312,000	311,644	311,522
Corporate bonds	Interbank	3.250%	Semi-annually	2026	US$400,000	1,477,909	1,517,661
Subordinated bonds	Interbank	6.625%	Semi-annually	2029	US$300,000	1,112,438	1,142,764
Senior bonds	IFS	4.125%	Semi-annually	2027	US$300,000	1,045,258	1,074,396
Corporate bonds	Interbank	3.375%	Semi-annually	2023	US$484,895	—	1,849,133
Total international issuances						5,054,477	7,033,167
Total local and international issuances						5,445,484	7,771,624
Interest payable						106,145	134,679
Total						5,551,629	7,906,303

(*) The Spanish term “Valor de actualización constante” is referred to amounts in Soles indexed by inflation.

(b) The international issuances are listed at the Luxembourg Stock Exchange. On the other hand, the local and international issuances include standard clauses of compliance with financial ratios, the use of funds and other administrative matters, which have been met in the opinion of the Group's Management and its legal advisors.

13. Equity

(a) Capital stock and distribution of dividends -

IFS’s shares are listed on the Lima Stock Exchange and, since July 2019, they are listed also on the New York Stock Exchange. IFS’s shares have no nominal value and their issuance value was US$9.72 per share.

As of December 31, 2023 and 2022, IFS’s capital stock is represented by 115,447,705 subscribed and paid-in common shares.

The General Shareholders’ Meeting of IFS held on March 31, 2023, agreed to distribute dividends charged to profits for the year 2022 for approximately US$136,222,000 (equivalent to approximately S/511,788,000); equivalent to US$1.18 per share, to be paid on May 8, 2023.

The General Shareholders’ Meeting of IFS held on March 31, 2022, agreed to distribute dividends charged to profits for the year 2021 for approximately US$202,025,000 (equivalent to approximately S/751,532,000); equivalent to US$1.75 per share, which were paid on May 6, 2022

(b) Treasury stock and Share Repurchase Program -

As of December 31, 2022, the Company and Subsidiaries held 30,074 shares issued by IFS, with an acquisition cost equivalent to S/3,363,000.

On March 31, 2023, the shareholders of IFS approved the Share Repurchase Program for an amount of up to US$100 million, which will remain in effect until the Board of Directors decides otherwise. Said program, may be carried out simultaneously in two markets (Lima Stock Exchange - “BVL”, by its Spanish acronym; and New York Stock Exchange - NYSE) in one or more opportunities and at market value. Within the framework of this Program, as of December 31, 2023 Interbank has purchased 938,371 shares for approximately S/81,021,000.

(c) Capital surplus -

Corresponds to the difference between the nominal value of the shares issued and their public offerings price, which were performed in 2007 and 2019. Capital surplus is presented net of the expenses incurred and related to the issuance of such shares.

(d) Shareholders’ equity for legal purposes (regulatory capital) -

IFS is not required to establish a regulatory capital for statutory purposes. As of December 31, 2023 and 2022, the regulatory capital required for Interbank, Interseguro and Inteligo Bank (a Subsidiary of Inteligo Group Corp.), is calculated based on the separate financial statement of each Subsidiary and prepared following the accounting principles and practices of their respective regulators (the SBS or the Central Bank of the Bahamas, in the case of Inteligo Bank).

(e) Reserves -

The General Shareholders’ Meeting of IFS held on March 31, 2022, agreed to constitute reserves for S/800,000,000 charged to retained earnings.

14. Tax situation

(a) IFS and its Subsidiaries are incorporated and domiciled in the Republic of Panama and the Commonwealth of the Bahamas (see Note 2), and are not subject to any Income Tax, or any other taxes on capital gains, equity or property. The Subsidiaries incorporated and domiciled in Peru (see Note 2) are subject to the Peruvian Tax legislation; see paragraph (c).

Peruvian life insurance companies are exempt from Income Tax regarding the income derived from assets linked to technical reserves for pension insurance and annuities from the Private Pension Fund Administration System; as well as income generated through assets related to life insurance contracts with savings component.

In Peru, all income from Peruvian sources obtained from the direct or indirect sale of shares of stock capital representing participation of legal persons domiciled in the country are subject to income tax. For that purpose, an indirect sale shall be considered to have occurred when shares of stock or ownership interests of a legal entity are sold and this legal entity is not domiciled in the country and, in turn, is the holder — whether directly or through other legal entity or entities —

of shares of stock or ownership interests of one or more legal entities domiciled in the country, provided that certain conditions established by law occur.

In this sense, the Act states that an assumption of indirect transfer of shares arises when in any of the 12 months prior to disposal, the market value of shares or participations of the legal person domiciled is equivalent to 50 percent or more of the market value of shares or participations of the legal person non-domiciled. Additionally, as a concurrent condition, it is established that in any period of 12 months shares or participations representing 10 percent or more of the capital of legal persons non-domiciled be disposal.

(b) Legal entities or individuals not domiciled in Peru are subject to an additional tax (equivalent to 5 percent) on dividends received from entities domiciled in Peru. The corresponding tax is withheld by the entity that distributes the dividends. In this regard, since IFS controls the entities that distribute the dividends, it records the amount of the Income Tax on dividends as expense of the financial year of the dividends received. In this sense, as of December 31, 2023 and 2022, IFS has recorded an expense for S/33,020,000 and S/30,587,000, respectively, in the caption “Income Tax” of the interim consolidated statement of income.

(c) IFS’s Subsidiaries incorporated in Peru are subject to the payment of Peruvian taxes; hence, they must calculate their tax expenses on the basis of their separate financial statements. The Income Tax rate as of December 31, 2023 and 2022, was 29.5 percent, over the taxable income.

(d) The Tax Authority (henceforth “SUNAT”, by its Spanish acronym) is legally entitled to perform tax audit procedures for up to four years subsequent to the date at which the tax return regarding a taxable period must be filed.

Below are the taxable periods subject to inspection by the Tax Authority as of December 31, 2023:

- Interbank: Income Tax for the years 2019 to 2023, and Value-Added-Tax for the years 2019 to 2023.

- Interseguro: Income Tax for the years 2019, 2021, 2022 and 2023, and Value-Added-Tax for the years 2019 to 2023.

- Procesos de Medios de Pago: Income Tax and Value-Added-Tax for the years 2019 to 2023.

- Izipay: Income Tax and Value-Added-Tax for the years 2019 to 2023.

Given the possible interpretations that SUNAT may give to the legislation in effect, up to date it is not possible to determine whether any review to be conducted would result in liabilities for the Subsidiaries; any increased tax or surcharge that could arise from possible tax audits would be applied to the results of the period in which such tax increase or surcharge may be determined.

Following is the description of the ongoing tax procedures and processes for the main Subsidiaries:

Interbank:

Tax periods from 2000 to 2006:

Between 2004 and 2010, Interbank received several Tax Determination and Tax Penalty notices corresponding mainly to the Income Tax determination for the fiscal years 2000 to 2006. As a result, claims and appeals were filed and subsequent contentious administrative proceedings were started.

Regarding the tax litigations followed by Interbank related to the annual Income Tax returns for the years 2000 to 2006, the most relevant matter subject to discrepancy with SUNAT corresponds to whether the “interest in suspense” are subject to Income Tax or not. In this sense, Interbank considers that the interest in suspense does not constitute accrued income, in accordance with the SBS’s regulations and International Financial Reporting Standards, which is also supported by a ruling by the Permanent Constitutional and Social Law Chamber of the Supreme Court issued in August 2009 and a pronouncement in June 2019.

In June and September 2022, the Permanent Constitutional and Social Law Chamber of the Supreme Court declared unfounded the cassation appeals by SUNAT and the Ministry of Economy and Finance, thus reaffirming the position of Interbank in the sense that interest in suspense does not constitute taxable income, both in the 2001 Income Tax and in the 2004 Income Tax.

In February 2023, Interbank was notified with the Tax Court Resolution No. 00227-2-2023, that declared null the Resolution of Intendence No. 0150150002380, of May 2020, in relation to the payments of the Income Tax for the period 2004 in the part referred to interest in suspense and related penalties.

In August 2023, the government’s official bulletin published the Cassation Ruling No. 1035-2022 LIMA, which resolves the claim filed by SUNAT regarding the Income Tax for the period 2004, with judgment favorable for Interbank.

As of December 31, 2023 the tax liability requested for this concept and other minor contingencies, amounts to approximately S/124,000,000 which includes the tax, fines and interest arrears, out of which S/59,000,000 corresponded to interest in suspense and S/65,000,000 corresponded to other minor repairs. As of December 31, 2022, the tax liability amounted to S/290,000,000 and includes taxes, fines, and interest arrears.

In May 2020, Interbank was notified with the Resolution of Compliance related to the Income Tax and advance payments of the Income Tax for the year 2005 (linked to the interest in suspense). Through said notification, SUNAT increased the requested tax debt from S/1,000,000 to S/35,000,000 because as a result of the Resolution of Compliance, certain previously accepted deductions by SUNAT. In June 2020, Interbank filed an Appeal against the Resolution of Compliance, which is pending of pronouncement by the Tax Court.

In December 2022, the Tax Court notified of Resolution No. 09431-9-2022, through which it revoked interest in suspense, financial pro-rata, advance payments and fines. Interbank is awaiting the Resolution of Compliance.

In February 2021, Interbank was notified with the Resolution of Compliance related to the Income Tax and prepaid income tax of the year 2006 (related to litigations about interest in suspense). Through said notification, SUNAT rejected an excess payment of S/3,500,000 and determined a tax debt of S/23,000,000.

In December 2022, the Tax Court notified of Resolution No. 09451-1-2022, through which it revoked interest in suspense, advance payments coefficient and fines. Interbank is awaiting the Resolution of Compliance.

In January 2023, Interbank was notified with Resolution of Compliance No. 4070150000145, that rectified and resettled the debt contained in Resolutions of Determination No. 0120030012106 and No. 0120030012107 related to advance payments of the Income Tax for the period 2003, without any amount to pay.

In March 2023, Interbank was notified with Resolution of Compliance No. 4070150000186, that rectified the tax debt contained in the Resolution of Penalty No. 012-002-0011622, thus reducing said penalty from S/69,000,000 to S/25,000,000. Likewise, Interbank filed the respective Appeal Recourse against Resolution of Compliance No. 4070150000186. In September 2023, Interbank was notified with the Tax Court Resolution No. 07915-4-2023, which revokes Resolution No. 4070150000186, dated March 2023, in relation to the updating of the debt contained in Resolution of Penalty No. 012-002-0011622. Thus, SUNAT must proceed according to what said Resolution mandates, and confirm its content. In October 2023, Interbank was notified with Resolution of Compliance No. 4070150000348, and filed a claim recourse that is pending resolution by the Tax Court.

Tax period 2010:

In 2017, SUNAT closed the audit procedure corresponding to the Income Tax for the year 2010. Interbank paid the debt under protest and filed a claim recourse. Currently, the procedure has been appealed and it is pending resolution by the Tax Court.

Tax period 2012:

In July 2020, Interbank was notified of the Determination and Penalty Resolutions corresponding to the audit of the Income Tax for the fiscal year 2012. As of December 31, 2023 and 2022, the tax debt claimed by the Tax

Authority amounted to S/14,400,000 and S/14,000,000, respectively. As of the date of this report, the process is on appeal, pending resolution.

Tax period 2013:

In 2019, Interbank was notified of the Determination and Penalty Resolutions corresponding to the audit of the Income Tax for the fiscal year 2013.The main concept observed corresponded to the deduction of loan write-offs without proof by the SBS.

During 2021, Interbank filed a claim against the Resolution of the Tax Court, this authority confirmed, revoked and ordered to resettle the aforementioned concepts. At the end of 2022, the Tax Court reconfirmed its ruling in the aforementioned Resolution.

In December 2022, the Tax Authority through Resolution of Coactive Collection No. 0110060065138, notified the payment of the third-category Income Tax debt corresponding to the period 2013, for approximately S/62,000,000, which was paid by Interbank; however, the process continues in the Judiciary. Interbank recorded this payment as account receivable from SUNAT, that was recorded as “Other accounts receivable, net”, in the caption “Other accounts receivable and other assets, net, and other accounts payable, provisions and other liabilities” of the interim consolidated statement of financial position; see Note 8(a).

Tax periods 2014 and 2015:

In September and December, 2019, SUNAT notified Interbank about the beginning of the definitive audit procedure on Income Tax corresponding to the year 2014 and 2015, respectively, which are in the appeal stage.

As of December 31, 2023 and 2022, the tax debt requested by the Tax Authority in relation to the Income Tax advance payments for the period 2015 and to the application of the additional Income Tax rate of 4.1 percent, amounted to S/14,600,000 and S/14,000,000, respectively.

Tax period 2017:

In December 2021, SUNAT notified Interbank about the beginning of the definitive audit procedure on Income Tax corresponding to the year 2017. In October 2022, SUNAT notified of Resolutions of Determination No. 0120030127896 and No. 0120030127908, issued regarding the third-category Income Tax corresponding to the period 2017 and Income Tax advance payments from January to December 2017, without additional amounts to pay related to the third-category Income Tax; however, in November 2022, Interbank filed a claim recourse on other minor concepts, observed by the Tax Authority.

In June 2023, Interbank was notified with the Resolution No. 4070140000600 declaring the claim recourse unfounded.Within the law term, Interbank will be presenting the respective appeal. In July 2023, Interbank filed the respective Appeal against said Resolution, which is pending of pronouncement by the Tax Court.

Tax period 2018:

In November 2023, SUNAT notified Interbank with Resolution of Determination No. 012-003-0135114, issued regarding the third-category annual Income Tax for the period 2018, Resolutions of Determination No. 012-003- 0135102 to No. 012-003-0135113, issued regarding advance payments from January to December 2018, Resolution of Penalty No. 012-002-0039136, issued regarding an alleged infringement of Article 178.1 of the Tax Code corresponding to the determination of the annual Income Tax for the period 2018, and Resolutions of Penalty No. 012-002-0039127 to No. 012-002-0039135, issued regarding an alleged infringement specified by subparagraph 1 of Article 178 of the Tax Code relating to the determination of advance payments from April to December 2018. The tax debt requested by SUNAT amounts to S/74,000,000.

In December 2023, the respective claim recourse was filed. To date, said recourse is pending resolution by SUNAT.

Interseguro:

In October 2023, SUNAT completed the fiscalization procedure regarding the Income Tax corresponding to the year 2020, which began in December 2022, without additional observations.

In the opinion of the Company’s Management and its legal advisers, any eventual additional tax would not be significant for the financial statements as of December 31, 2023 and 2022.

(e) As of December 31, 2023 and 2022, Izipay maintains carryforward tax losses amounting to S/71,552,053 and S/82,931,174, respectively. In application of current tax regulations, Izipay opted for system “B” to offset its tax losses. Under this system, the tax loss may be offset against the net income obtained in the following years, up to 50 percent of said income until they are extinguished; therefore, they do not have an expiration date.

(f) IFS’s Subsidiaries recognize the period’s Income Tax expense using the best estimate of the tax rate. The table below presents the amounts reported in the interim consolidated statements of income:

	2023	2022
	S/(000)	S/(000)
Current – Expense	140,332	432,392
Current – Dividend expense	33,020	30,587
Deferred – Expense (income)	102,244	(442)
	275,596	462,537

15. Interest income and expenses, and similar accounts

(a)
This caption is comprised of the following:

		Restated
	31.12.2023	31.12.2022
	S/(000)	S/(000)
Interest and similar income
Interest on loan portfolio	5,353,991	4,207,420
Impact from the modification of contractual cash flows due to the loan rescheduling schemes	(29,404)	41,110
Interest on investments at fair value through other comprehensive income	1,208,823	1,202,788
Interest on due from banks and inter-bank funds	367,167	175,401
Interest on investments at amortized cost	172,602	161,966
Dividends on financial instruments	42,780	78,928
Others	4,452	3,689
Total	7,120,411	5,871,302
Interest and similar expenses
Interest and fees on deposits and obligations	(1,662,139)	(863,335)
Interest and fees on obligations with financial institutions	(474,362)	(234,842)
Interest on bonds, notes and other obligations	(311,665)	(418,821)
Deposit insurance fund fees	(81,171)	(77,920)
Others	(63,029)	(66,771)
Total	(2,592,366)	(1,661,689)

16. Fee income from financial services, net

(a)
This caption is comprised of the following for the years ended December 31,2023 and 2022:

	31.12.2023	31.12.2022
	S/(000)	S/(000)
Income
Performance obligations at a point in time:
Accounts maintenance, carriage, transfers, and debit and credit card fees	747,568	705,188
Income from services (acquirer and issuer role) (b)	738,177	523,313
Banking services fees	208,420	248,175
Brokerage and custody services	5,811	5,836
Others	36,393	34,438

Performance obligations over time:
Funds management	137,137	153,948
Contingent loans fees	68,355	70,038
Collection services	60,648	60,931
Commission for loans rescheduling “Reactiva Peru” program	9,343	16,909
Others	19,414	23,259
Total	2,031,266	1,842,035
Expenses
Expenses for services (acquirer and issuer role) (b)	(339,846)	(238,997)
Credit cards	(199,464)	(164,722)
Commissions Mastercard - Visa	(85,741)	(56,845)
Credit life insurance premiums	(71,796)	(97,380)
Local banks fees	(58,956)	(50,192)
Foreign banks fees	(26,285)	(24,920)
Commission for loans rescheduling “Reactiva Peru” program	(12,930)	(22,373)
Others	(57,786)	(49,220)
Total	(852,804)	(704,649)
Net	1,178,462	1,137,386

(b)
Corresponds to the management and operation of the shared service of transaction processing of credit and debit cards, for clients of Izipay since April 2022, month from which Izipay became a Subsidiary of IFS.

17. Other income and (expenses)

(a)
This caption is comprised of the following:

		Restated
	31.12.2023	31.12.2022
	S/(000)	S/(000)
Other income
Maintenance, installation and sale of POS equipment	28,743	22,000
Gain from sale of written-off-loans	18,770	19,177
Profit from sale of property, furniture and equipment (b)	15,300	11,780
Other technical income from insurance operations	10,163	6,489
Services rendered to third parties	7,512	7,611
Income from ATM rentals	5,365	6,459
Fair value adjustment of the participation held by Interbank in Izipay, note 1(d)	—	222,513
Gain from refunds and penalties	—	18,783
Others	70,847	85,369
Total other income	156,700	400,181
Other expenses
Commissions from insurance activities	(42,400)	(90,168)
Administrative and tax penalties	(20,198)	(7,317)
Provision for accounts receivable	(13,847)	(5,684)
Cost of sale of POS equipment	(12,819)	(27,366)
Sundry technical insurance expenses	(10,066)	(11,048)
Expenses related to rental income	(5,814)	(7,521)
Donations	(4,529)	(4,712)
Provision for sundry risk	(4,138)	(12,661)
Others	(71,181)	(74,167)
Total other expenses	(184,992)	(240,644)

(b)
During 2023, corresponds to the sale of a property to third parties for US$8,552,000 (approximately equivalent to S/32,667,000), with a net disposal cost of S/17,367,000. During 2022, it mainly includes the sale of a land made by Interbank to a related entity for US$14,100,000 (approximately equivalent to S/54,313,000), with a net disposal cost of S/44,374,000.

18. Result from insurance activities, before expenses

(a) The composition of the category is presented below:

	31.12.2023	31.12.2022
	S/(000)	S/(000)
Insurance Income
Annuities	277,276	267,551
Retail Insurance	341,252	330,071
Individual life	92,325	76,196
Total	710,853	673,818
Insurance Expenses
Annuities	(845,583)	(944,128)
Retail Insurance	(74,340)	(57,078)
Individual life	30,678	74,534
Total	(889,245)	(926,672)
Results of insurance activities (*)	(178,392)	(252,854)

(*) Before expenses attributed to the insurance activity that are presented in the caption “Other expenses” in the interim consolidated statement of income, and that correspond to salaries and employee benefits, administrative expenses, depreciation and amortization, and other expenses. See also financial information for segments in Note 21.

19. Earnings per share

The following table presents the calculation of the weighted average number of shares and the basic and diluted earnings per share, determined and calculated based on the earnings attributable to the Group:

	Outstanding shares	Shares considered in computation	Effective days in the year	Weighted average number of shares
	(in thousands)	(in thousands)		(in thousands)
Period 2022
Balance as of January 1, 2022	115,418	115,418	365	115,418
Balance as of December 31, 2022	115,418	115,418		115,418
Net earnings attributable to IFS’s shareholders - restated S/(000)				1,668,026
Basic and diluted earnings per share attributable to IFS’s shareholders (Soles)				14.452
Period 2023
Balance as of January 1, 2023	115,418	115,418	365	115,418
Sale of treasury stock	1	1	277	1
Purchase of treasury stock	(939)	(939)	158	(407)
Balance as of December 31, 2023	114,480	114,480		115,012
Net earnings attributable to IFS’s shareholders S/(000)				1,072,728
Basic and diluted earnings per share attributable to IFS’s shareholders (Soles)				9.327

20. Transactions with related parties and affiliated entities

(a) The table below presents the main transactions with related parties and affiliated companies as of December 31, 2023 and 2022 and for the years ended December 31,2023 and 2022:

	31.12.2023	31.12.2022
	S/(000)	S/(000)
Assets
Instruments at fair value through profit or loss	1,165	99
Investments at fair value through other comprehensive income	64,229	58,378
Loans, net (b)	1,698,880	1,317,453
Accounts receivable	87,902	117,273
Other assets	21,260	32,043
Liabilities
Deposits and obligations	994,192	1,040,975
Other liabilities	6,522	3,215
Off-balance sheet accounts
Indirect loans (b)	76,652	89,707

	31.12.2023	31.12.2022
	S/(000)	S/(000)
Income (expenses)
Interest and similar income	95,604	72,334
Rental income	25,532	31,428
Valuation of financial derivative instruments	106	149
Interest and similar expenses	(39,749)	(16,821)
Administrative expenses	(38,711)	(33,758)
Others, net	61,275	51,241

(b) As of December 31, 2023 and 2022, the detail of loans is the following:

	31.12.2023			31.12.2022
	Direct Loans	Indirect Loans	Total	Direct Loans	Indirect Loans	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Affiliated	1,400,108	3,557	1,403,665	1,108,276	18,832	1,127,108
Associates	298,772	73,095	371,867	209,177	70,875	280,052
	1,698,880	76,652	1,775,532	1,317,453	89,707	1,407,160

(c) As of December 31, 2023 and 2022, the directors, executives and employees of the Group have been involved in credit transactions with certain subsidiaries of the Group, within the limits established by current regulations. As of December 31, 2023 and 2022, direct loans to employees, directors and executives amounted to S/209,671,000 and S/211,715,000, respectively; said loans are repaid monthly and bear interest at market rates.

There are no loans to the Group’s directors and key personnel guaranteed with shares of any Subsidiary.

(d) The Group’s key personnel basic remuneration for the years ended December 31, 2023 and 2022, is presented below:

	31.12.2023	31.12.2022
	S/(000)	S/(000)
Salaries	28,325	26,964
Board of Directors’ compensations	3,151	3,923
Total	31,476	30,887

(e) In Management’s opinion, transactions with related companies have been performed under market conditions and within the limits set by the SBS.

21. Business segments

The Chief Operating Decision Maker (“CODM”) of IFS is the Chief Executive Officer (“CEO”). The Group presents four operating segments based on products and services, as follows:

Banking -

Mainly loans, credit facilities, deposits and current accounts.

Insurance -

It provides life annuity products with single-premium payment and conventional life insurance products, as well as other retail insurance products.

Wealth management -

It provides brokerage and investment management services. Inteligo serves mainly Peruvian citizens.

Payments –

It provides mainly administration services, operation and processing of credit and debit cards. Given into account that Izipay became a subsidiary of IFS since April 2022, the results shown for this segment are considered thereafter.

The operating segments monitor the operating results of their business units separately for the purpose of making decisions on the distribution of resources and performance assessment. Segment performance is evaluated based on operating profit or loss and it is measured consistently with operating profit or loss in the consolidated financial statements.

Transfer prices between operating segments are on an arm’s length basis in a manner similar to transactions with third parties.

The following table presents the Group’s financial information by business segments for the years ended December 31, 2023 and 2022:

	31.12.2023
	Banking	Insurance	Wealth management	Payments	Holding and consolidation adjustments	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Consolidated statement of income data
Interest and similar income	6,076,020	851,648	183,926	9,255	(438)	7,120,411
Interest and similar expenses	(2,363,800)	(126,704)	(98,370)	(4,907)	1,415	(2,592,366)
Net interest and similar income	3,712,220	724,944	85,556	4,348	977	4,528,045
(Loss) reversal on loans, net of recoveries	(1,981,988)	—	170	—	—	(1,981,818)
(Loss) reversal due to impairment of financial investments	15	(7,858)	347	—	(4)	(7,500)
Net interest and similar income after impairment loss on loans	1,730,247	717,086	86,073	4,348	973	2,538,727
Fee income from financial services, net	813,279	(13,431)	146,223	345,583	(113,192)	1,178,462
Net gain on foreign exchange transactions	306,431	—	—	—	—	306,431
Net (loss) gain on sale of financial investments	(660)	9,948	(2,857)	—	—	6,431
Net gain (loss) on financial assets at fair value through profit or loss	80,727	19,100	(33,852)	—	(50,794)	15,181
Net gain on investment property	—	73,072	—	—	—	73,072
Other income	108,342	20,818	(3,480)	45,942	(14,922)	156,700
	1,308,119	109,507	106,034	391,525	(178,908)	1,736,277
Result from insurance activities, before expenses	—	(178,379)	—	—	(13)	(178,392)
Salaries and employee benefits	(621,835)	(104,704)	(89,493)	(75,787)	(5,456)	(897,275)
Administrative expenses	(977,735)	(74,535)	(46,663)	(179,113)	(10,816)	(1,288,862)
Depreciation and amortization	(271,526)	(21,658)	(15,018)	(55,144)	(15,692)	(379,038)
Other expenses	(78,786)	(173,694)	(2,433)	(22,678)	92,599	(184,992)
	(1,949,882)	(374,591)	(153,607)	(332,722)	60,635	(2,750,167)
Income (loss) before translation result and Income Tax	1,088,484	273,623	38,500	63,151	(117,313)	1,346,445
Exchange difference	(15,969)	18,430	761	(2,347)	7,552	8,427
Income Tax	(216,366)	—	(3,081)	(27,735)	(28,414)	(275,596)
Net profit (loss) for the year	856,149	292,053	36,180	33,069	(138,175)	1,079,276
Attributable to:
IFS’s shareholders	856,149	292,053	36,180	33,069	(144,723)	1,072,728
Non-controlling interest	—	—	—	—	6,548	6,548
	856,149	292,053	36,180	33,069	(138,175)	1,079,276

	31.12.2022 (restated)
	Banking (*)	Insurance	Wealth management	Payments (**)	Holding and consolidation adjustments	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Consolidated statement of income data
Interest and similar income	4,774,378	940,894	155,116	1,569	(655)	5,871,302
Interest and similar expenses	(1,476,942)	(130,049)	(50,306)	(1,269)	(3,123)	(1,661,689)
Net interest and similar income	3,297,436	810,845	104,810	300	(3,778)	4,209,613
(Loss) reversal due to impairment loss on loans, net of recoveries	(832,919)	—	2,368	—	—	(830,551)
Loss due to impairment of financial investments	(732)	(26)	(11,981)	—	(13)	(12,752)
Net interest and similar income after impairment loss on loans	2,463,785	810,819	95,197	300	(3,791)	3,366,310
Fee income from financial services, net	797,711	(7,160)	163,325	258,728	(75,218)	1,137,386
Net gain on foreign exchange transactions	380,154	—	—	—	—	380,154
Net loss on sale of financial investments	(2,891)	(1,613)	(9,781)	—	—	(14,285)
Net (loss) gain on financial assets at fair value through profit or loss	(15,395)	(87,049)	(233,070)	—	27,258	(308,256)
Net gain (loss) on investment property	—	84,668	—	—	(37)	84,631
Other income	113,549	49,917	(1,632)	36,040	202,307	400,181
	1,273,128	38,763	(81,158)	294,768	154,310	1,679,811
Result from insurance activities, before expenses	—	(252,854)	—	—	—	(252,854)
Salaries and employee benefits	(656,642)	(71,489)	(84,000)	(52,351)	(5,998)	(870,480)
Administrative expenses	(930,967)	(60,993)	(45,146)	(118,389)	(24,293)	(1,179,788)
Depreciation and amortization	(257,210)	(23,682)	(15,044)	(30,185)	(10,105)	(336,226)
Other expenses	(85,972)	(186,046)	(1,307)	(31,825)	64,506	(240,644)
	(1,930,791)	(342,210)	(145,497)	(232,750)	24,110	(2,627,138)
Income (loss) before translation result and Income Tax	1,806,122	254,518	(131,458)	62,318	174,629	2,166,129
Exchange difference	(22,800)	950	(7,146)	2,316	1,202	(25,478)
Income Tax	(409,201)	—	(2,791)	(23,560)	(26,985)	(462,537)
Net profit (loss) for the year	1,374,121	255,468	(141,395)	41,074	148,846	1,678,114
Attributable to:
IFS’s shareholders	1,374,121	255,468	(141,395)	41,074	138,758	1,668,026
Non-controlling interest	—	—	—	—	10,088	10,088
	1,374,121	255,468	(141,395)	41,074	148,846	1,678,114

(*) As of December 31, 2022, the banking segment includes 50 percent of Interbank’s participation in Izipay, recorded in the caption “Other income”. The portion corresponding to the second, third and fourth quarter has been eliminated from the consolidation process.

(**) As of December 31, 2022, the payments segment corresponds to income generated by Izipay in the nine-month period ended December 31, 2022 plus the participation recorded by Interbank over Izipay’s income generated in the first quarter.

	31.12.2023
	Banking	Insurance	Wealth management	Payments	Holding and consolidation adjustments	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Capital investments (*)	327,513	21,183	4,551	89,644	163	443,054
Total assets	68,437,614	15,223,359	4,374,266	1,196,049	391,596	89,622,884
Total liabilities	60,380,895	14,785,210	3,453,408	946,660	48,610	79,614,783

	31.12.2022 (Restated)
	Banking	Insurance	Wealth management	Payments	Holding and consolidation adjustments	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Capital investments (*)	258,887	41,599	3,443	92,133	1,004	397,066
Total assets	66,977,277	14,130,205	5,102,598	902,610	365,923	87,478,613
Total liabilities	59,498,433	13,765,746	4,208,369	686,292	(106,454)	78,052,386

(*) It includes the purchase of property, furniture and equipment, intangible assets and investment properties.

The distribution of the Group’s total income based on the location of the customer and its assets for the year ended December 31, 2023, is S/10,347,923,000 in Peru and S/244,373,000 in Panama (for the year ended December 31, 2022, was S/9,127,360,000 in Peru and S/26,997,000 in Panama). The distribution of the Group’s total assets based on the location of the customer and its assets as of December 31, 2023 is S/85,386,100,000 in Peru and S/4,236,784,000 in Panama (as of December 31, 2022, was S/82,503,996,000 in Peru and S/4,974,617,000 in Panama).

22. Financial instruments classification

The financial assets and liabilities of the consolidated statement of financial position as of December 31, 2023 and 2022, are presented below:

	As of December 31, 2023
	At fair value through profit or loss	Debt instruments measured at fair value through other comprehensive income	Equity instruments measured at fair value through other comprehensive income	Amortized cost	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Cash and due from banks	—	—	—	9,818,711	9,818,711
Inter-bank funds	—	—	—	524,915	524,915
Financial investments	1,556,540	21,246,569	444,878	3,474,004	26,721,991
Loans, net	—	—	—	46,520,382	46,520,382
Due from customers on acceptances	—	—	—	40,565	40,565
Other accounts receivable and other assets, net	158,101	—	—	1,308,716	1,466,817
Insurance and reinsurance contract assets	—	—	—	24,392	24,392
	1,714,641	21,246,569	444,878	61,711,685	85,117,773
Financial liabilities
Deposits and obligations	—	—	—	49,188,234	49,188,234
Inter-bank funds	—	—	—	119,712	119,712
Due to banks and correspondents	—	—	—	9,025,930	9,025,930
Bonds, notes and other obligations	—	—	—	5,551,629	5,551,629
Due from customers on acceptances	—	—	—	40,565	40,565
Insurance contract liabilities	—	—	—	12,205,641	12,205,641
Other accounts payable, provisions and other liabilities	145,395	—	—	3,056,196	3,201,591
	145,395	—	—	79,187,907	79,333,302

	As of December 31, 2022 (restated)
	At fair value through profit or loss	Debt instruments measured at fair value through other comprehensive income	Equity instruments measured at fair value through other comprehensive income	Amortized cost	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Cash and due from banks	—	—	—	13,193,411	13,193,411
Inter-bank funds	—	—	—	296,119	296,119
Financial investments	1,932,993	17,038,942	512,884	3,302,779	22,787,598
Loans, net	—	—	—	45,502,998	45,502,998
Due from customers on acceptances	—	—	—	45,809	45,809
Other accounts receivable and other assets, net	515,800	—	—	919,767	1,435,567
Insurance and reinsurance contract assets	—	—	—	30,577	30,577
	2,448,793	17,038,942	512,884	63,291,460	83,292,079
Financial liabilities
Deposits and obligations	—	—	—	48,530,708	48,530,708
Inter-bank funds	—	—	—	30,012	30,012
Due to banks and correspondents	—	—	—	7,100,646	7,100,646
Bonds, notes and other obligations	—	—	—	7,906,303	7,906,303
Due from customers on acceptances	—	—	—	45,809	45,809
Insurance contract liabilities	—	—	—	11,227,845	11,227,845
Other accounts payable, provisions and other liabilities	297,038	—	—	2,533,292	2,830,330
	297,038	—	—	77,374,615	77,671,653

23. Financial risk management

It comprises the management of the main risks, that due to the nature of their operations, IFS and its Subsidiaries are exposed to; and correspond to: credit risk, market risk, liquidity risk, insurance risk and real estate risk.

To manage the risks detailed above, every Subsidiary of the Group has a specialized structure and organization in their management, measurement systems, as well as mitigation and coverage processes, according to specific regulatory needs and requirements for the development of its business. The Group and its Subsidiaries, mainly Interbank, Interseguro, Inteligo Bank and Izipay, operate independently but in coordination with the general provisions issued by the Board of Directors and Management of IFS. The Board of Directors and Management of IFS are ultimately responsible for identifying and controlling risks. The Company has an Audit Committee comprised of three independent directors, pursuant to Rule 10A-3 of the Securities Exchange Act of the United States; and one of them is a financial expert according to the regulations of the New York Stock Exchange. The Audit Committee is appointed by the Board of Directors and its main purpose is to monitor and supervise the preparation processes of financial and accounting information, as well as the audits over the financial statements of IFS and its Subsidiaries. Also, the Company has an Internal Audit Division which is responsible for monitoring the key processes and controls to ensure an adequate low risk control according to the standards defined in the Sarbanes Oxley Act.

A full description of the Group’s financial risk management is presented in Note 30 “Financial risk management” of the audited Annual Consolidated Financial Statements; following is presented the financial information related to credit risk management for the loan portfolio, offsetting of financial assets and liabilities, and foreign exchange risk.

(a) Credit risk management for loans -

Interbank’s loan portfolio is segmented into homogeneous groups that shared similar credit risk characteristics. These groups are: (i) Retail Banking (credit card, mortgage, payroll loan, consumer loan and vehicular loan), (ii) Small Business Banking (segments S1, S2 and S3), and (iii) Commercial Banking (corporate, institutional, companies and real estate). In addition, at Inteligo Bank, the internal model developed (scorecard) assigns 5 levels of credit risk classified as follows: low risk, medium low risk, medium risk, medium high risk, and high risk. These categories are described in Note 30.1(d) of the audited Annual Consolidated Financial Statements.

Additionally, as consequence of the Covid-19 pandemic, the behavior and performance of the expected credit losses of the retail and commercial clients has been affected, thus requiring a greater monitoring of results, which has also implied to perform certain subsequent adjustments to the expected loss model to be able to capture the effects of the current situation, which has generated a high level of uncertainty in the estimation of the loans expected loss.

In compliance with the policy of monitoring the Group’s credit risk, during 2022 Interbank performed the recalibration process of its risk parameters for the calculation of the expected credit losses.

The Group structures the levels of credit risk it undertakes by placing limits on the amount of risk accepted in relation to one borrower or groups of borrowers, geographical and industry segments. Said risks are monitored on a revolving basis and subject to continuous review.

(b) Offsetting of financial assets and liabilities -

The information contained in the tables below includes financial assets and liabilities that:

- Are offset in the statement of financial position of the Group; or

- Are subject to an enforceable master netting arrangement or similar agreement that covers similar financial instruments, regardless of whether they are offset in the consolidated statement of financial position or not.

Similar arrangements of the Group include derivatives clearing agreements. Financial instruments such as loans and deposits are not disclosed in the following tables since they are not offset in the consolidated statement of financial position.

The offsetting framework agreement issued by the International Swaps and Derivatives Association Inc. (“ISDA”) and similar master netting arrangements do not meet the criteria for offsetting in the statement of financial position, because of such agreements were created in order for both parties to have an enforceable offsetting right in cases of default, insolvency or bankruptcy of the Group or the counterparties or following other predetermined events. In addition, the Group and its counterparties do not intend to settle such instruments on a net basis or to realize the assets and settle the liabilities simultaneously.

The Group receives and delivers guarantees in the form of cash with respect to transactions with derivatives; see Note 4.

(b.1) Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements as of December 31, 2023 and 2022, are presented below:

				Related amounts not offset in the consolidated statement of financial position
	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities and offset in the consolidated statement of financial position	Net amounts of financial assets presented in the consolidated statement of financial position	Financial instruments (including non-cash guarantees)	Cash guarantees received	Net amount
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
As of December 31, 2023
Derivatives, Note 8(b)	158,101	—	158,101	(65,099)	(9,755)	83,247
Total	158,101	—	158,101	(65,099)	(9,755)	83,247
As of December 31, 2022
Derivatives, Note 8(b)	515,800	—	515,800	(169,050)	(235,133)	111,617
Total	515,800	—	515,800	(169,050)	(235,133)	111,617

(b.2) Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements as of December 31, 2023 and 2022, are presented below:

				Related amounts not offset in the consolidated statement of financial position
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial assets and offset in the consolidated statement of financial position	Net amounts of financial liabilities presented in the consolidated statement of financial position	Financial instruments (including non-cash guarantees)	Cash guarantees pledged, Note 4(d)	Net amount
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
As of December 31, 2023
Derivatives, Note 8(b)	145,395	—	145,395	(65,099)	(24,725)	55,571
Total	145,395	—	145,395	(65,099)	(24,725)	55,571
As of December 31, 2022
Derivatives, Note 8(b)	297,038	—	297,038	(169,050)	(34,784)	93,204
Total	297,038	—	297,038	(169,050)	(34,784)	93,204

(c) Foreign exchange risk -

The Group is exposed to fluctuations in the exchange rates of the foreign currency prevailing in its financial position and cash flows. Management sets limits on the levels of exposure by currency and total daily and overnight positions, which are monitored daily. Most of the assets and liabilities in foreign currency are stated in US Dollars. Transactions in foreign currency are made at the exchange rates of free market.

As of December 31, 2023, the weighted average exchange rate of free market published by the SBS for transactions in US Dollars was S/3.705 per US$1 bid and S/3.713 per US$1 ask (S/3.808 and S/3.820 as of December 31, 2022, respectively). As of December 31, 2023, the exchange rate for the accounting of asset and liability accounts in foreign currency set by the SBS was S/3.709 per US$1 (S/3.814 as of December 31, 2022).

The table below presents the detail of the Group’s position:

	As of December 31, 2023				As of December 31, 2022 (restated)
	US Dollars	Soles	Other currencies	Total	US Dollars	Soles	Other currencies	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and due from banks	6,745,220	2,710,275	363,216	9,818,711	10,205,093	2,404,942	583,376	13,193,411
Inter-bank funds	55,660	469,255	—	524,915	—	296,119	—	296,119
Financial investments	7,090,138	19,579,737	52,116	26,721,991	6,860,558	15,884,533	42,507	22,787,598
Loans, net	14,131,543	32,388,839	—	46,520,382	13,507,125	31,995,873	—	45,502,998
Due from customers on acceptances	40,565	—	—	40,565	45,809	—	—	45,809
Insurance and reinsurance contract assets	166	24,226	—	24,392	1,032	29,545	—	30,577
Other accounts receivable and other assets, net	242,935	1,223,859	23	1,466,817	303,720	1,131,459	388	1,435,567
	28,306,227	56,396,191	415,355	85,117,773	30,923,337	51,742,471	626,271	83,292,079
Liabilities
Deposits and obligations	18,277,393	30,420,832	490,009	49,188,234	19,187,300	28,843,457	499,951	48,530,708
Inter-bank funds	63,081	56,631	—	119,712	—	30,012	—	30,012
Due to banks and correspondents	2,342,325	6,683,605	—	9,025,930	645,706	6,454,940	—	7,100,646
Bonds, notes and other obligations	5,049,942	501,687	—	5,551,629	7,257,098	649,205	—	7,906,303
Due from customers on acceptances	40,565	—	—	40,565	45,809	—	—	45,809
Insurance contract liabilities	3,997,075	8,208,566	—	12,205,641	4,240,359	6,987,486	—	11,227,845
Other accounts payable, provisions and other liabilities	1,272,832	1,928,716	43	3,201,591	1,229,952	1,599,519	859	2,830,330
	31,043,213	47,800,037	490,052	79,333,302	32,606,224	44,564,619	500,810	77,671,653
Forwards position, net	(631,449)	505,661	125,788	—	(1,993,217)	2,074,784	(81,567)	—
Currency swaps position, net	951,864	(951,864)	—	—	1,384,495	(1,384,495)	—	—
Cross currency swaps position, net	2,430,155	(2,430,155)	—	—	2,354,679	(2,354,679)	—	—
Options position, net	(51)	51	—	—	(172)	172	—	—
Monetary position, net	13,533	5,719,847	51,091	5,784,471	62,899	5,513,633	43,894	5,620,426

As of December 31, 2023, the Group granted indirect loans (contingent operations) in foreign currency for approximately US$741,882,000, equivalent to S/2,751,640,000 (US$614,405,000, equivalent to S/2,343,341,000 as of December 31, 2022).

24. Fair value

(a) Financial instruments measured at their fair value and fair value hierarchy -

The following table presents an analysis of the financial instruments that are measured at their fair value, including the level of hierarchy of fair value. The amounts are based on the balances presented in the interim consolidated statement of financial position:

	As of December 31, 2023				As of December 31, 2022
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial investments
At fair value through profit or loss (*)	329,609	344,155	882,776	1,556,540	428,739	564,559	939,695	1,932,993
Debt instruments measured at fair value through other comprehensive income	11,779,535	9,132,649	—	20,912,184	9,946,427	6,770,090	—	16,716,517
Equity instruments measured at fair value through other comprehensive income	397,247	10,541	37,090	444,878	464,556	10,188	38,140	512,884
Derivatives receivable	—	158,101	—	158,101	—	515,800	—	515,800
	12,506,391	9,645,446	919,866	23,071,703	10,839,722	7,860,637	977,835	19,678,194
Accrued interest				334,385				322,425
Total financial assets				23,406,088				20,000,619
Financial liabilities
Derivatives payable	—	145,395	—	145,395	—	297,038	—	297,038

(*) As of December 31, 2023 and 2022, correspond mainly to participations in mutual funds and investment funds.

Financial assets included in Level 1 are those measured on the basis of information that is available on the market, to the extent that their quoted prices reflect an active and liquid market and that are available in some centralized trading mechanism, trading agent, price supplier or regulatory entity.

Financial instruments included in Level 2 are valued based on the market prices of other instruments with similar characteristics or with financial valuation models based on information of variables observable in the market (interest rate curves, price vectors, etc.).

Financial assets included in Level 3 are valued by using assumptions and data that do not correspond to prices of operations traded on the market. The valuation requires Management to make certain assumptions about the model variables and data, including the forecast of cash flow, discount rate, credit risk and volatility.

During the year 2023, there were transfers of certain financial instruments from Level 1 to Level 2 for an amount of S/32,577,000, because they stopped being actively traded during the year and, consequently, fair values were obtained by using observable market data. Likewise, during the year 2023, there were transfers of certain financial instruments from Level 2 to Level 1 for an amount of S/717,011,000. During the years 2023 and 2022, there were no transfers of financial instruments from Level 3 to Level 1 or Level 2 or vice versa.

The table below includes a reconciliation of fair value measurement of financial instruments classified by the Group within Level 3 of the valuation hierarchy:

	31.12.2023	31.12.2022
	S/(000)	S/(000)
Initial balance as of January 1	977,835	1,133,763
Purchases	85,777	180,344
Sales	(35,625)	(280,297)
Loss recognized on the consolidated statement of income	(108,121)	(55,975)
Ending balance	919,866	977,835

(b) Financial instruments not measured at their fair value -

The table below presents the disclosure of the comparison between the carrying amounts and fair values of the Group’s financial instruments that are not measured at their fair value, presented by level of fair value hierarchy:

	As of December 31, 2023					As of December 31, 2022 (restated)
	Level 1	Level 2	Level 3	Fair value	Book value	Level 1	Level 2	Level 3	Fair value	Book value
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and due from banks	—	9,818,711	—	9,818,711	9,818,711	—	13,193,411	—	13,193,411	13,193,411
Inter-bank funds	—	524,915	—	524,915	524,915	—	296,119	—	296,119	296,119
Investments at amortized cost	3,277,672	80,043	—	3,357,715	3,474,004	2,949,507	—	—	2,949,507	3,302,779
Loans, net	—	44,737,995	—	44,737,995	46,520,382	—	42,932,260	—	42,932,260	45,502,998
Due from customers on acceptances	—	40,565	—	40,565	40,565	—	45,809	—	45,809	45,809
Insurance and reinsurance contract assets	—	24,392	—	24,392	24,392	—	30,577	—	30,577	30,577
Other accounts receivable and other assets, net	—	1,308,716	—	1,308,716	1,308,716	—	919,767	—	919,767	919,767
Total	3,277,672	56,535,337	—	59,813,009	61,711,685	2,949,507	57,417,943	—	60,367,450	63,291,460
Liabilities
Deposits and obligations	—	49,394,868	—	49,394,868	49,188,234	—	48,464,095	—	48,464,095	48,530,708
Inter-bank funds	—	119,712	—	119,712	119,712	—	30,012	—	30,012	30,012
Due to banks and correspondents	—	9,028,209	—	9,028,209	9,025,930	—	6,859,664	—	6,859,664	7,100,646
Bonds, notes and other obligations	4,587,631	708,643	—	5,296,274	5,551,629	6,447,282	990,545	—	7,437,827	7,906,303
Due from customers on acceptances	—	40,565	—	40,565	40,565	—	45,809	—	45,809	45,809
Insurance contract liabilities	—	12,205,641	—	12,205,641	12,205,641	—	11,227,845	—	11,227,845	11,227,845
Other accounts payable and other liabilities	—	3,056,196	—	3,056,196	3,056,196	—	2,533,292	—	2,533,292	2,533,292
Total	4,587,631	74,553,834	—	79,141,465	79,187,907	6,447,282	70,151,262	—	76,598,544	77,374,615

The methodologies and assumptions used to determine fair values depend on the terms and risk characteristics of each financial instrument and they include the following:

(i) Long-term fixed-rate and variable-rate loans are assessed by the Group based on parameters such as interest rates, specific country risk factors, individual creditworthiness of the customer and the risk characteristics of the financed project. Based on this evaluation, allowances are taken into account for the estimated losses of these loans. As of December 31, 2023 and 2022, the book value of loans, net of allowances, was not significantly different from the calculated fair values.

(ii) Instruments whose fair value approximates their book value: For financial assets and financial liabilities that are liquid or have short-term maturity (less than 3 months) it is assumed that the carrying amounts approximate to their fair values. This assumption is also applied to demand deposits, savings accounts without a specific maturity and variable-rate financial instruments.

(iii) Fixed-rate financial instruments: The fair value of fixed-rate financial assets and financial liabilities at amortized cost is determined by comparing market interest rates when they were first recognized with current market rates related to similar financial instruments for their remaining term to maturity. The fair value of fixed interest rate deposits is based on discounted cash flows using market interest rates for financial instruments with similar credit risk and maturity. For quoted debt issued, the fair value is determined based on quoted market prices. When quotations are not available, a discounted cash flow model is used based on the yield curve of the appropriate interest rate for the remaining term to maturity.

25. Fiduciary activities and management of funds

The Group provides custody, trustee, investment management and advisory services to third parties; therefore, the Group makes purchase and sale decisions in relation to a wide range of financial instruments. Assets that are held as trust are not included in the consolidated financial statements.

As of December 31, 2023 and 2022, the value of the managed off-balance sheet financial assets is as follows:

	31.12.2023	31.12.2022
	S/(000)	S/(000)
Investment funds	17,829,262	16,821,566
Mutual funds	5,352,241	4,495,832
Total	23,181,503	21,317,398

26. Subsequent event

On January 16, 2024, Interbank issued subordinated bonds called "7.625 Subordinated Notes due 2034" for the amount of US$300,000,000, under Rule 144A and Regulation S of the U.S. Securities Act of 1933 of the United States of America. This issuance has maturity in January 2034 and the agreed annual effective interest rate was 7.625 percent.